  As filed with the Securities and Exchange Commission on April 8, 1999
                                                     Registration No. 333-63287

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              TREX COMPANY, INC.
            (exact name of registrant as specified in its charter)

        Delaware                     3089                    54-1910453
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdictionof               Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)

                            20 South Cameron Street
                             Winchester, VA 22601
                                (540) 678-4070
  (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                              Anthony J. Cavanna
                         Executive Vice President and
                            Chief Financial Officer
                              Trex Company, Inc.
                            20 South Cameron Street
                             Winchester, VA 22601
                                (540) 678-4070
 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                  Copies to:

Richard J. Parrino, Esq.         Brian Hoffmann, Esq.                Dov Schwell, Esq.
 Hogan & Hartson L.L.P.      Cadwalader, Wickersham & Taft        McDermott, Will & Emery
  555 13th Street, N.W.             100 Maiden Lane           50 Rockefeller Plaza, 11th floor
Washington, DC 20004-1190         New York, NY 10038              New York, NY 10020-1605
     (202) 637-5600                 (212) 504-6000                    (212) 547-5400

                               ----------------

       Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                     CALCULATION OF REGISTRATION FEE

===================================================================================================
                                                                         Proposed
                                           Amount        Proposed        Maximum        Amount of
   Tile of Each Class oft                  to be     Maximum Offering   Aggregate     Registration
Securties to be Registeredi              Registered  Price Per Share  Offering Price       Fee
---------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.........  4,718,450(1)    $10.00(2)      $47,184,500(2) $13,919.43(3)
===================================================================================================

(1) Includes 615,450 shares subject to an over-allotment option granted by the Company to the underwriters.

(2) Reflects the actual offering price of $10.00 per share.

(3) Previously paid. The Company has paid an aggregate registration fee of $16,959.06 in connection with the registration of 3,855,950 shares based on an assumed maximum offering price of $15.00 per share.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             4,103,000 Shares

                              Trex Company, Inc.

                                 Common Stock

  Of the 4,103,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Trex Company, Inc. (the "Company") being offered hereby (the "Shares"), 4,000,000 Shares are being sold by the Company and 103,000 Shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders.

  Prior to the offering of the Shares (the "Offering"), there has been no public market for the Common Stock and there can be no assurance that any active trading market will develop. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

  The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "TWP" subject to notice of issuance.

  See "Risk Factors" beginning on page 11 for a discussion of certain factors which should be considered by prospective purchasers in connection with an investment in the Shares.

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
   PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
         REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

==================================================================================================
                                             Underwriting
                             Price to        Discounts and    Proceeds to the  Proceeds to Selling
                              Public        Commissions(1)      Company(2)       Stockholders(3)
--------------------------------------------------------------------------------------------------
Per Share..............       $10.00             $0.70             $9.30              $9.30
--------------------------------------------------------------------------------------------------
Total (4)..............     $41,030,000       $2,872,100        $37,200,000         $957,900
==================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering estimated at $1,300,000.

(3) The Selling Stockholders will pay a portion of the underwriting discounts and commissions applicable to the sale of their Shares, equal to an aggregate of $72,100.

(4) The Company has granted to the Underwriters an option (the "Over-Allotment Option") exercisable for a 30-day period from the closing of the Offering to purchase up to an additional 615,450 shares of Common Stock on the same terms set forth above to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public will be $47,184,500, the total Underwriting Discounts and Commissions will be $3,302,915, the total Proceeds to the Company will be $42,923,685 and the total Proceeds to Selling Stockholders will be $957,900.

                                ---------------

  The Shares are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Shares will be available for delivery on or about April 13, 1999 in New York, New York.

                             J.C.Bradford&Co.

                              April 8, 1999

[The graphics on the inside front cover page are displayed on a three-page color fold-out and consist of the following: (i) on the first page, color photographs of three different product installations identified by location, accompanied by the registered product logo and text consisting of six bullet points summarizing product characteristics; and (ii) on a gatefold consisting of the second and third pages, color photographs of six different product installations identified by location and superimposed on a color photograph of a seventh product installation, accompanied by the registered product logo]

[Text accompanying graphics on the first page:]

  . Splinter-free, wood-polymer(TM) decking lumber that requires no protective sealants.

  . Manufactured primarily from recycled grocery bags, reclaimed stretch wrap, and hardwood waste.

  .  Resists moisture, insects, and UV rays.

  .  Will not rot, crack, split, warp, or splinter.

  .  Meets ADA standards for split resistant walking surfaces.

  . The only wood-plastic lumber to be code listed by the nation's three major building code agencies: BOCA, ICBO, and SBCCI.

                               ----------------

                                    SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes (i) consummation of the Reorganization (as defined below) and (ii) no exercise of the Over-Allotment Option. Unless otherwise indicated, references in this Prospectus to the "Company" mean, at all times prior to the consummation of the Reorganization, TREX Company, LLC or, prior to August 29, 1996, its predecessor, the Composite Products Division of Mobil Oil Corporation, and, at all times thereafter, Trex Company, Inc. and its wholly-owned subsidiary. The information on the decking market presented in this Prospectus is for the U.S. market. Trex(R) is a registered trademark of the Company.

                                  THE COMPANY

General

  The Company is the nation's largest manufacturer of non-wood decking alternative products, which are marketed under the brand name Trex(R). Trex Wood-Polymer(TM) lumber is a wood/plastic composite that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements and functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene and is used primarily for residential and commercial decking. The Company promotes Trex among consumers and contractors as a premium decking product. Net sales of Trex increased from $0.6 million in 1992 to $46.8 million in 1998. Income from operations increased from a loss of $5.6 million in 1992 to a profit of $11.0 million in 1998.

  Annual factory sales of residential and commercial decking in 1997 totaled approximately $1.7 billion and approximately $200 million, respectively. This market includes all decking products other than posts, beams and columns used for a deck's substructure. For the seven-year period ended December 31, 1997, factory sales of all residential decking increased at a compound annual growth rate of approximately 8%. In recent years, factory sales of non-wood alternative decking products to the residential market have increased at a compound annual growth rate of over 25%. Although wood decking accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber), developing consumer awareness of non-wood decking alternatives, the trend to low-maintenance products and the decline in lumber quality and quantity have contributed to increased sales of wood/plastic composites used for decking. Residential decking purchases include the installation of new or replacement decks for existing homes, construction of decks for new homes and repair of existing decks. The Company believes that, because residential deck construction is not primarily tied to new home activity, residential decking sales generally have not experienced the high level of cyclicality common to businesses in the new home construction and building materials industries.

  The Company seeks to achieve sales growth in the decking market by converting demand for wood decking products into demand for Trex. The Company intends to continue to develop and promote the Trex brand name as a premium decking product and to focus on the contractor-installed market segment. This segment represents approximately 70% of the decking market (measured by board feet of lumber) and contractors generally build larger, more elaborate residential decks than decks built by homeowners in the "do-it-yourself" market segment. The Company sells its products through approximately 55 wholesale distribution locations, which in turn sell Trex to approximately 2,000 independent contractor-oriented retailer lumber yards ("dealer outlets") across the United States.

  The Company was formed in August 1996 in a buyout (the "Acquisition") of the assets of the Composite Products Division of Mobil Oil Corporation ("Mobil"). Mobil established the Composite Products Division in April 1992 after purchasing the technology and related assets used to create Trex. The buyout was led by four senior Mobil executives with over 75 years of combined management experience.

Competitive Strengths

  The Company believes that its primary competitive strengths are the following:

  Superior Product. Trex offers a number of significant advantages over wood decking products. Trex eliminates many of wood's major functional disadvantages, which include warping, splitting and other damage from moisture. Trex requires no sealing to protect against moisture damage, provides a splinter-free surface and needs no chemical treatment against insect infestation. These features of Trex eliminate the on-going maintenance requirements for a wood deck and make Trex less costly than wood over the life of the deck. Like wood, Trex is slip-resistant, even when wet, can be painted or stained and is not vulnerable to damage from ultraviolet rays. The special characteristics of Trex, including resistance to splitting, flexibility, and ease and consistency of machining and finishing, facilitate deck installation, reduce contractor call-back and afford customers a wide range of design options.

  Brand Name Development. The Company has invested over $10 million during the last three years to develop Trex as a recognized brand name in the residential and commercial decking market. The Company's marketing strategy has been to promote Trex among consumers and contractors as a premium decking product. The Company uses extensive print and television advertising to build brand awareness among homeowners and commercial users and targets decking contractors with advertisements in leading building and remodeling magazines. Brand name recognition helps to generate demand for Trex directly among consumers and also among distributors and dealers, who recommend Trex to contractors and other consumers. The Company believes that its branding strategy promotes product differentiation of Trex in a market which is not generally characterized by brand identification and enables the Company both to command premium prices and to maintain price stability for Trex.

  Extensive Distribution Network. The Company has developed an extensive distribution network which complements its branding strategy and focus on the contractor-installed market segment. At December 31, 1998, the Company sold Trex through approximately 55 wholesale distribution locations. At the same date, the Company's distributors marketed Trex to approximately 2,000 dealer outlets, which directly service contractors and consumers. The Company selects distributors based upon their anticipated commitment to Trex, and the Company's distribution network devotes significant resources to promoting and selling Trex. All distributors have appointed a Trex specialist, regularly conduct dealer training sessions, fund demonstration projects and participate in local advertising campaigns and home shows. These distributors generally sell Trex as their only non-wood decking alternative and agree in their distribution agreements with the Company not to market other wood/plastic composites with the same applications as Trex.

  Investment in Manufacturing Process and Product Development. Production of a non-wood decking alternative like Trex requires significant capital investment, special process know-how and time to develop. The Company has invested approximately $34 million and six years in expansion of its manufacturing capacity, manufacturing process improvements, new product development and product enhancements. The Company's investment of time and capital has enabled it to increase the number of production lines from one to eight and its manufacturing line production rates by more than 200% since 1992, has facilitated the Company's development of new products and has produced improvements in the dimensional consistency, surface texture and color uniformity of Trex.

  Building Code Listing. Trex is the only non-wood decking alternative to receive a product building code listing either from the National Evaluation Service (the "NES") or from any of the three NES regional members that establish construction standards in the United States. Since receiving its NES listing in 1995, Trex has been the only non-wood alternative decking product published in all major code books throughout the country. The Company's listing facilitates the acquisition of building permits by residential consumers of Trex. The Company believes that its listing promotes customer and industry acceptance of Trex as a substitute for wood in decking.

  Experienced Management Team. The Company is managed by four experienced senior executives who led the buyout of Mobil's Composite Products Division in 1996. The Company's executives have managed billion-dollar operations as well as smaller, high-growth divisions and product rollouts within and outside of Mobil. They have approximately 75 years of combined management experience at Mobil across a wide range of management functions.

Growth Strategies

  The Company's goals are to continue to be the leading producer of a superior non-wood decking alternative product, to increase its market share of the decking market and to expand new products and geographic markets. To attain these goals, the Company employs the following strategies:

  Continue Brand Name Development. The Company plans to increase its investment in, and the resources devoted to, development of the Trex brand. The Company's branding efforts will focus on implementation of enhanced integrated advertising, public relations and trade programs. The Company's sales growth in the decking market will largely depend on converting demand for wood products into demand for Trex. Accordingly, the Company's branding strategy will continue to emphasize the advantages of Trex over wood decking products. The Company's brand building programs also are designed to support the positioning of Trex as a premium product in the decking market.

  Expand Distribution Coverage. The Company intends to establish comprehensive national coverage for Trex. To achieve this objective, the Company expects to increase the number of dealer outlets selling Trex over the next three years by 50% to approximately 3,000 outlets. The Company will seek to expand its dealer network by adding new distributors and increasing the number of its wholesale distribution locations to approximately 75 distribution locations from its base of approximately 55 at December 31, 1998.

  Increase Production Capacity. Currently, customer demand for Trex exceeds the Company's manufacturing capacity. To support sales growth and improve customer service, the Company plans to increase output by increasing productivity in its existing facility in Winchester, Virginia and by beginning production in an additional manufacturing facility near Reno, Nevada in the fourth quarter of 1999. The Company recently augmented the production capacity of its Winchester facility by adding one new production line in December 1998 and a second new production line in January 1999. The addition of these two production lines will enable the Company to increase its manufacturing capacity by approximately 40% by mid-1999. With the second manufacturing facility in operation, the Company expects by the end of 1999 to double its production capacity from the level sustained in December 1998.

  Invest in Process and Product Development. The Company will continue to make substantial investments in process and product development to support new products and improve product consistency, reduce manufacturing costs and increase operating efficiencies. In the third quarter of 1998, the Company centralized its research and development operations in the Trex Technical Center, a 30,000-square foot building adjacent to its Winchester manufacturing facility.

  Increase New Product Development and Export Markets. As part of its long-term growth strategy, the Company will continue to develop opportunities for Trex in new products and product applications and in geographic markets beyond the Company's U.S. base. In 1998, the Company derived approximately 15% of its net sales from sales of Trex for non-decking applications, including industrial block flooring, applications for parks and recreational areas, floating and fixed docks and other marine applications, and landscape edging. The Company believes that the product characteristics of Trex are well suited to satisfy the diverse appearance, performance and safety requirements of these and other potential product applications. In expanding its geographic scope of operations, the Company plans to increase exports to Canada, where it currently has limited sales, and to explore export opportunities in the Caribbean, Latin America and selected parts of Europe.

Reorganization

  In connection with the Offering, the Company and TREX Company, LLC have taken and will take certain actions described below which are collectively referred to in this Prospectus as the "Reorganization."

  Until April 7, 1999, Trex Company, Inc. was a wholly-owned subsidiary of TREX Company, LLC, a Delaware limited liability company. On April 7, 1999, the members of TREX Company, LLC other than Mobil contributed their junior membership interests in TREX Company, LLC to Trex Company, Inc. in exchange for Common Stock of Trex Company, Inc. (the "Exchange Transaction"). Concurrently with such exchange, Mobil exchanged its preferred membership interest in TREX Company, LLC for a $3.1 million note of Trex Company, Inc. payable upon the consummation of the Offering. As a result of such exchanges, TREX Company, LLC became a wholly-owned subsidiary of Trex Company, Inc.

  In connection with the Exchange Transaction, TREX Company, LLC will make a special cash distribution of approximately $12.2 million to certain of its members (the "LLC Distribution"). Of the LLC Distribution, approximately $9.8 million represents the estimated amount of the previously recognized and undistributed taxable income of TREX Company, LLC through the Reorganization date of April 7, 1999 on which the members have paid, or will pay, income tax, and approximately $2.4 million represents a return of capital. The $9.8 million amount and the total amount of the LLC Distribution are subject to adjustment based on the actual taxable income of TREX Company, LLC from January 1, 1999 through the Reorganization date. See "Certain Transactions--Reorganization."

  The Company's principal executive offices are located at 20 South Cameron Street, Winchester, Virginia 22601, and the Company's telephone number at that address is (540) 678-4070.

                                  THE OFFERING

Common Stock offered by the
 Company......................

                                4,000,000 shares

Common Stock offered by the
 Selling Stockholders.........
                                103,000 shares

Common Stock to be
 outstanding after the
 Offering.....................
                                13,500,000 shares (1)

Use of Proceeds...............
                                The Company will use its net proceeds of the Offering to repay indebtedness and to fund a portion of the LLC Distribution. See "Use of Proceeds."

Proposed NYSE symbol..........  TWP

--------
(1) Does not include (i) 125,000 shares subject to stock options the Company intends to grant to certain of its employees under its 1999 Stock Option and Incentive Plan (the "Stock Incentive Plan") upon the consummation of the Offering or (ii) up to 10,000 shares subject to stock options the Company intends to grant to its non-employee directors under its 1999 Incentive Plan for Outside Directors (the "Outside Director Plan") upon the consummation of the Offering. See "Management--1999 Stock Option and Incentive Plan" and "--1999 Incentive Plan for Outside Directors."

                                  RISK FACTORS

  Potential investors should carefully consider the risk factors relating to the Company, its business and an investment in the Shares set forth under "Risk Factors." Such risk factors include, but are not limited to, the following:

  .  Ability to Increase Market Acceptance
  .  Lack of Product Diversification
  .  Dependence on Single Manufacturing Facility
  .  Reliance on Supply of Raw Materials
  .  Sensitivity to Economic Conditions
  .  Ability to Increase Manufacturing Capacity
  .  Ability to Manage Growth
  .  Seasonality and Fluctuations in Quarterly Operating Results
  .  Significant Capital Requirements
  .  Dependence on Significant Distributors

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The summary historical financial data presented below as of December 31, 1998, for the period from August 29, 1996 to December 31, 1996 and for the years ended December 31, 1997 and 1998 are derived from the Company's Financial Statements and related Notes thereto appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The summary historical statement of operations data and cash flow data presented below for the period from January 1, 1996 to August 28, 1996 are derived from the Financial Statements of the Composite Products Division of Mobil Oil Corporation (the "Predecessor") and related Notes thereto appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The unaudited supplemental pro forma statement of operations data, cash flow data and other data give effect to the Reorganization and the Offering as if such transactions had been consummated on January 1, 1998. The unaudited pro forma balance sheet data give effect to the Reorganization as if the Reorganization had been consummated on December 31, 1998. The unaudited supplemental pro forma balance sheet data give effect to the Reorganization and the Offering as if such transactions had been consummated on December 31, 1998. The unaudited pro forma balance sheet data and unaudited supplemental pro forma financial data are based on assumptions that management believes are reasonable, are presented for comparative and informational purposes only and do not purport to represent what the Company's actual results of operations or financial condition would have been if the Reorganization and the Offering in fact had occurred on such dates or to project the Company's results of operations for any future period or financial condition at any future date. The summary historical and unaudited pro forma balance sheet data and unaudited supplemental pro forma financial data presented below also include certain unaudited other data. The summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the Predecessor and related Notes thereto appearing elsewhere in this Prospectus.

                          The Predecessor(1)               The Company(1)
                          ------------------ --------------------------------------------
                                                                             Supplemental
                               Jan. 1,       August 29,                       Pro Forma
                               1996 to        1996 to   Year Ended Dec. 31,   Year Ended
                               Aug. 28,       Dec. 31,  -------------------    Dec. 31,
                                 1996           1996      1997      1998       1998(2)
                          ------------------ ---------- --------- ---------  ------------
                                    (In thousands, except per share and unit data)
Statement of
 Operations Data:
Net sales...............       $18,071        $  5,708  $  34,137 $  46,818    $ 46,818
Gross profit............         8,883           2,227     17,363    23,862      23,862
Income (loss) from
 operations.............         3,375            (331)     8,371    10,984      10,984
Interest expense, net...             -             934      2,777     2,526         175
                               -------        --------  --------- ---------    --------
Income (loss) before
 income tax expense.....       $ 3,375        $ (1,265) $   5,594  $  8,458      10,809
                               =======        ========  ========= =========
Basic (loss) earnings
 per junior unit (3)....                      $(350.00) $1,297.25 $2,013.25
                                              ========  ========= =========
Weighted average junior
 units outstanding......                         4,000      4,000     4,000
                                              ========  ========= =========
Pro forma income tax
 expense (4)(5)(6)
 (unaudited)............                                              3,383       4,324
                                                                  ---------    --------
Pro forma net income
 (5)(6) (unaudited).....                                          $   5,075    $  6,485
                                                                  =========    ========
Pro forma net income
 per share, basic
 (5)(6)(7) (unaudited)..                                          $    0.53    $   0.48
                                                                  =========    ========
Cash Flow Data:
Cash flow from (used in)
 operating activities...       $ 2,848        $   (222) $   6,521 $  12,228    $11,870
Cash flow (used in)
 investing activities...        (3,708)        (30,253)   (3,252)   (17,140)    (17,140)
Cash flow from (used in)
 financing activities...           860          34,216    (5,010)     4,112       3,477
Other Data (unaudited):
EBITDA (8)..............       $ 4,492        $    527  $  11,013 $  14,098    $ 14,098
Pounds of Trex sold.....        61,483          19,924    113,948   151,555     151,555

                                                As of December 31, 1998
                                         --------------------------------------
                                                                 Supplemental
                                         Actual   Pro Forma(9) Pro Forma(9)(10)
                                         -------  ------------ ----------------
Balance Sheet Data (in thousands):
Cash and cash equivalents............... $ 1,200    $    200       $   207
Working capital (deficit)...............  (3,172)    (11,816)          853
Total assets............................  51,331      50,331        49,555
Total debt..............................  33,063      33,063         6,813
Total members'/stockholders' equity.....  13,291       4,647        37,126

--------
(1) On August 29, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of the Predecessor for a purchase price of approximately $29.5 million. See "Certain Transactions-- Acquisition Transactions."

(2) The supplemental pro forma statement of operations data have been computed by eliminating net interest expense of $2.4 million related to debt that will be repaid with a portion of the net proceeds of the Offering. The supplemental pro forma statement of operations data do not include adjustments to (i) record an extraordinary loss, net of taxes, of $1.1 million for the year ended December 31, 1998 related to the extinguishment of such debt or (ii) reflect recognition of a one-time non-cash tax charge of approximately $1.4 million for the year ended December 31, 1998 with respect to a net deferred tax liability related to the Company's conversion in the Reorganization to a corporation taxed in accordance with Subchapter C of the Internal Revenue Code (a "C corporation"). Such data give effect to the conversion as if it had occurred on January 1, 1998. The supplemental pro forma income tax provision is calculated at a combined federal and state income tax rate of 40%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions--Reorganization."

(3) Historical basic earnings per junior unit has been omitted for the Predecessor period, since the operations for such period were a component of Mobil.

(4) For the period shown, the Predecessor was included in the consolidated tax return of its parent and, accordingly, no tax provision was provided. For all periods since inception, the Company elected to be treated as a partnership for federal and state income tax purposes. As a result, the Company's income has been taxed directly to the Company's members, rather than to the Company.

(5) Pro forma and supplemental pro forma net income and basic net income per share reflect current federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the periods presented.

(6) Pro forma and supplemental pro forma net income and basic net income per share for the year ended December 31, 1998 do not include adjustments to record deferred income tax expense of $1.4 million as a result of the Company's conversion in the Reorganization to a C corporation. Such data give effect to the conversion as if it had occurred on January 1, 1998.

(7) Assumes 9,500,000 and 13,500,000 weighted average shares outstanding during the year ended December 31, 1998 on a pro forma and supplemental pro forma basis, respectively. Diluted income per share is the same as basic income per share and, therefore, is not separately presented.

(8) Consists of income from operations plus depreciation and amortization. EBITDA is presented because it is a commonly used measure of performance by the financial community. Although management believes EBITDA is a useful measure of the Company's performance, EBITDA should not be considered an alternative to net income as a measure of operating performance or to cash provided by (used for) operating activities as a measure of liquidity. In addition, this measure of EBITDA may not be comparable to similarly titled measures reported by other companies.

(9)  Reflects (i) the LLC Distribution of $5.6 million at December 31, 1998 and
    (ii) the issuance of a $3.1 million note in exchange for the preferred membership interest in the Company. Does not reflect a net deferred tax liability of $2.4 million that would have been recorded by the Company if it had converted to C corporation status on December 31, 1998. The $5.6 million LLC Distribution adjustment is calculated as if the LLC Distribution had been made on December 31, 1998 and is based in part on the estimated amount of previously recognized and undistributed income of the Company through such date, while the $12.2 million LLC Distribution amount appearing elsewhere in this Prospectus also reflects the then estimated additional results of operations of the Company from January 1, 1999 through the Reorganization date of April 7, 1999. The $5.6 million amount as of December 31, 1998 will be increased by the actual amount of any taxable income realized by the Company from January 1, 1999 through the Reorganization date. See "Certain Transactions--Reorganization."

(10)  Reflects (i) the LLC Distribution of $5.6 million at December 31, 1998,
     (ii) the repayment of a $3.1 million note issued in exchange for the preferred membership interest in the Company, (iii) a net deferred tax liability of $2.4 million that would have been recorded by the Company if it had converted to C corporation status on December 31, 1998, (iv) an extraordinary $1.1 million charge for the early extinguishment of debt to be repaid from the net proceeds of the Offering and (v) the sale by the Company of the Shares in the Offering and the application of the net proceeds therefrom. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and "Certain Transactions--Reorganization."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, investors should carefully consider the following risk factors before deciding whether to purchase the Shares offered hereby. Certain statements in this Prospectus concerning the Company's future financial condition and performance are forward-looking statements. The Company's actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below and in the sections of this Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Ability to Increase Market Acceptance

  The Company's ability to grow will largely depend on its success in converting demand for wood decking products, which accounted for approximately 97% of the 1997 decking market (measured by board feet of lumber), into demand for Trex. The Company's strategy to increase market acceptance of Trex is to develop and promote the Trex brand name as a premium decking product and to emphasize the advantages of Trex over wood decking products. To increase its market share, the Company must overcome the low consumer awareness of non-wood decking alternatives, the preference of many consumers for well-accepted wood products, the somewhat different appearance of Trex, the greater initial expense of installing a Trex deck and the established relationships existing between suppliers of wood decking products and contractors and homebuilders. The Company's failure to achieve increased market acceptance of Trex would have a material adverse effect on the Company's business, financial condition and results of operations.

Lack of Product Diversification

  All of the Company's net sales are derived from Trex. Although the Company has developed new Trex products and new applications for Trex since 1992, and intends to continue such development, the Company's product line is based exclusively on the composite formula and manufacturing process for Trex Wood-Polymer lumber. If the Company should experience any problems, real or perceived, with product quality or acceptance of Trex, the Company's lack of product diversification would have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Single Manufacturing Facility

  Trex is currently produced solely in the Company's manufacturing facility in Winchester, Virginia. Any interruption in the operations or decrease in the production capacity of this facility, whether because of equipment failure, natural disaster or otherwise, would limit the Company's ability to meet existing and future customer demand for Trex and would have a material adverse effect on the Company's business, financial condition and results of operations. The Company has acquired the site for, and in January 1999 began construction of, a second manufacturing facility, which will be located near Reno, Nevada. The new facility is expected to begin production in the fourth quarter of 1999, but construction and equipping of the facility is subject to risks that could delay commencement of operations beyond that date. See "-- Ability to Increase Manufacturing Capacity."

Reliance on Supply of Raw Materials

  Production of Trex requires substantial amounts of wood fiber and polyethylene. The Company purchases wood fiber under contracts with a relatively small number of suppliers primarily located within a 200-mile radius of the Company's existing manufacturing facility in Winchester, Virginia, and obtains polyethylene under purchase order arrangements with suppliers of reclaimed grocery sacks and stretch film throughout the United States. Four suppliers collectively accounted for approximately 80% of the Company's 1998 wood fiber purchases. For a description of the Company's supply agreements with such suppliers, see "Business--Suppliers--Wood Fiber." The Company's ability to obtain adequate polyethylene supplies depends on its success in developing new sources, entering into long-term arrangements with suppliers and managing the collection of supplies from geographically dispersed distribution centers. The termination of the Company's relationships with suppliers of a significant portion of its wood fiber or polyethylene requirements could subject the Company to the risks that it would be unable to purchase sufficient quantities of raw materials to meet its production requirements or would have to pay higher prices for replacement supplies. Further, the Company generally obtains its raw materials from existing suppliers at fixed prices that are established annually. There can be no assurance that the Company will be successful in maintaining such pricing policies to protect against fluctuations in raw materials prices. The Company believes it will be able to obtain sufficient additional wood and polyethylene supplies from its existing suppliers and new supply sources to meet the increased requirements resulting from its recent addition of two new production lines to its Winchester facility and its establishment of a second manufacturing facility near Reno, Nevada, which the Company expects to begin production in the fourth quarter of 1999. The Company has not yet entered into supply agreements for the new facility. The termination of significant sources of raw materials, the payment of higher prices for raw materials or the failure to obtain sufficient additional raw materials to meet planned increases in capacity could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Ability to Increase Manufacturing Capacity" and "Business-- Suppliers."

Sensitivity to Economic Conditions

  The demand for decking products is sensitive to changes in the level of activity in home improvements and, to a lesser extent, new home construction, which are affected by such factors as consumer spending habits, employment, interest rates and inflation. An economic downturn could reduce consumer income available for spending on discretionary items such as decking, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Decking Market Overview."

Ability to Increase Manufacturing Capacity

  Currently, customer demand for Trex exceeds the Company's manufacturing capacity. As part of its strategy to increase capacity, the Company recently augmented the production capacity of its manufacturing facility in Winchester, Virginia by adding one new production line in December 1998 and a second new production line in January 1999. In addition, the Company has acquired the site for, and in January 1999 began construction of, a second manufacturing facility, which will be located near Reno, Nevada. The Company expects that the new facility will begin production in the fourth quarter of 1999. See "Business--Growth Strategies." In constructing and equipping the new facility, the Company will be subject to the risks normally associated with the development of manufacturing facilities, including risks relating to the timely receipt of environmental and other regulatory approvals, the cost and timely completion of construction (which may be affected by causes beyond the Company's control, such as weather, labor conditions or material shortages), the costs associated with financing equipment purchases and the availability of long-term borrowings to refinance on acceptable terms short-term site acquisition and construction loans obtained by the Company. Further, in the start-up and operation of the new facility and the two additional production lines, the Company will be subject to the risks involved in recruiting and training a factory workforce, installing and operating new production equipment, purchasing raw materials, commencing manufacturing operations and maintaining product quality. These risks could result in substantial unanticipated delays or expense, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Dependence on Single Manufacturing Facility," "--Reliance on Supply of Raw Materials" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Ability to Manage Growth

  The Company's recent growth has placed significant demands on its management and other resources. The Company's net sales increased to $46.8 million in 1998 from $34.1 million in 1997 and $23.8 million in 1996. The number of dealer outlets selling Trex has increased from approximately 1,200 at December 31, 1996 to approximately 2,000 at December 31, 1998, and further significant increases are expected in the future. The Company also plans to support its geographic expansion by opening a second manufacturing facility, which will be located near Reno, Nevada. To manage its growth effectively, the Company will need to continue to develop and improve its operational, financial, accounting and other internal systems. In addition, the Company's future success will depend in large part upon its ability to recruit, train, motivate and retain senior managers and other employees and to maintain product quality. If the Company is unable to manage its growth effectively, such inability could have a material adverse effect on the quality of the Company's products and its business, financial condition and results of operations.

Seasonality and Fluctuations in Quarterly Operating Results

  The Company's net sales and income from operations historically have varied from quarter to quarter. Such variations are principally attributable to seasonal trends in the demand for Trex. The Company experiences lower net sales levels during the fourth quarter, in which holidays and adverse weather conditions in certain regions usually reduce the level of home improvement and new construction activity. Income from operations and net income tend to be lower in quarters with lower sales due to a lower gross margin which is not offset by a corresponding reduction in selling, general and administrative expenses, in part because the Company continues to make advertising expenditures throughout the year. As a result of these factors, the Company believes period-to-period comparisons of its net sales and other operating results should not be relied upon as indicators of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

Significant Capital Requirements

  Expansion of the Company's production capacity will require significant capital expenditures. The Company currently estimates that its aggregate capital requirements in 1999 and 2000 will total approximately $23.8 million, of which approximately $20.3 million is expected to be incurred in 1999 and approximately $3.5 million in 2000. Capital expenditures will be used primarily for the construction and equipping of the Company's new manufacturing facility, which will be located near Reno, Nevada and which the Company expects to begin production in the fourth quarter of 1999. The Company believes that cash on hand, cash flow from operations and borrowings expected to be available under the Company's credit agreements and construction loan for the new facility will provide sufficient funds to enable the Company to expand its business as currently planned for at least the next 12 months. The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimates depending on the demand for Trex and as a result of new market developments and opportunities. The Company may determine that it is necessary or desirable to obtain financing for such requirements through bank borrowings or the issuance of debt or equity securities. Debt financing would increase the leverage of the Company, while equity financing may dilute the ownership of the Company's stockholders. There can be no assurance as to whether, or as to the terms on which, the Company will be able to obtain such financing. Any failure by the Company to generate sufficient funds from operations or equity or debt financings to meet its capital requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

Dependence on Significant Distributors

  The Company's aggregate net sales to its five largest distributors accounted for approximately 74% of the Company's net sales in 1998. The Company's contracts with these distributors are terminable by the distributors upon notice at any time during the contract term. Although the Company believes it would be able to replace any current distributor, a contract termination or significant decrease or interruption in business from any of its five largest distributors or any other significant distributor could cause a short-term disruption of the Company's operations. Such a disruption could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Distribution."

Dependence on Key Personnel

  The Company's success will depend in large part upon the continued services of a small number of key management employees, including Anthony J. Cavanna, Andrew U. Ferrari, Robert G. Matheny and Roger A. Wittenberg. Upon the consummation of the Offering, none of such employees will be a party to an employment agreement with the Company. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such employees and any resulting loss of existing or potential customers to such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel. Although the Company's key employees are parties to agreements containing confidentiality covenants, there can be no assurance that courts will enforce such covenants as written or that the agreements will deter conduct prohibited by such covenants. See "Management."

Competition

  The residential and commercial decking market in which the Company principally operates is highly competitive. As a wood/plastic composite product, Trex competes with wood, other wood/plastic composites and 100% plastic lumber for use as decking. The primary competition for Trex is wood decking, which accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber). The conventional lumber suppliers with which the Company competes in many cases have established ties to the building and construction industry and have well-accepted products. Many of the Company's competitors in the decking market that sell wood products have significantly greater financial, technical and marketing resources than the Company. The Company's ability to compete depends, in part, upon a number of factors outside its control, including the ability of its competitors to develop new non-wood decking alternatives which are competitive with Trex. Trex is the only non-wood decking alternative to receive a product building code listing from the NES or any of its three regional members. A product building code listing covers all uses of a product meeting the specified design criteria. The Company is aware of one manufacturer of wood/plastic composite products that has publicly announced it has applied for a regional application listing for its products and of at least four manufacturers that have received regional application listings of their 100% plastic lumber products. An application listing covers specific uses of the listed products. There can be no assurance that one or more of the Company's competitors will not receive a listing for their non-wood decking alternative products in the immediate future. Any product receiving such a listing could be more competitive with Trex. The Company's failure to compete successfully with its competitors would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

Impact of Government Regulation

  The Company is subject to federal, state and local environmental, occupational health and safety, and other laws and regulations. The environmental laws and regulations applicable to the Company's operations establish air quality standards for emissions from the Company's manufacturing operations, govern the disposal of solid waste, and regulate waste water and storm water discharge. The Company believes that it currently complies in all material respects with such environmental laws and regulations. As is the case with manufacturers in general, the Company may be held liable for response costs and damages to natural resources if a release or threat of release of hazardous materials occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any properties owned or operated by the Company. Such a liability could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

Year 2000 Issue

  The Company and third parties with which the Company does business rely on numerous computer programs in their day-to-day operations. The Company has undertaken a program to address the Year 2000 issue as it relates to the Company's internal computer systems and the third-party computer systems with which the Company interacts, including the systems of its major suppliers and customers. The Company expects to continue to incur internal staff costs and other expenses, which may be significant and will be expensed as incurred, to address these issues. In addition, the appropriate course of action may include replacement or an upgrade of certain systems or equipment at a substantial cost to the Company. There can be no assurance that the Year 2000 issue will be resolved in 1999. If not resolved, such issue could have a material adverse impact on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issue."

Influence by Principal Stockholders

  Upon completion of the Offering, the Company's four management stockholders will beneficially own approximately 63.2% of the Common Stock (60.6% if the Over-Allotment Option is exercised in full). As a result, such stockholders collectively will be able to exercise control over the Company's business and affairs by virtue of their voting power with respect to the election of directors and actions requiring stockholder approval. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

Intellectual Property

  The Company's success depends, in part, upon its intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company also has obtained patent protection for certain of its production processes. The Company enters into confidentiality agreements with its employees and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this respect will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Business--Intellectual Property."

Certain Anti-Takeover Provisions

  Certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") and the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law") could have anti-takeover effects even if a change of control of the Company would be beneficial to the interests of the Company's stockholders. These provisions include a requirement that the Board of Directors be divided into three classes, with approximately one-third of the directors to be elected each year. This classification of directors makes it more difficult for an acquiror or for other stockholders to change the composition of the Board of Directors. In addition, the Certificate of Incorporation authorizes the Board of Directors to provide for the issuance of up to 3,000,000 shares of preferred stock of the Company, in one or more series, which the Board of Directors could issue without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of the Company, or otherwise could adversely affect the market price of the Common Stock. Further, the Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits it from engaging in certain business combinations with stockholders that beneficially own 15% or more of the Company's voting stock, or with the affiliates of such stockholders, unless the Company's directors or stockholders approve the business combination in the prescribed manner. See "Description of Capital Stock--Anti-Takeover Effect of Certain Charter and Bylaw Provisions" and "--
Section 203 of the Delaware General Corporation Law."

No Prior Public Market; Possible Volatility of Share Price

  Prior to the Offering, there has been no market for the Common Stock. Although the Common Stock has been approved for listing on the New York Stock Exchange subject to notice of issuance, there is no assurance that an active trading market for the Shares will develop or be sustained after the Offering.

  There can be no assurance that the market price of the Shares will not decline below the initial public offering price. The initial public offering price has been determined by negotiations among the Company, the Selling Stockholders and the representative of the Underwriters and may not be indicative of future market prices. See "Underwriting" for information relating to the factors that were considered in determining the initial public offering price. In recent years, stock markets have experienced extreme price and volume fluctuations. The trading price of the Shares could be subject to wide fluctuations in response to quarterly variations in operating results, changes in earnings estimates by analysts, announcements of new contracts or product offerings by the Company or its competitors, general economic or stock market conditions and other events or factors.

Dilution to New Investors

  The initial public offering price per Share is substantially higher than the Company's pro forma net tangible book value per share of Common Stock. Purchasers of Shares in the Offering will experience immediate dilution of $7.94 in the supplemental pro forma net tangible book value per Share and may experience further dilution upon the exercise of future options to purchase shares of Common Stock. See "Dilution."

No Dividends

  The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company's credit facility contains provisions restricting the Company's ability to pay cash dividends on the Common Stock. See "Dividend Policy."

Benefits of Offering to Selling Stockholders and Other Current Investors

  Approximately $28.1 million of the net proceeds of the Offering will be used to repay indebtedness of the Company to Connecticut General Life Insurance Company, Connecticut General Life Insurance Company on behalf of one or more separate accounts, Life Insurance Company of North America and The Lincoln National Life Insurance Company, several of which beneficially own equity interests in the Company and one or more of which may be deemed affiliates of the Company prior to the Offering (collectively, the "Institutional Investors"). The Company incurred such indebtedness in connection with the Acquisition. In addition, the Company will use approximately $3.1 million of the net proceeds of the Offering to repay a note it issued to Mobil in the Reorganization in exchange for Mobil's preferred equity interest in TREX Company, LLC. Mobil obtained this equity interest in connection with the Acquisition.

  The Selling Stockholders, all of which are Institutional Investors, will receive substantial proceeds from the Offering and certain other benefits. The Offering will establish a public market for the

Common Stock and provide increased liquidity to the Selling Stockholders for the shares of Common Stock they will own after the Offering. After deduction of estimated underwriting discounts and commissions, the aggregate net proceeds of the Offering to be received by the Selling Stockholders will total approximately $1.0 million. See "Use of Proceeds," "Principal and Selling Stockholders" and "Certain Transactions."

  As part of the Reorganization, the Company will make the LLC Distribution of approximately $12.2 million to its four management members and to the Institutional Investors. A portion of the net proceeds of the Offering will be used to pay approximately $4.7 million of the LLC Distribution. The amount of the LLC Distribution and the amount of the net proceeds of the Offering to be applied in respect thereof are subject to adjustment based on the Company's actual taxable income from January 1, 1999 through the Reorganization date of April 7, 1999. See "Use of Proceeds," "Principal and Selling Stockholders" and "Certain Transactions."

Shares Eligible for Future Sale; Registration Rights

  Future sales of a substantial number of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and could make it more difficult for the Company to raise funds through a public offering of its equity securities. Upon completion of the Offering, there will be 13,500,000 shares of Common Stock outstanding, including the 4,103,000 Shares sold in the Offering. The 4,103,000 Shares offered hereby, other than up to 200,000 shares reserved for issuance to directors and employees of the Company and certain other persons (the "Reserved Shares"), will be freely tradable upon completion of the Offering without restriction under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company as defined in Rule 144 under the Securities Act. The remaining 9,397,000 shares of Common Stock will be deemed "Restricted Securities" within the meaning of Rule 144 and, as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemption afforded by Rule 144.

  In connection with the Offering, the Company, all stockholders of the Company prior to the Offering and the holders of Reserved Shares have entered into "lock-up" agreements with the Underwriters. The Company and such stockholders have agreed that they will not offer, sell, contract to sell, issue or otherwise dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock or which are convertible into or exchangeable or exercisable for Common Stock or securities substantially similar to the Common Stock for a period of 180 days after the closing of the Offering without the prior written consent of J.C. Bradford & Co., which it may grant in whole or in part without a public announcement. The stockholders subject to the foregoing restrictions have advised the Company that they do not intend to request J.C. Bradford & Co. to waive such restrictions during the 180-day lock-up period. The foregoing restrictions will not apply to the following transactions by the Company: (i) the issuance of options or other awards under the Stock Incentive Plan and options under the Outside Director Plan, as such plans are in effect on the date of this Prospectus; (ii) the issuance of shares of Common Stock under the Company's 1999 Employee Stock Purchase Plan as in effect on the date of this Prospectus;
(iii) the issuance of up to 135,000 shares of Common Stock upon exercise of options to be granted by the Company upon the consummation of the Offering pursuant to the Stock Incentive Plan and the Outside Director Plan; and (iv) the filing of one or more registration statements on Form S-8 registering the offer and sale of Common Stock under the Stock Incentive Plan, the Outside Director Plan and the 1999 Employee Stock Purchase Plan. In addition, the lock-up restrictions will not apply to transfers of Common Stock to the Company, to certain transfers of Common Stock to family trusts or by gift, will or intestate succession, or to transfers by a Selling Stockholder to an affiliate which is a wholly-owned direct or indirect subsidiary of the corporate parent of such Selling Stockholder. As a condition to any such transfer to a family trust, by gift, will or intestate succession, or to such an affiliate of a Selling Stockholder, the transferee (or trustee or legal guardian on the transferee's behalf) will be required to execute and deliver a lock-up agreement containing the terms described in this paragraph. Upon expiration of the lock-up period, the Reserved Shares will be freely tradable by persons other than affiliates of the Company and up to 9,397,000 shares of Common Stock will be eligible for sale under Rule 144. See "Shares Eligible for Future Sale."

  The Company has granted "demand" and "piggyback" registration rights with respect to the Common Stock held by the Institutional Investors. The Institutional Investors are entitled to require the Company to register the sale of their shares under the Securities Act on up to two occasions. In addition, if the Company proposes to register the Common Stock under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8), whether or not for its own account, the Institutional Investors are entitled to require the Company, subject to certain conditions, to include all or a portion of their shares in such registration. The Company has registered the shares offered hereby by the Selling Stockholders pursuant to their exercise of such piggyback registration rights. The foregoing registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. The Company is required to bear the expenses of all such registrations except for underwriting discounts and commissions. Following the consummation of the Offering, 847,000 shares of Common Stock, or 6.3% of the total number of outstanding shares of Common Stock, will be entitled to the benefits of such registration rights. See "Certain Transactions--Acquisition Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering after deducting underwriting discounts and commissions and after expenses of the Offering are expected to be $35.9 million ($41.6 million if the Over-Allotment Option is exercised in full). The Company will not receive any of the net proceeds from the sale of Shares by the Selling Stockholders.

  The Company will use approximately $28.1 million of the net proceeds of the Offering to repay $26.3 million principal amount of indebtedness, $0.3 million of accrued and unpaid interest thereon and a related prepayment premium of approximately $1.5 million. Such indebtedness, which was incurred in connection with the Acquisition, consists of (i) $21.3 million principal amount of senior notes, which accrue interest at an annual rate of 10% and mature on August 30, 2003 (the "Senior Notes"), and (ii) $5.0 million principal amount of subordinated notes, which accrue interest at an annual rate of 12% and mature on August 30, 2004 (the "Subordinated Notes"). The Senior Notes and the Subordinated Notes are held by the Institutional Investors, one or more of which may be deemed affiliates of the Company prior to the Offering. The Company also will use approximately $3.1 million to repay a note it issued in the Reorganization in exchange for Mobil's preferred equity interest in TREX Company, LLC, including $0.1 million of accrued and unpaid dividends on such equity interest. See "Certain Transactions-- Acquisition Transactions." The Company will pay approximately $4.7 million of the net proceeds of the Offering to fund a portion of the LLC Distribution to its four management members and to the Institutional Investors. The amount of the net proceeds of the Offering to be applied in respect of the LLC Distribution, which is estimated to be approximately $12.2 million as of the Reorganization date of April 7, 1999, is subject to adjustment based on the actual amount of the LLC Distribution. See "Certain Transactions-- Reorganization."

  If the Over-Allotment Option is exercised, the Company intends to apply the net proceeds of its sale of the over-allotment shares to working capital and other general corporate purposes.

                                DIVIDEND POLICY

  The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will be dependent upon, among other factors, the Company's results of operations, financial condition and capital requirements, restrictions imposed by the Company's financing agreements and legal requirements. Under the terms of its credit facility, the Company may pay cash dividends only if, after payment of such dividends, the ratio of its total consolidated debt to its total consolidated capitalization does not exceed 50%.

  Prior to the Reorganization, the Company has been treated as a partnership for federal and state income tax purposes. The Company made distributions to its members of $1.6 million in 1997 and $2.3 million in 1998 to satisfy their allocated portion of the Company's taxable income. As part of the Reorganization, the Company will make the LLC Distribution of approximately $12.2 million to certain of its members. The amount of the LLC Distribution is subject to adjustment based on the Company's actual taxable income from January 1, 1999 through the Reorganization date of April 7, 1999. See "Certain Transactions--Reorganization."

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the Reorganization and (iii) the supplemental pro forma capitalization of the Company after giving effect to the Reorganization and as adjusted for the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                    As of December 31, 1998
                                                 ------------------------------
                                                                   Supplemental
                                                 Actual  Pro Forma  Pro Forma
                                                 ------- --------- ------------
                                                     (In thousands, except
                                                   per share  and unit data)
Long-term debt (including current portion of
 $6,109 for Actual and Pro Forma and $2,259 for
 Supplemental Pro Forma):
 Senior Notes..................................  $21,250  $21,250    $    --
 Subordinated Notes............................    5,000    5,000         --
 Other.........................................    6,813    6,813
                                                                       6,813
                                                 -------  -------    -------
  Total long-term debt.........................   33,063   33,063      6,813
Members' equity:
 Preferred units, 1,000 units
  authorized, issued and
  outstanding..................................    3,000
 Junior units, 4,000 units
  authorized, issued and
  outstanding..................................    2,350
 Undistributed income..........................    7,941
                                                 -------
Total members' equity..........................   13,291
Stockholders' equity:
 Preferred Stock, $0.01 par value,
  3,000,000 shares authorized;
  none issued and outstanding..................                --         --
 Common Stock, $0.01 par value,
  40,000,000 shares authorized;
  9,500,000 and 13,500,000 shares issued and
  outstanding for Pro Forma and Supplemental
  Pro Forma, respectively (1)..................                95        135
 Additional capital............................                --     35,765
 Retained earnings.............................             4,552      1,226
                                                          -------    -------
  Total stockholders' equity...................             4,647    37,126
                                                 -------  -------    -------
   Total capitalization........................  $46,354  $37,710    $43,939
                                                 =======  =======    =======

--------
(1) Does not include (i) 125,000 shares subject to stock options the Company intends to grant to certain of its employees under the Stock Incentive Plan upon the consummation of the Offering or (ii) up to 10,000 shares subject to stock options the Company intends to grant to its non-employee directors under the Outside Director Plan upon the consummation of the Offering. See "Management--1999 Stock Option and Incentive Plan" and "-- 1999 Incentive Plan for Outside Directors."

                                   DILUTION

  At December 31, 1998, the deficit in pro forma net tangible book value of the Common Stock, after giving effect to the Reorganization, was $(4.9) million, or approximately $(0.51) per share outstanding. As of December 31, 1998, the supplemental pro forma net tangible book value of the Common Stock, after giving effect to the Reorganization and the consummation of the Offering and the application of the net proceeds therefrom, was $32.7 million, or approximately $2.06 per share outstanding. This represents an immediate increase in pro forma net tangible book value of $2.57 per share to existing stockholders and an immediate dilution in supplemental pro forma net tangible book value of $7.94 per share to new investors purchasing Shares in the Offering. The net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its liabilities divided by the number of shares of Common Stock outstanding. The following table illustrates this dilution in net tangible book value per share to new investors at December 31, 1998:

Initial public offering price per Share.........................         $10.00
Deficit in pro forma net tangible book value per share at
 December 31, 1998 after giving effect to the Reorganization.... $(0.51)
Increase in pro forma net tangible book value per share
 attributable to new investors..................................   2.57
                                                                 ------
Supplemental pro forma net tangible book value per share at
 December 31, 1998 after giving effect to the Offering..........          2.06
                                                                         -----
Dilution per share to new investors.............................         $7.94
                                                                         =====

  The following table sets forth, at December 31, 1998 on a pro forma basis, after giving effect to the Reorganization, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of the Common Stock and by the new investors, before deducting underwriting discounts and estimated offering expenses payable by the Company:

                                                                            Average
                           Shares Purchased      Total Consideration       Price Paid
                         ---------------------  -------------------------  ----------
                           Number   Percentage    Amount       Percentage  Per Share
                         ---------- ----------  -----------    ----------  ---------
Existing stockholders
 (1)....................  9,500,000       70.4% $ 2,350,000(2)        5.5% $    0.25(2)
New investors (1).......
                          4,000,000       29.6   40,000,000          94.5  $   10.00
                         ---------- ----------  -----------    ----------
 Total.................. 13,500,000      100.0% $42,350,000         100.0  $    3.14
                         ========== ==========  ===========    ==========

--------

(1) Does not reflect the sale of 103,000 shares by Selling Stockholders in the Offering. Sales by Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders of the Company to 9,397,000 or approximately 69.6% of the total shares of Common Stock outstanding after the Offering (or 66.6% of the total shares of Common Stock outstanding if the Over-Allotment Option is exercised in full).

(2) Reflects the amount paid by the members of TREX Company, LLC other than Mobil for their membership interests, which were exchanged for Common Stock in the Reorganization. See "Certain Transactions--Reorganization" and "--Acquisition Transactions."

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The selected historical financial data presented below as of December 31, 1996, 1997 and 1998, for the period from August 29, 1996 to December 31, 1996, and for the years ended December 31, 1997 and 1998 are derived from the Company's Financial Statements and related Notes thereto, appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The selected historical statement of operations data and cash flow data presented below as of December 31, 1995 and for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 are derived from the Financial Statements of the Predecessor and related Notes thereto appearing elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The selected historical financial data presented below as of December 31, 1994 and for the year ended December 31, 1994 are derived from the Predecessor's unaudited financial statements. The unaudited supplemental pro forma statement of operations data, cash flow data and other data give effect to the Reorganization and the Offering as if such transactions had been consummated on January 1, 1998. The unaudited pro forma balance sheet data give effect to the Reorganization as if the Reorganization had been consummated on December 31, 1998. The unaudited supplemental pro forma balance sheet data give effect to the Reorganization and the Offering as if such transactions had been consummated on December 31, 1998. The unaudited pro forma balance sheet data and unaudited supplemental pro forma financial data are based on assumptions that management believes are reasonable, are presented for comparative and informational purposes only and do not purport to represent what the Company's actual results of operations or financial condition would have been if the Reorganization and the Offering in fact had occurred on such dates or to project the Company's results of operations for any future period or financial condition at any future date. The selected historical and unaudited pro forma balance sheet data and unaudited supplemental pro forma financial data presented below also include certain unaudited other data. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the Predecessor and related Notes thereto appearing elsewhere in this Prospectus.

                             The Predecessor(1)                       The Company(1)
                          ---------------------------  ------------------------------------------------
                                                                                       Supplemental
                             Year Ended      Jan. 1,   Aug. 29,                         Pro Forma
                              Dec. 31,       1996 to   1996 to   Year Ended Dec. 31,    Year Ended
                          -----------------  Aug. 28,  Dec. 31,  --------------------    Dec. 31,
                            1994     1995      1996      1996      1997       1998       1998(2)
                          --------  -------  --------  --------  ---------  ---------  ------------
                                    (In thousands, except per share and unit data)
Statement of Operations
 Data:
Net sales...............  $  7,376  $19,635  $18,071   $  5,708  $  34,137  $  46,818    $ 46,818
Cost of sales...........     6,203   10,269    9,188      3,481     16,774     22,956      22,956
                          --------  -------  -------   --------  ---------  ---------    --------
Gross (loss) profit.....     1,173    9,366    8,883      2,227     17,363     23,862      23,862
Selling, general and
 administrative
 expenses...............    13,875    6,943    5,508      2,558      8,992     12,878      12,878
                          --------  -------  -------   --------  ---------  ---------    --------
(Loss) income from
 operations.............   (12,702)   2,423    3,375       (331)     8,371     10,984      10,984
Interest expense, net...        --       --       --        934      2,777      2,526         175
                          --------  -------  -------   --------  ---------  ---------    --------
(Loss) income before
 income tax expense.....  $(12,702) $ 2,423  $ 3,375   $ (1,265) $   5,594  $   8,458      10,809
                          ========  =======  =======   ========  =========  =========
Basic (loss) earnings
 per junior unit (3)....                               $(350.00) $1,297.25  $2,013.25
                                                       ========  =========  =========
Weighted average junior
 units outstanding .....                                  4,000      4,000      4,000
                                                       ========  =========  =========
Pro forma income tax
 expense (4)(5)(6)
 (unaudited)............                                                        3,383       4,324
                                                                            ---------    --------
Pro forma net income
 (5)(6) (unaudited).....                                                    $   5,075    $  6,485
                                                                            =========    ========
Pro forma net income per
 share, basic
 (5)(6)(7)(unaudited)...                                                    $    0.53    $   0.48
                                                                            =========    ========
Cash Flow Data:
Cash flow (used in) from
 operating activities...  $ (4,404) $ 4,841  $ 2,848   $   (222) $   6,521  $  12,228    $ 11,870
Cash flow (used in)
 investing activities...    (4,427)  (3,842)  (3,708)   (30,253)    (3,252)   (17,140)    (17,140)
Cash flow from (used in)
 financing activities...     8,778   (1,009)     860     34,216     (5,010)     4,112       3,477
Other Data (unaudited):
EBITDA (8)..............  $ (4,080) $ 3,751  $ 4,492   $    527  $  11,013  $  14,098    $ 14,098
Pounds of Trex sold.....    30,081   71,822   61,483     19,924    113,948    151,555     151,555

                         The Predecessor(1)                        The Company(1)
                         --------------------  ------------------------------------------------------
                                 As of December 31,                   As of December 31, 1998
                         ------------------------------------- --------------------------------------
                                                                                       Supplemental
                           1994       1995      1996    1997   Actual   Pro Forma(9) Pro Forma(9)(10)
                         ---------  ---------  ------- ------- -------  ------------ ----------------
Balance Sheet Data:
 (in thousands)
Cash and cash
 equivalents............ $      10  $      --  $ 3,741 $ 2,000 $ 1,200    $    200       $   207
Working capital.........      (403)    (1,150)   3,974   4,156  (3,172)    (11,816)          853
Total assets............    11,958     13,047   36,561  37,229  51,331      50,331        49,555
Total debt..............    38,059     37,050   29,250  26,250  33,063      33,063         6,813
Total
 members'/stockholders'
 (deficit) equity.......   (29,121)   (26,698)   3,950   7,534  13,291       4,647        37,126

--------
(1) On August 29, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of the Predecessor for a purchase price of approximately $29.5 million. See "Certain Transactions-- Acquisition Transactions."

(2) The supplemental pro forma statement of operations data have been computed by eliminating net interest expense of $2.4 million related to debt that will be repaid with a portion of the net proceeds of the Offering. The supplemental pro forma statement of operations data do not include adjustments to (i) record an extraordinary loss, net of taxes, of $1.1 million for the year ended December 31, 1998 related to the extinguishment of such debt or (ii) reflect recognition of a one-time non-cash tax charge of approximately $1.4 million for the year ended December 31, 1998 with respect to a net deferred tax liability related to the Company's conversion in the Reorganization to a C corporation. Such data give effect to the conversion as if it had occurred on January 1, 1998. The supplemental pro forma income tax provision is calculated at a combined federal and state income tax rate of 40%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions--Reorganization."

(3) Historical basic earnings per junior unit has been omitted for the Predecessor periods, since the operations for such periods were a component of Mobil.


(4) For the periods shown, the Predecessor was included in the consolidated tax return of its parent and, accordingly, no tax provision was provided. For all periods since inception, the Company elected to be treated as a partnership for federal and state income tax purposes. As a result, the Company's income has been taxed directly to the Company's members, rather than to the Company.

(5) Pro forma and supplemental pro forma net income and basic net income per share reflect current federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the periods presented.

(6) Pro forma and supplemental pro forma net income and basic net income per share for the year ended December 31, 1998 do not include adjustments to record deferred income tax expense of $1.4 million as a result of the Company's conversion in the Reorganization to a C corporation. Such data give effect to the conversion as if it had occurred on January 1, 1998.

(7) Assumes 9,500,000 and 13,500,000 weighted average shares outstanding during the year ended December 31, 1998 on a pro forma and supplemental pro forma basis, respectively. Diluted income per share is the same as basic income per share and, therefore, is not separately presented.

(8) Consists of income (loss) from operations plus depreciation and amortization. EBITDA is presented because it is a commonly used measure of performance by the financial community. Although management believes EBITDA is a useful measure of the Company's performance, EBITDA should not be considered an alternative to net income (loss) as a measure of operating performance or to cash provided by (used for) operating activities as a measure of liquidity. In addition, this measure of EBITDA may not be comparable to similarly titled measures reported by other companies.

(9) Reflects (i) the LLC Distribution of $5.6 million at December 31, 1998 and
    (ii) the issuance of a $3.1 million note in exchange for the preferred membership interest in the Company. Does not reflect a net deferred tax liability of $2.4 million that would have been recorded by the Company if it had converted to C corporation status on December 31, 1998. The $5.6 million LLC Distribution adjustment is calculated as if the LLC Distribution had been made on December 31, 1998 and is based in part on the estimated amount of previously recognized and undistributed income of the Company through such date, while the $12.2 million LLC Distribution amount appearing elsewhere in this Prospectus also reflects the then estimated additional results of operations of the Company from January 1, 1999 through the Reorganization date of April 7, 1999. The $5.6 million amount as of December 31, 1998 will be increased by the actual amount of any taxable income realized by the Company from January 1, 1999 through the Reorganization date. See "Certain Transactions--Reorganization."

(10) Reflects (i) the LLC Distribution of $5.6 million at December 31, 1998,
     (ii) the repayment of a $3.1 million note issued in exchange for the preferred membership interest in the Company, (iii) a net deferred tax liability of $2.4 million that would have been recorded by the Company if it had converted to C corporation status on December 31, 1998, (iv) an extraordinary $1.1 million charge for the early extinguishment of debt to be repaid from the net proceeds of the Offering and (v) the sale by the Company of the Shares in the Offering and the application of the net proceeds therefrom. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions--Reorganization."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

  The Company is the nation's largest manufacturer of non-wood decking alternative products, which are marketed under the brand name Trex. Trex Wood-Polymer lumber is a wood/plastic composite that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements and functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene and is used primarily for decking. Trex also has non-decking product applications, including industrial block flooring, applications for parks and recreational areas, floating and fixed docks and other marine applications, and landscape edging.

  The primary market for Trex is residential and commercial decking, which accounted for approximately 85% of the Company's 1998 net sales. The Company seeks to achieve sales growth in the decking market by converting demand for wood decking products into demand for Trex. Wood decking accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber). The Company's strategy to increase market acceptance of Trex is to develop and promote the Trex brand name as a premium decking product and to emphasize the advantages of Trex over wood decking products. The Company has invested over $10 million during the last three years to develop Trex as a recognized brand name. The Company focuses on the contractor-installed market segment, since this segment represents 70% of the decking market (measured by board feet of lumber) and since contractors generally build larger and more elaborate residential decks than decks built by homeowners in the "do-it-yourself" market segment.

  The Company has developed an extensive distribution network which complements its branding strategy and its focus on the contractor-installed market segment. At December 31, 1998, the Company sold Trex through approximately 55 wholesale distribution locations. At the same date, the Company's distributors marketed Trex to approximately 2,000 dealer outlets, which directly service contractors and consumers.

  Net sales consists of sales net of returns and discounts. The Company has experienced net sales growth each year since it began operations in 1992. The increase in net sales is primarily attributable to the growth in sales volume, which increased from 16.2 million pounds of finished product in 1993, the first full year of operations, to 151.6 million pounds in 1998. The Company's branding and product differentiation strategy enables the Company both to command premium prices and to maintain price stability for Trex. Prices for Trex over the last three years have increased at a compound annual growth rate of approximately 4%.

  From time to time since 1992, customer demand for Trex has exceeded the Company's manufacturing capacity. The constraints on the Company's capacity in these periods have limited the rate of the Company's net sales growth.

  The Company's cost of sales consists of raw material costs, direct labor costs and manufacturing costs, including depreciation. In the last three years, the cost of raw materials increased an average of approximately 5.0% annually. Almost all of the increases were attributable to higher costs of polyethylene. Although cost of sales has increased with the growth in net sales, cost of sales as a percentage of net sales decreased in 1998 from the level in 1997. During this period, productivity gains from the Company's investment in manufacturing process improvements and the addition of production lines outweighed increases in raw material and direct labor costs. Production line rates, which are measured in pounds of finished product per production hour, have increased over 200% since 1992, and the number of production lines has increased from one line in 1992 to seven lines in 1998. The Company expects that cost of sales as a percentage of net sales will decrease in the first half of 1999 because the Company has augmented its manufacturing capacity through the addition of one new production line to its Winchester facility in December 1998 and a second new production line in January 1999.

  The principal component of selling, general and administrative expenses is sales and marketing costs, which have increased significantly as the Company has sought to build brand awareness of Trex in the decking market. Sales and marketing costs consist primarily of salaries, commissions and benefits paid to sales and marketing personnel, advertising expenses and other promotional costs. General and administrative expenses include salaries and benefits of personnel engaged in research and development, procurement, accounting and other business functions and office occupancy costs attributable to such functions, as well as amortization expense. As a percentage of net sales, selling, general and administrative expenses have varied from quarter to quarter, especially when the Company has determined to build inventory selectively and to continue expenditures for advertising.

  In connection with the Acquisition, the Company incurred indebtedness of $29.3 million, of which $26.3 million was outstanding at December 31, 1998, and recorded $11.3 million for goodwill and organizational cost, substantially increasing its interest and amortization expense. The Company will repay its Acquisition-related indebtedness with a portion of the net proceeds of the Offering. See "Use of Proceeds." In the quarter in which the Offering is consummated, as a result of repayment of such indebtedness, the Company will recognize an extraordinary cash charge against income of $1.5 million on a pre-tax basis for early extinguishment of debt and an extraordinary $0.2 million non-cash charge against income for the write-off of unamortized debt discount. The Company is amortizing its goodwill over a 15-year period in an amount of approximately $0.7 million per year and organizational cost over a five-year period in an amount of approximately $0.1 million per year.

  The Company did not record an income tax provision for any period through the date of the Offering. Prior to the Acquisition, the Company was included in the consolidated tax return of its parent company. Since the Acquisition, the Company has elected to be treated as a partnership for federal and state income tax purposes, and the Company's income has been taxed directly to the Company's members, rather than to the Company. As a result of the Reorganization, the Company will be subject to income tax as a corporation taxed in accordance with Subchapter C of the Internal Revenue Code. In the quarter in which the Offering is consummated, as a result of the Company's conversion to C corporation status, the Company will recognize a $2.4 million non-cash charge against income for income tax expense. The effect of this charge will be to increase substantially the Company's effective tax rate for the quarter in which the Reorganization is consummated. The increased effective tax rate will be recognized only in such quarter and, accordingly, the Company believes that its effective tax rate for subsequent periods should not exceed approximately 40%.

Results of Operations

  The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of net sales:

                                                             Year Ended
                                                            December 31,
                                                         ----------------------
                                                          1996(1)  1997   1998
                                                         ------   ------  -----
Net sales...............................................  100.0%   100.0% 100.0%
Cost of sales...........................................   53.3     49.1   49.0
                                                         ------   ------  -----
Gross profit............................................   46.7     50.9   51.0
Selling, general and administrative expenses............   33.9     26.3   27.5
                                                         ------   ------  -----
Income (loss) from operations...........................   12.8     24.5   23.5
Interest expense........................................    3.9      8.1    5.4
                                                         ------   ------  -----
Net income(2)...........................................    8.9%    16.4%  18.1%
                                                         ======   ======  =====

--------
(1) Reflects the sum of the selected statement of operations data for the Predecessor during the period January 1, 1996 to August 28, 1996 and for the Company during the period August 29, 1996 to December 31, 1996.

(2) The Company did not record an income tax provision for any period through the date of the Offering. The Predecessor was included in the consolidated tax return of its parent company and, accordingly, no tax provision was provided. The Company has elected to be treated as a partnership for federal and state income tax purposes for all periods since inception. As a result, the income of the Company has been taxed for such purposes directly to the Company's members, rather than to the Company.

1998 Compared to 1997

  Net Sales. Net sales increased 37.2% to $46.8 million in 1998 from $34.1 million in 1997. The increase in net sales was attributable to the growth in sales volume, which increased to 151.6 million pounds of finished product in 1998 from 113.9 million pounds in 1997, and, to a lesser extent, to a price increase of approximately 3.1%. Production line rate increases and the addition of a sixth production line in the second quarter of 1998 significantly increased the Company's production capacity in 1998. To stimulate demand for Trex, the Company increased expenditures on network and cable television advertising and instituted incentive sales programs in 1998. Increased sales of a railing product and a Trex color introduced in 1997 also contributed to the higher sales volume. The Company substantially increased the number of dealer outlets, from approximately 1,500 at December 31, 1997 to approximately 2,000 at December 31, 1998.

  Cost of Sales. Cost of sales increased 36.9% to $23.0 million in 1998 from $16.8 million in 1997. All components of cost of sales increased to support the higher level of sales activity. Cost of sales as a percentage of net sales decreased to 49.0% in 1998 from 49.1% in 1997. The decline principally reflected operating efficiencies from improved production line rates.

  Gross Profit. Gross profit increased 37.4% to $23.9 million in 1998 from $17.4 million in 1997, reflecting the higher sales volume in 1998. Gross profit as a percentage of net sales increased to 51.0% in 1998 from 50.9% in 1997. The contribution to gross profit of greater operating efficiencies more than offset the effects of discounts offered by the Company to distributors in 1998 as part of its sales incentive programs.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 43.3% to $12.9 million in 1998 from $9.0 million in 1997. The increase was primarily attributable to higher sales and marketing expenses, which increased 47.1% to $7.5 million in 1998 from $5.1 million in 1997. The largest component of the increase was advertising and promotion costs, which increased 50.6% as the Company expanded promotion of the Trex brand on network and cable television. The Company also incurred higher personnel costs through additions to its sales and marketing staff. The increase in corporate personnel and the upgrading of accounting and other systems to support growth contributed to a 61.0% increase in general and administrative expenses. Selling, general and administrative expenses as a percentage of net sales increased to 27.5% in 1998 from 26.3% in 1997.

  Interest Expense. Net interest expense decreased 10.7% to $2.5 million in 1998 from $2.8 million in 1997. The decrease primarily resulted from lower average borrowings attributable to the Company's prepayment of $3.0 million principal amount of Senior Notes in the second quarter of 1997.

1997 Compared to 1996

  Net Sales. Net sales increased 43.3% to $34.1 million in 1997 from $23.8 million in the period January 1, 1996 to August 28, 1996 and the period August 29, 1996 to December 31, 1996 (such periods together, "1996"). The increase in net sales was attributable to the growth in sales volume, which increased to
113.9 million pounds of finished product in 1997 from 81.4 million pounds in 1996, and, to a lesser extent, to a price increase of approximately 2.9%. The Company's production capacity in 1997 was significantly augmented by a fifth production line added in the third quarter of 1996. The Company used the additional capacity to build up inventories in late 1996 for sale in 1997. The introduction of a new railing product and a new Trex color also contributed to the higher sales volume in 1997. The Company significantly expanded its distribution network by increasing the number of dealer outlets from approximately 1,200 at December 31, 1996 to approximately 1,500 at December 31, 1997.

  Cost of Sales. Cost of sales increased 32.3% to $16.8 million in 1997 from $12.7 million in 1996. Raw materials purchases, direct labor costs and manufacturing costs all increased to support the higher sales volume in 1997. Cost of sales as a percentage of net sales declined to 49.1% in 1997 from 53.3% in 1996. The decline was primarily attributable to improved production line rates resulting from the efforts of an engineering team assigned in 1996 to focus on productivity improvements.

  Gross Profit. Gross profit increased 55.9% to $17.3 million in 1997 from $11.1 million in 1996, reflecting the higher sales volume in 1997. Gross profit as a percentage of net sales increased to 50.9% in 1997 from 46.7% in 1996. The increase was primarily attributable to operating efficiencies resulting from improved production line rates.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 11.1% to $9.0 million in 1997 from $8.1 million in 1996. The increase resulted principally from higher sales and marketing expenses, which increased 21.4% to $5.1 million in 1997 from $4.2 million in 1996. An increase of 14.8% in advertising costs over 1997 and the addition of new sales and marketing personnel contributed to the higher sales and marketing expenses. The increased general and administrative expenses in 1997 reflected an expense of $0.8 million from amortization of goodwill and organizational costs incurred in connection with the Acquisition. Selling, general and administrative expenses as a percentage of net sales decreased to 26.3% in 1997 from 33.9% in 1996.

  Interest Expense. Net interest expense increased to $2.8 million in 1997 from $0.9 million in 1996. The increase reflected a full year of interest expense on indebtedness incurred in connection with the Acquisition. See "Certain Transactions--Acquisition Transactions."

Seasonality

  The Company's net sales and income from operations historically have varied from quarter to quarter. Such variations are principally attributable to seasonal trends in the demand for Trex. The

Company experiences lower net sales levels during the fourth quarter, in which holidays and adverse weather conditions in certain regions usually reduce the level of home improvement and new construction activity. Income from operations and net income tend to be lower in quarters with lower sales due to a lower gross margin which is not offset by a corresponding reduction in selling, general and administrative expenses, in part because the Company continues to make advertising expenditures throughout the year. The Company utilizes a variety of sales incentive programs with customers to reduce the effects of seasonality.

Liquidity and Capital Resources

  The Company historically has financed its operations and growth primarily with cash flow from operations, operating leases, normal trade credit terms and borrowings under its credit facility.

  The Company's cash flow from operating activities was $12.2 million in 1998, $6.5 million in 1997 and $2.6 million in 1996. Higher sales volume accounted for the significant increase in cash flows in 1998.

  The Company's working capital generally averages between 12% and 18% of annual net sales. The Company's working capital needs correlate closely with the level of the Company's net sales. Consequently, the Company's short-term borrowing requirements are affected by the seasonality of its business. The Company currently maintains a revolving credit facility which provides for borrowings of up to $10.0 million for working capital. In addition, under this facility, the Company may obtain a total of $7.5 million of term loans to finance equipment purchases. Amounts drawn under the revolving credit facility and any term loans bear interest at an annual rate equal to LIBOR plus 2.0%. The revolving credit facility will mature on May 31, 2001. The unpaid principal balance of term loans outstanding on August 31, 1999 will be payable in consecutive monthly payments beginning October 1, 1999, and the entire unpaid principal balance of the term loans and all accrued interest thereon will be payable in full on April 1, 2000.

  The Company financed its purchase of its Winchester, Virginia facility in June 1998 with a ten-year term loan of $3.8 million. Pursuant to an interest rate swap agreement, the Company pays interest on this loan at an annual rate of 7.12%.

  The Company financed its purchase of the Trex Technical Center in November 1998 in part with the proceeds of a ten-year term loan of $1.0 million. Pursuant to an interest rate swap agreement, the Company pays interest on this loan at an annual rate of 6.8%.

  The Company financed its acquisition of the site for its second manufacturing facility in December 1998 in part with a $2.1 million loan which is payable in September 1999. The Company will finance construction of the facility in part with proceeds of up to $4.6 million under a construction loan which is payable in November 1999. The site acquisition and construction loans accrue interest at an annual rate of 7.5%. The Company intends to refinance both loans with long-term borrowings. The Company will use cash flow from operations and borrowings under its credit facility to fund a portion of the costs of constructing and equipping its new manufacturing facility. See "Use of Proceeds" and "Business--Manufacturing Process."

  As of December 31, 1998, the Company's long-term indebtedness, including current portion, was $33.1 million, with an overall weighted average interest rate of 9.7%. Of such indebtedness, $26.3 million principal amount of the Senior Notes and the Subordinated Notes will be repaid from the net proceeds of the Offering. See "Use of Proceeds."

  The Company's major market risk exposure is to changing interest rates. The Company's policy is to manage interest rates through the use of a combination of fixed and floating rate debt. The

Company uses interest rate swap contracts to manage its exposure to fluctuations in interest rates on its floating-rate debt, substantially all of which is based on LIBOR. At December 31, 1998, the Company had effectively capped its interest rate exposure at approximately 7% on approximately $4.7 million of its floating rate debt through 2008. See Note 6 to the Financial Statements of TREX Company, LLC appearing elsewhere in this Prospectus.

  As part of the Reorganization, the Company will make the LLC Distribution of approximately $12.2 million to certain of its members. A portion of the net proceeds of the Offering will be used to pay approximately $4.7 million of the LLC Distribution. The Company will fund the balance of the LLC Distribution of approximately $7.5 million from cash on hand and drawings under its credit facility. The estimated amount of the LLC Distribution will be paid not later than the date of consummation of the Offering. The amount of the LLC Distribution and the amount of the net proceeds of the Offering to be applied in respect thereof are subject to adjustment based on the Company's actual taxable income from January 1, 1999 through the Reorganization date of April 7, 1999. See "Certain Transactions--Reorganization."

  Expansion of the Company's production capacity will require significant capital expenditures. The Company currently estimates that its aggregate capital requirements in 1999 and 2000 will total approximately $23.8 million, of which approximately $20.3 million is expected to be incurred in 1999 and approximately $3.5 million in 2000. Capital expenditures will be used primarily for the construction and equipping of the Company's new manufacturing facility, which will be located near Reno, Nevada and which the Company expects to begin production in the fourth quarter of 1999. The Company believes that cash on hand, cash flow from operations and borrowings expected to be available under the Company's credit agreements and construction loan for the new facility will provide sufficient funds to enable the Company to expand its business as currently planned for at least the next 12 months. The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimate depending on the demand for Trex and new market developments and opportunities. The Company may determine that it is necessary or desirable to obtain financing for such requirements through bank borrowings or the issuance of debt or equity securities. Debt financing would increase the leverage of the Company, while equity financing may dilute the ownership of the Company's stockholders. There can be no assurance as to whether, or as to the terms on which, the Company will be able to obtain such financing.

Year 2000 Issue

  The Company's Program. The Company has undertaken a program to address the Year 2000 issue with respect to the following: (i) the Company's information technology and operating systems (including its billing, accounting and financial reporting systems); (ii) the Company's non-information technology systems (such as buildings, plant, equipment and other infrastructure systems that may contain embedded microcontroller technology); (iii) certain systems of the Company's major suppliers and material service providers (insofar as such systems relate to the Company's business activities with such parties); and (iv) the Company's major distributors (insofar as the Year 2000 issue relates to the ability of such distributors to distribute Trex to the Company's dealer outlets). As described below, the Company's Year 2000 program involves (i) an assessment of the Year 2000 problems that may affect the Company, (ii) the development of remedies to address the problems discovered in the assessment phase, (iii) the testing of such remedies and (iv) the preparation of contingency plans to deal with worst case scenarios.

  Assessment Phase. As part of the assessment phase of its program, the Company will attempt to identify substantially all of the major components of the systems described above. To determine the extent to which such systems are vulnerable to the Year 2000 issue, the Company has completed an evaluation of its software applications and began remediation and testing activities for such applications in the first quarter of 1999. In addition, in the fourth quarter of 1998, the Company completed its distribution of letters to certain of its major suppliers and other material service providers and to the Company's major distributors, requesting them to provide the Company with detailed, written information concerning existing or anticipated Year 2000 compliance by their systems insofar as the systems relate to such parties' business activities with the Company. The Company is currently processing the responses to those inquiries and re-soliciting responses from those entities that have not yet responded.

  Remediation and Testing Phase. Based upon the results of its assessment efforts, the Company will undertake remediation and testing activities. The Company intends to complete this phase by June 30, 1999. The activities conducted during the remediation and testing phase are intended to address potential Year 2000 problems in computer software used by the Company in its information technology and non-information technology systems in an attempt to demonstrate that this software will be made substantially Year 2000 compliant on a timely basis. In this phase, the Company will first evaluate a program application and, if a potential Year 2000 problem is identified, will take steps to attempt to remediate the problem and individually test the application to confirm that the remediating changes are effective and have not adversely affected the functionality of that application. After the individual applications and system components have undergone remediation and testing phases, the Company will conduct integrated testing for the purpose of demonstrating functional integrated systems operation.

  Contingency Plans. The Company intends to develop contingency plans to handle its most reasonably likely worst case Year 2000 scenarios, which it has not yet identified fully. The Company intends to complete its determination of such worst case scenarios after it has received and analyzed responses to substantially all of the inquiries it has made of third parties and completed its remediation and testing activities. The Company expects to complete development of its contingency plans by August 31, 1999.

  Costs Related to the Year 2000 Issue. To date, the Company has incurred approximately $5,000 in costs for its Year 2000 program. Such costs do not include internal staff costs, consisting principally of payroll costs, incurred on Year 2000 matters, because the Company does not separately track such costs. The Company currently estimates that it will incur additional costs (excluding internal staff costs), which are not expected to exceed approximately $50,000, to complete its Year 2000 compliance work. Such costs will constitute approximately 40% of the Company's budgeted expenditures for information technology. Actual costs may vary from the foregoing estimates based on the Company's evaluation of responses to its third-party inquiries and on the results of its remediation and testing activities. The Company expects to fund its Year 2000 remediation costs out of the cash flows generated by its operations. The Company has not deferred any of its information technology projects to date as a result of the Year 2000 issue.

  Risks Related to the Year 2000 Issue. Although the Company's Year 2000 efforts are intended to minimize the adverse effects of the Year 2000 issue on the Company's business and operations, the actual effects of the issue and the success or failure of the Company's efforts described above cannot be known until the year 2000. Failure by the Company and its major suppliers, other material service providers and major distributors to address adequately their respective Year 2000 issues in a timely manner (insofar as such issues relate to the Company's business) could have a material adverse effect on the Company's business, results of operations and financial condition.

Inflation

  Inflation did not have a material impact on the Company's operating results in 1998, 1997 or 1996.

                                   BUSINESS

General

  The Company is the nation's largest manufacturer of non-wood decking alternative products, which are marketed under the brand name Trex(R). Trex Wood-Polymer(TM) lumber is a wood/plastic composite that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements and functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene and is used primarily for residential and commercial decking. The Company promotes Trex among consumers and contractors as a premium decking product. Net sales of Trex increased from $0.6 million in 1992 to $46.8 million in 1998. Income from operations increased from a loss of $5.6 million in 1992 to a profit of $11.0 million in 1998.

  The Company seeks to achieve sales growth in the decking market by converting demand for wood decking products into demand for Trex. The Company intends to continue to develop and promote the Trex brand name as a premium decking product and to focus on the contractor-installed market segment. This segment represents approximately 70% of the decking market (measured by board feet of lumber) and contractors generally build larger, more elaborate residential decks than decks built by homeowners in the "do-it-yourself" market segment. The Company sells its products through approximately 55 wholesale distribution locations, which in turn sell Trex to approximately 2,000 dealer outlets across the United States.

  The Company was formed in August 1996 in a buyout of the assets of Mobil's Composite Products Division. Mobil established the Composite Products Division in April 1992 after purchasing the technology and related assets used to create Trex. The buyout was led by four senior Mobil executives with over 75 years of combined management experience.

Decking Market Overview

  The decking market is part of the substantial home improvement market. Expenditures for residential improvements and repairs totaled approximately $118 billion in 1997, according to the U.S. Department of Commerce, and the home improvement market grew at a compound annual growth rate of 3.7% for the seven-year period ended December 31, 1997. The primary market for Trex is residential decking and, to a lesser extent, commercial decking. Annual factory sales in 1997 of residential decking and commercial decking totaled approximately $1.7 billion (approximately 2.0 billion board feet of lumber) and approximately $200 million (approximately 225 million board feet of lumber), respectively. This market includes all decking products other than posts, beams and columns used for a deck's substructure. For the seven-year period ended December 31, 1997, factory sales of all residential decking increased at a compound annual growth rate of approximately 8%. In recent years, factory sales of non-wood alternative decking products to the residential market have increased at a compound annual growth rate of over 25%.

  The growth in demand for residential decking reflects the increasing popularity of decks as a means of extending living areas and providing outdoor recreation and entertainment spaces. Residential decking purchases include the installation of new and replacement decks for existing homes, construction of decks for new homes and repair of existing decks. An industry study estimates that more than three million decks are built each year. Deck repair, modernization and replacement are expected to increase as existing decks age.

  The majority of decks are built for existing homes as new additions or to replace other decks. During periods of economic uncertainty, when spending on discretionary items is reduced, many homeowners forego the purchase of new homes and choose to improve their existing residences. Adding a deck has become one of the most popular home improvement projects. Construction of decking is a relatively low-cost means of adding livable space, and industry studies indicate that decking improvements generally return a significant percentage of their cost at the time of resale. The Company estimates that the installation cost of a majority of decks ranges from $2,000 to $5,000. More than half of all decks are constructed one to five years after a home is purchased. Accordingly, there is typically an increased demand for decking in the five-year period following a peak in home sales. The Company believes that, because residential deck construction is not primarily tied to new home activity, the residential decking market historically has not experienced the high level of cyclicality common to businesses in the new home construction and building materials industries.

  The Company estimates that contractors, including homebuilders, install approximately 60% of all residential decks, accounting for approximately 70% of the board feet used. The balance of residential decks are installed by "do-it-yourself" homeowners. Contractors generally either specialize in deck installation or build decks in connection with new home construction or home improvement and remodeling projects. Contractor-installed decks on average are larger and more elaborate than decks installed by homeowners.

  Commercial decks are constructed for restaurants, hotels, nature walks and boardwalks. These decking applications typically have more demanding design and installation requirements than those for residential decking. Product liability and maintenance costs are major issues for commercial installations. As a result, safety and maintenance features of decking products particularly influence buying decisions in this market segment.

  The following table sets forth, in board feet of lumber, the percentage of 1997 factory sales to the decking market generated by each product category indicated:

                                                                Percentage of
Product                                                       1997 Factory Sales
-------                                                       ------------------
Wood.........................................................         97%
100% plastic.................................................          1
Wood/plastic composites......................................          2
                                                                     ---
                                                                     100%
                                                                     ===

  More than 75% of wooden decks are fabricated from southern yellow pine, which is pressure-treated with insecticides and other chemicals to create resistance to insect infestation and decay. The balance of the wood decking segment is primarily divided between redwood and cedar products. The 100% plastic decking products utilize polyethylene, fiberglass and polyvinyl chloride ("PVC") as raw materials. Wood/plastic composites are produced from a combination of wood fiber and polyethylene or other commonly used polymers. Growing consumer awareness of the product attributes of non-wood decking alternatives and the decline in lumber quality and quantity have contributed to increased sales of 100% plastic lumber and wood/plastic composites for decking.

  Production and distribution operations in the decking market are highly fragmented. Treated southern yellow pine is produced by wood preservers that operate approximately 550 treatment plants in the United States. These treated-wood suppliers are predominantly small companies with a regional distribution focus. An estimated six to eight companies supply redwood to the decking market, while cedar supplies are produced by a few large suppliers and approximately 20 to 30 small, regional suppliers that market varieties of cedar grown in their areas. In 1997, according to an industry study, non-wood decking materials were manufactured by approximately 20 companies, of which less than half had annual revenues of over $5 million.

  Distributors of wood decking materials typically supply lumber to lumber yards and home center outlets, which in turn supply the materials to home builders, contractors and homeowners. Manufacturers of non-wood decking alternatives also generally use these distribution channels, since many such alternative products can be stacked, stored and installed like wood products. Certain non-wood decking alternatives, however, are sold to specialty dealers who provide the special selling support needed to build consumer awareness of new products.

  Wood decking products generally are not associated with brand identification. The primary softwoods used for decking (treated southern yellow pine, redwood and cedar) are sold as commodities graded according to classifications established by the U.S. Department of Commerce. Pricing is based on species, grade, size and level of chemical treatment, if any. There generally is no pricing differentiation based on brand, although certain wood preservers have attempted to brand their treated wood products. The Company believes that these companies, which it estimates represent less than 5% of the treated wood market, have not established meaningful brand name recognition.

Competitive Strengths

  The Company believes that its primary competitive strengths are the following:

  Superior Product. Trex offers a number of significant advantages over wood decking products. Trex eliminates many of wood's major functional disadvantages, which include warping, splitting and other damage from moisture. Trex requires no sealing to protect against moisture damage, provides a splinter-free surface and needs no chemical treatment against insect infestation. These features of Trex eliminate the on-going maintenance requirements for a wood deck and make Trex less costly than wood over the life of the deck. Like wood, Trex is slip-resistant, even when wet, can be painted or stained and is not vulnerable to damage from ultraviolet rays. The special characteristics of Trex, including resistance to splitting, flexibility, and ease and consistency of machining and finishing, facilitate deck installation, reduce contractor call-back and afford customers a wide range of design options.

  Brand Name Development. The Company has invested over $10 million during the last three years to develop Trex as a recognized brand name in the residential and commercial decking market. The Company's marketing strategy has been to promote Trex among consumers and contractors as a premium decking product. The Company uses extensive print and television advertising to build brand awareness among homeowners and commercial users and targets decking contractors with advertisements in leading building and remodeling magazines. Brand name recognition helps to generate demand for Trex directly among consumers and also among distributors and dealers, who recommend Trex to contractors and other consumers. The Company believes that its branding strategy promotes product differentiation of Trex in a market which is not generally characterized by brand identification and enables the Company both to command premium prices and to maintain price stability for Trex.

  Extensive Distribution Network. The Company has developed an extensive distribution network which complements its branding strategy and focus on the contractor-installed market segment. At December 31, 1998, the Company sold Trex through approximately 55 wholesale distribution locations. At the same date, the Company's distributors marketed Trex to approximately 2,000 dealer outlets, which directly service contractors and consumers. The Company selects distributors based upon their anticipated commitment to Trex, and the Company's distribution network devotes significant resources to promoting and selling Trex. All distributors have appointed a Trex specialist, regularly conduct dealer training sessions, fund demonstration projects and participate in local advertising campaigns and home shows. These distributors generally sell Trex as their only non-wood decking alternative and agree in their distribution agreements with the Company not to market other wood/plastic composites with the same applications as Trex.

  Investment in Manufacturing Process and Product Development. Production of a non-wood decking alternative like Trex requires significant capital investment, special process know-how and time to develop. The Company has invested approximately $34 million and six years in expansion of its manufacturing capacity, manufacturing process improvements, new product development and product enhancements. The Company's investment of time and capital has enabled it to increase the number of production lines from one to eight and its manufacturing line production rates by more than 200% since 1992, has facilitated the Company's development of new products and has produced improvements in the dimensional consistency, surface texture and color uniformity of the Trex product line.

  Building Code Listing. Trex is the only non-wood decking alternative to receive a product building code listing either from the NES or from any of the three NES regional members that establish construction standards in the United States. Since receiving its NES listing in 1995, Trex has been the only non-wood alternative decking product published in all major code books throughout the country. The Company's listing facilitates the acquisition of building permits by residential consumers of Trex. The Company believes that its listing promotes customer and industry acceptance of Trex as a substitute for wood in decking.

  Experienced Management Team. The Company is managed by four experienced senior executives who led the buyout of Mobil's Composite Products Division in 1996. The Company's executives have managed billion-dollar operations as well as smaller, high-growth divisions and product rollouts within and outside of Mobil. They have approximately 75 years of combined management experience at Mobil across a wide range of management functions.

Growth Strategies

  The Company's goals are to continue to be the leading producer of a superior non-wood decking alternative product, to increase its market share of the decking market and to expand new products and geographic markets. To attain these goals, the Company employs the following strategies:

  Continue Brand Name Development. The Company plans to increase its investment in, and the resources devoted to, development of the Trex brand. The Company's branding efforts will focus on implementation of enhanced integrated advertising, public relations and trade programs. The Company's sales growth in the decking market will largely depend on converting demand for wood products into demand for Trex. Accordingly, the Company's branding strategy will continue to emphasize the advantages of Trex over wood decking products. The Company's brand building programs also are designed to support the positioning of Trex as a premium product in the decking market.

  Expand Distribution Coverage. The Company intends to establish comprehensive national coverage for Trex. To achieve this objective, the Company expects to increase the number of dealer outlets selling Trex over the next three years by 50% to approximately 3,000 outlets. The Company will seek to expand its dealer network by adding new distributors and increasing the number of its wholesale distribution locations to approximately 75 distribution locations from its base of approximately 55 at December 31, 1998.

  Increase Production Capacity. Currently, customer demand for Trex exceeds the Company's manufacturing capacity. To support sales growth and improve customer service, the Company plans to increase output by increasing productivity in its existing facility in Winchester, Virginia and by beginning production in an additional manufacturing facility near Reno, Nevada in the fourth quarter of 1999. The Company recently augmented its production capacity at the Winchester facility by adding one new production line in December 1998 and a second new production line in January 1999. The addition of these two production lines will enable the Company to increase its current manufacturing capacity by approximately a 40% by mid-1999. With the second manufacturing facility in operation, the Company expects by the end of 1999 to double its production capacity from the level sustained in December 1998.

  Invest in Process and Product Development. The Company will continue to make substantial investments in process and product development to support new products and improve product consistency, reduce manufacturing costs and increase operating efficiencies. In the third quarter of 1998, the Company centralized its research and development operations in the Trex Technical Center, a 30,000 square foot building adjacent to its Winchester manufacturing facility.

  Increase New Product Development and Export Markets. As part of its long-term growth strategy, the Company will continue to develop opportunities for Trex in new products and product applications and in geographic markets beyond the Company's U.S. base. In 1998, the Company derived approximately 15% of its net sales from sales of Trex for non-decking applications, including industrial block flooring, applications for parks and recreational areas, floating and fixed docks and other marine applications, and landscape edging. The Company believes that the product characteristics of Trex are well suited to satisfy the diverse appearance, performance and safety requirements of these and other potential product applications. In expanding its geographic scope of operations, the Company plans to increase exports to Canada, where it currently has limited sales, and explore export opportunities in the Caribbean, Latin America and selected parts of Europe.

Products

  The Company manufactures Trex Wood-Polymer lumber, a composite product that offers an attractive appearance and the workability of wood without wood's on-going maintenance requirements and functional disadvantages. Trex is manufactured in a proprietary process that combines waste wood fibers and reclaimed polyethylene. Trex is produced in popular lumber sizes and is currently sold in three colors: Natural, Winchester Grey and Woodland Brown.

  Approximately 85% of the Company's 1998 net sales were derived from sales of Trex to the residential and commercial decking market. Trex also has a number of non-decking product applications, which generated the remaining 15% of the Company's 1998 net sales. These applications currently include blocks to cover and protect concrete sub-floors in heavy industrial plants; applications for parks and recreational areas, including playground structures, picnic tables and benches, fencing and theme park applications; floating and fixed docks and other marine applications; and landscape edging. Trex does not have the tensile strength of wood and, as a result, is not used as a primary structural member in posts, beams or columns used in a deck's substructure.

Sales and Marketing

  The Company's marketing activities at December 31, 1998 were conducted by 17 employees, of whom 12 were field sales representatives providing nationwide sales coverage. The sales representatives, who are assigned to particular geographic markets, are primarily responsible for servicing the Company's wholesale distributors, assisting in dealer and contractor training, meeting with architects and specifiers and providing support at regional home shows and other consumer events. The Company maintains a commission program for its sales force which is designed to reward achievement of sales goals and to promote sales growth.

  The Company's sales growth in the decking market will largely depend on converting demand for wood products into demand for Trex. Accordingly, the Company's branding strategy will continue to emphasize the advantages of Trex over wood decking products. The Company's marketing efforts are focused on the residential and commercial decking market. The Company has implemented a two-pronged marketing program directed at consumers and contractors. The Company seeks to develop consumer brand awareness and contractor preference to generate demand for Trex among dealers and distributors, who then recommend Trex to other contractors and consumers. The following are the key elements of the Company's marketing program:

  Consumer Advertising. The Company engages in extensive television advertising. In 1998, the Company ran network and cable television advertisements over an 18-week period during the first half of the year featuring 30-second spots on shows such as ABC's Good Morning America and NBC's Today.

  The Company also advertises Trex extensively in popular magazines, including Better Homes & Gardens, Sunset and Martha Stewart Living. The 1998 print advertising campaign included full-page color magazine advertisements featuring the Company's new spokesman, Willard Scott, of NBC's Today.

  Public Relations. The Company employs a public relations firm to stimulate interest in Trex by the print and broadcast media. During 1998, print and broadcast stories featuring Trex generated a total of 125 million
"impressions," which represent potential viewings.

  Trade Advertising and Promotion. To build a brand name for Trex with decking contractors, the Company reaches a professional building audience through advertisements in leading building and remodeling magazines, including Builder, Building Products, Fine Homebuilding, Journal of Light Construction and other well-known publications.

  Homebuilder Program. In 1998, the Company inaugurated a program to provide promotional allowances and display materials to homebuilders who use Trex for their model home decks and agree to promote Trex. Over 60 homebuilders currently participate in the program.

  Trade and Home Shows. The Company annually exhibits Trex at five major trade shows for homebuilders, contractors and specifiers that have a total attendance of approximately 200,000. The Company also exhibits its product line at major regional home and garden shows. Distributors, dealers and contractors experienced in Trex provide additional support by exhibiting Trex at smaller local home shows.

  Showcase Projects. Trex obtains further brand name recognition through its association with highly publicized showcase projects. Trex has been used in a number of such projects, including the Presidential Trail at Mount Rushmore, the Toronto Boardwalk on Lake Ontario Shores, the Florida Everglades Walkways and the Grand Canyon Education Center.

  Consumer Research. From time to time, the Company commissions consumer research studies to gain a better understanding of the needs of the decking market, the ability of Trex to meet those needs relative to competitive products and consumer acceptance of Trex as a decking material.

Distribution

  Approximately 95% of Trex net sales are made through the Company's wholesale distribution network. At December 31, 1998, the Company sold its Trex product line to 22 wholesale companies operating from approximately 55 distribution locations. At the same date, the Company's distributors marketed Trex to approximately 2,000 dealer outlets across the United States. Although the Company's dealers sell to both homeowners and contractors, their sales efforts are primarily directed at professional contractors, remodelers and homebuilders. The remaining 5% of the Company's net sales are made directly to industrial floor fabricators, playground material distributors and other accounts.

  Wholesale Distributors. The Company believes attracting wholesale distributors who are committed to Trex and the Trex marketing approach and who can effectively sell Trex to contractor-oriented lumber yards is important to its future growth. The Company believes its distributors are able to provide value-added service in marketing Trex because they sell premium wood decking products and other building supplies, which typically require product training and personal selling efforts.

  Pursuant to its agreement with each wholesale distributor, the Company appoints the distributor on a non-exclusive basis to distribute Trex within a specified area. The distributor generally purchases Trex at the Company's prices in effect at the time the Company ships the product to the distributor. The distributor is required to maintain specified minimum inventories of Trex during certain portions of each year. Upon the expiration of the initial one-year term, the agreement is automatically renewed for additional one-year terms unless either party provides notice of termination at least 60 days before the expiration of any renewal term. The distributor may terminate the agreement at any time upon 60 or 90 days' notice, while the Company may terminate the agreement upon 60 or 90 days' notice or immediately upon the happening of certain events, including a failure by the distributor to maintain the required minimum inventories of Trex.

  The Company requires its wholesale distributors to contribute significant resources to support Trex. All wholesale distributors have appointed a Trex specialist, regularly conduct dealer training sessions, fund demonstration projects and participate in local advertising campaigns and home shows. The Company sponsors intensive two-day training seminars to help train Trex specialists.

  In 1997 and 1998, the Company generated in excess of 10% of its net sales to each of five wholesale distribution companies: Capital Lumber Company, Furman Lumber, Inc., OrePac Building Products, Inc., Plunkett-Webster Inc. and Snavely Forest Products, Inc. These distributors collectively accounted for approximately 68% and 74% of the Company's net sales in 1997 and 1998, respectively. Other than Plunkett-Webster, Inc., which accounted for between 15% and 20% of the Company's net sales in both years, each of such distributors accounted for less than 15% of the Company's net sales. In 1996, the Company generated in excess of 10% of its net sales to each of three wholesale distribution companies: Capital Lumber Company, Plunkett-Webster, Inc. and Snavely Forest Products, Inc. These distributors collectively accounted for approximately 52% of the Company's net sales in 1996. Capital Lumber Company and Plunkett-Webster, Inc. each accounted for between 15% and 20% of the Company's 1996 net sales, while Snavely Forest Products, Inc. accounted for less than 15% of such net sales.

  To augment its dealer outlets, the Company plans to add new distributors and increase the number of its wholesale distribution locations over the next three years to approximately 75.

  Retail Lumber Dealers. Of the approximately 25,000 retail outlets in the United States that sell lumber, approximately 5,000 are independent lumber yards that emphasize sales to contractors and are the primary market for Trex. Although there is demand for Trex from both the "do-it-yourself" homeowner and contractor, the Company's sales efforts emphasize the contractor-installed market to achieve premium product positioning for Trex and to ensure that the installations will have professional craftsmanship. The Company's retail dealers generally provide sales personnel trained in Trex, contractor training, inventory commitment and point-of-sale display support. To establish comprehensive national coverage for Trex, the Company plans to increase the number of its dealer outlets over the next three years from approximately 2,000 at December 31, 1998 to approximately 3,000.

  Contractor Training. The Company has provided training about Trex to over 20,000 contractors since 1995. Contractors receive a Trex Contractor Kit containing a product handbook, sales literature and product samples as part of their training. The Company has established a "Builders Club" to strengthen its relationship with premium decking contractors.

  Dealer Locator Service and Web Site. The Company maintains a toll-free telephone service for use by consumers and building professionals to locate the closest dealer offering Trex and to obtain product information. The Company uses these calls to generate sales leads for contractors, dealers, distributors and Trex sales representatives. The Company also analyzes caller information to assess the effectiveness of its promotional and advertising activities.

  As an additional source of information to consumers, dealers and distributors, the Company operates a Web site, which provides product installation information, handling instructions, a dealer locator service, photographs of showcase installations, technical reports and other information.

  Shipment. The Company ships Trex to distributors by truck and rail. Western distributors principally receive shipments by rail. Distributors pay all shipping and delivery charges.

Manufacturing Process

  Trex is manufactured at the Company's 100,000 square foot facility in Winchester, Virginia. The facility currently has eight production lines, each of which is highly automated and on average requires fewer than five employees to operate per shift.

  In 1998, the Company's Winchester facility had a total capacity of 155 million pounds per year of finished product and was operating at its full capacity. To support sales growth and improve customer service, the Company added one new production line to the facility in December 1998 and a second new production line in January 1999. The Company expects that, after the two new lines achieve their full operating capacity in mid-1999, the addition of these lines will increase the facility's total capacity to 215 million pounds of finished product per year, or approximately 40% over the December 1998 level.

  In December 1998, the Company acquired the site for an additional manufacturing facility in Fernley, Nevada, which is located approximately 30 miles east of Reno. The Company estimates that the total cost of the site acquisition, construction and equipping of the new facility will be approximately $19.6 million. The Company expects to fund this cost with approximately $6.7 million of borrowings under site acquisition and construction loans and approximately $12.9 million from its operating cash flow and borrowings under its credit facility. Construction of the manufacturing facility began in January 1999. The Company anticipates that the new facility will begin production in the fourth quarter of 1999. The facility will occupy 150,000 square feet and will initially have two production lines. With its second manufacturing facility in operation, the Company expects by the end of 1999 to double its production capacity from the level sustained in December 1998. See "Risk Factors--Ability to Increase Manufacturing Capacity" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Trex is manufactured from waste wood fiber and reclaimed polyethylene ("poly"). The composition of Trex Wood-Polymer lumber is approximately 50% wood fiber and 50% reclaimed poly material. The Company uses wood fiber purchased from wood working factories, mills and pallet recyclers, most of which are located within a 200-mile radius of the Company's Winchester facility. Poly material used in the production of Trex consists primarily of reclaimed grocery sacks and stretch film, which the Company purchases from suppliers throughout the United States. See "--Suppliers."

  The Trex manufacturing process involves mixing wood particles with plastic, heating and finally extruding (or forcing) the highly viscous and abrasive material through a profile die. The extruded product is cooled in a water bath and cut to its finished length. Waste created during manufacturing is recycled into the production process. The finished boards are placed on a cooling conveyor and proceed to finished goods inspection, packaging and storage.

  The Company has made substantial investments in manufacturing process improvements. As a result of these investments, production line rates, which are measured in pounds of finished product per production hour, have increased over 200% since 1992. The Company also has broadened the range of raw materials that can be used to produce Trex by developing hardware capable of utilizing different forms of poly material to produce a consistent final product. The Company has obtained a patent for a process of preparing the raw materials for the manufacturing phase of production and a second patent for another manufacturing process improvement. The patent protection for both processes will extend until 2015.

  Trex is the only wood/plastic composite product to receive a building code listing either from the NES or from any of its three regional members that establish construction standards in the United States (Building Officials & Code Administrators International, Inc., International Conference on Building Officials and Southern Building Code Congress International, Inc.). In conjunction with its NES listing, the Company maintains a quality control testing program that is monitored by an NES-approved independent inspection agency. Under this program, the Company tests one board from every other production bundle to determine whether it meets the detailed, published criteria for code listing. Representatives of the inspection agency conduct unannounced monthly on-site audits of these program records to assure conformity to testing and to check test results. The Company believes that currently a minimum of 18 months would be required for a manufacturer of a competitive product which has not yet started the listing approval process to complete all phases of the process for its product. See "Risk Factors--Competition."

Suppliers

  The production of Trex requires the supply of wood fiber and polyethylene from reclaimed grocery sacks and stretch film. The Company satisfies virtually all of its current wood fiber requirements from six regional suppliers. The Company purchases its supplies of poly material from multiple locations throughout the country, including supermarkets and distribution centers.

  Wood Fiber. In 1998, the Company consumed 101 million pounds of wood fiber. Suppliers accounting for over 90% of the Company's wood fiber purchases are located within a 200-mile radius of the Company's Winchester, Virginia facility. Convenient access to available wood fiber supplies was one of the Company's principal site selection criteria for its second manufacturing facility, which will be located near Reno, Nevada. Although it has not yet entered into supply agreements for the new facility, the Company believes that it will be able to satisfy substantially all of the facility's wood fiber requirements from suppliers located within a 500-mile radius of the facility.

  Woodworking plants or mills are the Company's preferred suppliers of wood fiber because the waste wood fiber produced by these operations contains little contamination and is low in moisture. These facilities generate wood fiber as a byproduct of their manufacturing operations. To minimize its purchase costs, the Company seeks to provide the manufacturing facilities with prompt and reliable removal service using Company-provided equipment.

  Four suppliers accounted individually for more than 10% and collectively for approximately 80% of the Company's 1998 wood fiber purchases: American Woodmark, American Wood Fiber, Plumly Lumber and Coastal Lumber. The Company obtains its wood fiber supplies for a fixed annual price under multi-year contracts that are terminable by either party upon 30 days' notice. Based on its discussions with wood fiber suppliers and its analysis of industry data, the Company believes that, if its contracts with one or more of its current suppliers were terminated, the Company would be able to obtain adequate supplies of wood fiber at an acceptable cost from its other current suppliers or from new suppliers.

  Poly Material. In 1998, the Company consumed 87 million pounds of poly material, which was primarily composed of reclaimed grocery sacks and stretch film. Approximately two billion pounds of poly film are used in the manufacture of grocery sacks and stretch film in the United States each year. The Company will seek to meet its future needs for poly material from expansion of its existing supply sources and the development of new sources, including post-industrial waste and plastic paper laminates.

  The Company purchases plastic sacks primarily from large grocery supermarket chains, which have recycling programs that facilitate and encourage plastic sack returns. Approximately 5% of all grocery sacks nationwide are returned. The existing industry practice is for reclaimed sack purchasers, such as the Company, to absorb freight and handling costs after the sacks are picked up from the chains' distribution centers. The Company picks up the plastic grocery sacks at the distribution centers and stores the sacks in warehouses until it uses them in its production process.

  Stretch film is used to stabilize pallet loads to avoid damage during shipping and handling. The Company collects stretch film from distribution centers that service the grocery and other industries, including furniture, machinery, parts and soft goods businesses. Suppliers of stretch film save on waste disposal costs by selling the bundled film to the Company.

  No supplier sold 10% or more of the poly material purchased by the Company in 1998. The Company generally acquires poly material by purchase order at prices which are fixed annually.

  The Company has entered into a six-year contract with a potential supplier of poly material derived from a source not previously accessed by the Company. The contract obligates the Company to purchase up to $3.3 million of poly material annually at a specified price per pound during the contract term. The Company is unable to determine the amount of poly material it will obtain under the contract because the supplier has not yet commenced operations and will utilize a new production process. The Company is scheduled to receive its first delivery under the contract in mid-1999. The Company has the option to renew the contract for an additional six years on the same terms and conditions.

Competition

  The residential and commercial decking market in which the Company principally operates is highly competitive. As a wood/plastic composite product, Trex competes with wood, other wood/plastic composites and 100% plastic lumber for use as decking. The primary competition for Trex is wood decking, which accounted for approximately 97% of 1997 decking sales (measured by board feet of lumber). The conventional lumber suppliers with which the Company competes in many cases have established ties to the building and construction industry and have well-accepted products. Many of the Company's competitors in the decking market that sell wood products have significantly greater financial, technical and marketing resources than the Company. Trex currently represents over half of the non-wood segment and competes with other wood/plastic composites as well as with 100% plastic products that utilize polyethylene, fiberglass and PVC as raw materials.

  The Company's principal competitors in the non-wood decking alternative market include Advanced Environmental Recycling Technologies, Inc., Crane Plastics, Eaglebrook Plastics, Inc., Royal Crown Limited and U.S. Plastic Lumber Corporation. Trex is the only non-wood decking alternative to receive a product building code listing from the NES or any its three regional members. A product building code listing covers all uses of a product meeting the specified design criteria. The Company is aware of one manufacturer of wood/plastic composites, Advanced Environmental Recycling Technologies, Inc., that has publicly announced it has applied for a regional application listing for its products and of at least four manufacturers that have received regional application listings for their 100% plastic lumber products. The four manufacturers are Outdoor Technologies, Inc., ZCL Composites, Thermal Industries Inc. and Teck-Rail Vinyl Guardrail System. An application listing covers specific uses of the listed products. Any non-wood decking alternative product receiving a listing could be more competitive with Trex. The Company's ability to compete depends, in part, upon a number of factors outside its control, including the ability of its competitors to develop new non-wood decking alternatives which are competitive with Trex.

  The Company believes that the principal competitive factors in the decking market include product quality, price, maintenance cost and consumer awareness of product alternatives. The Company believes it competes favorably with respect to these factors based on the low maintenance requirements and other attributes of Trex compared to wood and 100% plastic products, the Trex brand name, the Company's extensive distribution network and the Trex NES building code listing.

  Of the wood lumber which constituted approximately 97% of the total decking market in 1997, over 75% is pressure-treated southern yellow pine. Southern yellow pine is used for decking because its porosity allows it readily to accept the chemicals used in the treating process that creates resistance to rotting and insect infestation. The chemical compound used to treat wood is typically chromated copper arsenate ("CCA"), an EPA-registered pesticide. The same porosity makes southern yellow pine susceptible to taking on moisture, which causes the lumber to warp, crack, splinter and expel fasteners. The balance of the wood decking segment is primarily divided between redwood and cedar, with some amounts of treated fir and exotic hardwoods. Because old, slow-growth timber has been depleted, new, fast-growth varieties predominate. These varieties do not have the natural decay resistance or close rings of old, slow-growth timber, causing them to be more susceptible to rot, insect infestation, splintering and warping.

  Trex also competes with decks made from 100% plastic lumber. Although there are several companies in the United States that manufacture 100% plastic lumber, total factory sales to the decking market in 1997 are estimated at only $20 million (18 million board feet). A number of factors have limited the success of 100% plastic lumber manufacturers, including a less efficient manufacturing process, inconsistent product quality, and physical properties not considered suitable for decking, such as higher thermal expansion and contraction, poor slip resistance and an appearance viewed by some homeowners as unattractive.

  There are approximately five manufacturers of wood/plastic composite lumber in addition to the Company. Some of these manufacturers participate in the decking market only on a limited basis. The Company estimates that Trex accounted for more than 80% of 1998 total factory sales of wood/plastic composites to the decking market.

  The following chart compares certain attributes of Trex to the characteristics of treated wood and 100% plastic products:

                                                     Treated  100%
                 Characteristics                Trex  Wood   Plastic
--------------------------------------------------------------------
   Low thermal expansion/contraction              x      x
--------------------------------------------------------------------
   Low thermal conductivity                       x      x
--------------------------------------------------------------------
   Good paint adhesion                            x      x
--------------------------------------------------------------------
   Resistance to ultraviolet damage               x      x
--------------------------------------------------------------------
   Easy to work with                              x      x
--------------------------------------------------------------------
   Low moisture absorption                        x              x
--------------------------------------------------------------------
   Splinter-free                                  x              x
--------------------------------------------------------------------
   Resistant to insect damage                     x      x       x
--------------------------------------------------------------------
   No chemical preservatives                      x              x
--------------------------------------------------------------------
   No splitting                                   x              x
--------------------------------------------------------------------
   No rotting                                     x      x       x
--------------------------------------------------------------------
   No warping                                     x              x
--------------------------------------------------------------------
   No sealant required                            x              x
--------------------------------------------------------------------
   Slip resistant                                 x      x
--------------------------------------------------------------------
   Product building code listing or acceptance    x      x

  The Company believes that Trex offers cost advantages when compared with certain other types of decking materials. Although a contractor-installed Trex deck built in 1998 using a pressure-treated wood substructure generally cost 10% to 15% more than a deck made entirely from pressure-treated wood, Trex eliminates the on-going maintenance required for a pressure-treated deck and is, therefore, less costly over the life of the deck. The Company believes that its manufacturing process and utilization of relatively low cost raw material sources also provide Trex with a competitive cost advantage relative to other wood/plastic composite products.

Government Regulation

  The Company is subject to federal, state and local environmental regulation. The emissions of particulates and other substances from the Company's manufacturing facility must meet federal and state air quality standards implemented through air permits issued to the Company by the Department of Environmental Quality of the Commonwealth of Virginia. The Company's facility is regulated by federal and state laws governing the disposal of solid waste and by state and local permits and requirements with respect to waste water and storm water discharge. Compliance with environmental laws and regulations has not had a material adverse effect on the Company's business, financial condition or results of operations.

  The Company's operations also are subject to work place safety regulation by the U.S. Occupational Safety and Health Administration and the Commonwealth of Virginia. The Company's compliance efforts include safety awareness and training programs for its production and maintenance employees.

  The Company will be subject to similar state and local regulation in Nevada in connection with the operation of its new manufacturing facility.

Intellectual Property

  The Company's success depends, in part, upon its intellectual property rights relating to its production process and other operations. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws, to protect its proprietary rights. The Company has made substantial investments in manufacturing process improvements which have enabled it to increase manufacturing line production rates, facilitated the Company's development of new products and produced improvements in the dimensional consistency, surface texture and color uniformity of Trex. The Company has obtained a patent for a process of preparing the raw materials for the manufacturing phase of production and a second patent for another manufacturing process improvement. The patent protection for both processes will extend until 2015. The Company has been granted a federal registration for the Trex trademark by the U.S. Patent and Trademark Office and has filed applications for the federal registration of its Easy Care Decking and Wood-Polymer trademarks. Federal registration of trademarks is effective for an initial period of 20 years and is renewable for as long as the Company continues to use the trademarks. The Company considers its trademarks to be of material importance to its business plans. The Company has not registered any of its copyrights with the U.S. Copyright Office, but relies on the protection afforded to such copyrights by the U.S. Copyright Act. That law provides protection to authors of original works, whether published or unpublished, and whether registered or unregistered. The Company enters into confidentiality agreements with its senior employees and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Risk Factors--Intellectual Property."

  In 1992, before the Company's buyout of Mobil's Composite Products Division, Mobil brought an action in the U.S. District Court for the District of Delaware seeking a declaratory judgment that four patents issued to Advanced Environmental Recycling Technologies, Inc. ("AERT"), a manufacturer of wood/plastic composite products, were invalid, were not infringed by Mobil in connection with its wood/plastic composite (now known as Trex) and were unenforceable. Mobil brought this action in response to statements by AERT that Mobil infringed AERT's patents. AERT counterclaimed against Mobil for alleged infringement of two of the AERT patents and for alleged violations of antitrust and trade regulation laws.

  Following a trial in early 1994, the district court held that Mobil did not infringe either of the two AERT patents that were the subject of the counterclaim and rendered a verdict for Mobil that each of the four AERT patents was invalid and unenforceable. On an appeal of this judgment by AERT, the U.S. Court of Appeals for the Federal Circuit affirmed the district court's judgment that Mobil did not infringe the two AERT patents and that two of the four AERT patents were invalid and unenforceable. The Federal Circuit vacated the district court's judgment on the remaining two AERT patents on the grounds that there was no case or controversy between the parties regarding infringement of those patents. AERT has filed a motion for a new trial, which is pending before the district court. The district court also still has pending before it AERT's non-patent counterclaims against Mobil. No proceedings on those claims are currently scheduled.

  In June 1998, the U.S. Patent and Trademark Office issued to AERT a patent which is a continuation in part of one of the two patent applications that resulted in the two patents held to be invalid and unenforceable in the district court action. The Company believes, based in part on advice of its legal counsel, that the Company does not infringe this patent.

Facilities and Equipment

  The Company leases its corporate headquarters in Winchester, Virginia, which consists of approximately 4,500 feet of office space, on a month-to-month basis.

  The Company owns its manufacturing facility in Winchester, Virginia, which contains approximately 100,000 square feet of manufacturing space, and approximately 7.5 acres of outside open storage in a lot located across from the manufacturing facility.

  The Company leases storage warehouse space, which totals 75,000 square feet, pursuant to leases with expiration dates from December 1999 to July 2000. The Company currently occupies approximately 30,000 square feet in the Trex Technical Center, which it purchased in the fourth quarter of 1998.

  Equipment and machinery used by the Company in its operations consist principally of plastic and wood conveying and process equipment. The Company owns all of its manufacturing equipment. The Company also operates approximately 30 wood trailers pursuant to operating leases with expiration dates from 1999 to 2003 and approximately 20 forklift trucks pursuant to operating leases with expiration dates from 2000 to 2001.

  The Company regularly evaluates the capacity of its various facilities and equipment and makes capital investments to expand capacity where necessary. In 1998, the Company spent a total of $17.1 million on capital expenditures, including $7.4 million for additional production equipment in its Winchester facility. The Company has acquired the site for, and in January 1999 began construction of, a second manufacturing facility, which will be located near Reno, Nevada and which the Company expects to begin production in the fourth quarter of 1999. See "--Manufacturing Process." The Company currently estimates that its aggregate capital expenditures in 1999 will total approximately $20.3 million, most of which will be used to construct and equip the new facility.

Employees

  At December 31, 1998, the Company had 217 full-time employees, of whom 23 were employed in corporate management and administration, 17 were employed in sales and marketing, six were employed in research and development and 171 were employed in manufacturing operations. Of such employees, 142 were hourly employees engaged in manufacturing activities in the Company's Winchester facility. The Company's employees are not covered by collective bargaining agreements. The Company believes that its relationships with its employees are good.

Legal Proceedings

  The Company has been named as a co-defendant in a suit filed on December 7, 1997 in the U.S. District Court for the Eastern District of Pennsylvania. The plaintiff, the owner of a ship moored in Philadelphia, alleges that design defects in a Trex decking product caused buckling of decking installed on the ship as part of a renovation project. The plaintiff seeks damages in an unspecified amount against the Company based on claims of strict liability, misrepresentation, breach of warranties, gross negligence, indemnification and violation of the New Jersey Consumer Fraud Act. Trex has denied liability on the grounds, among others, that the alleged damage to the decking resulted from poor design and improper installation. The parties have conducted certain discovery proceedings. A trial date for the suit is scheduled for June 1999.

  From time to time, the Company is involved in litigation and proceedings arising out of the ordinary course of its business. Except as set forth above, there are no pending material legal proceedings to which the Company is a party or to which the property of the Company is subject.

                                  MANAGEMENT

Directors and Executive Officers

  The table below sets forth certain information concerning the directors and executive officers of the Company:

Name                      Age                     Positions with Company
------------------------  --- --------------------------------------------------------------
Robert G. Matheny.......   53 President, Director
Anthony J. Cavanna......   59 Executive Vice President and Chief Financial Officer, Director
Andrew U. Ferrari.......   52 Executive Vice President of Sales and Marketing, Director
Roger A. Wittenberg.....   50 Executive Vice President of Technical Operations, Director
William H. Martin, III..   68 Director Nominee
William F. Andrews......   67 Director Nominee

  Robert G. Matheny has served as the President of the Company since August 1996 and as a director of Trex Company, Inc. since its formation in September 1998. From July 1992 to August 1996, he was the General Manager of the Composite Products Division of Mobil Chemical Company, a division of Mobil ("Mobil Chemical"). From August 1987 to July 1992, he served as the General Manager of the Chemical Specialties Group of Mobil Chemical and as a Vice President of Mobil Chemical Products International. From 1970 to August 1987, Mr. Matheny held various positions in sales, marketing and manufacturing at Mobil. Mr. Matheny received a B.S. degree in Industrial Engineering and Operations Research from Virginia Polytechnic Institute.

  Anthony J. Cavanna has served as the Chief Financial Officer of the Company since August 1996, as Executive Vice President since September 1998 and as a director of Trex Company, Inc. since its formation in September 1998. From July 1994 to August 1996, he was a Group Vice President of Mobil Chemical. From July 1992 to July 1994, he was the Vice President-Planning and Finance for Mobil Chemical. From November 1986 to July 1992, Mr. Cavanna served as a Vice President of Mobil Chemical and the General Manager of its Films Division Worldwide. From November 1981 to November 1986, he was the Vice President and General Manager-European Operations of Mobil Plastics Europe. From January 1981 to November 1981, he was the Vice President-Planning and Supply of the Films Division of Mobil Chemical. Between 1962 and 1981, Mr. Cavanna held a variety of positions within Mobil, including engineering, manufacturing and project/group leader positions. Mr. Cavanna received a B.S. degree in Chemical Engineering from Villanova University and an M.S. degree in Chemical Engineering from the Polytechnic Institute of Brooklyn.

  Andrew U. Ferrari has served as the Vice President of Sales and Marketing of the Company since August 1996, as Executive Vice President of Sales and Marketing since September 1998 and as a director of Trex Company, Inc. since its formation in September 1998. From April 1992 to August 1996, he was the Director of Sales and Marketing of the Composite Products Division of Mobil Chemical. From February 1990 to April 1992, Mr. Ferrari served as the New Business Manager for Mobil Chemical. From January 1984 to February 1990, he served as Marketing Director of the Consumer Products Division of Mobil Chemical. Mr. Ferrari received a B.A. degree in Economics from Whitman College and an M.B.A. degree from Columbia University.

  Roger A. Wittenberg has served as the Vice President of Technical Operations of the Company since August 1996, as Executive Vice President of Technical Operations since September 1998 and as a director of Trex Company, Inc. since its formation in September 1998. Mr. Wittenberg also serves as a director of Elite Textiles Ltd., a textile manufacturer. From May 1992 to August 1996, he was the Technical Manager of the Composite Products Division of Mobil Chemical. Mr. Wittenberg founded Rivenite Corporation in 1987 and was its Chief Executive Officer until April 1992, when Mobil Chemical acquired the assets of Rivenite Corporation. Prior to 1987, Mr. Wittenberg founded and operated three companies in the textile, food and animal feed supplements industries. Mr. Wittenberg received a B.S. degree in Chemistry from High Point College.

  William H. Martin, III has acted as Interim Chief Executive Officer of Martin Industries, Inc., a manufacturer and producer of gas space heaters, gas logs and pre-engineered fireplaces, since March 1998. Mr. Martin has also served as Chairman of the Board of Martin Industries since April 1994 and as a director of Martin Industries since 1974. From 1971 to 1987, he served as President and Chief Executive Officer of Martin Industries. From 1987 to 1993, Mr. Martin served as Executive Assistant to the Rector of Trinity Church in New York City. From 1993 to March 1998, Mr. Martin was a private investor.

  William F. Andrews has served as Chairman of the Board of Directors of Scovill Fasteners, Inc., a designer, manufacturer and distributor of apparel fasteners and specialty industrial fasteners, since 1996. From 1981 to 1986, Mr. Andrews served as the Chairman, President and Chief Executive Officer of Scovill Manufacturing Co., where he worked for over 20 years. From 1995 to 1998, he served as the Chairman of Schrader-Bridgeport International, Inc., a manufacturer of tire valves and pressure control devices. From January 1993 to January 1995, Mr. Andrews served as Chairman and Chief Executive Officer of Amdura Corporation, a manufacturer of hardware and industrial equipment. From February 1992 to February 1994, he served as Chairman of Utica Corporation, a manufacturer of fan blades for aerospace and land-based gas turbine engines, and as an adviser and consultant to Investor International (U.S.), Inc., a financial adviser. Mr. Andrews is also a director of Black Box Corporation, Corrections Corporation of America, Johnson Controls, Inc., Katy Industries, Navistar, Inc., Northwestern Steel and Wire Co. and Dayton Superior Corporation.

  The Board of Directors currently consists of four directors. William H. Martin, III and William F. Andrews have been nominated and have agreed to serve as directors of the Company effective upon the consummation of the Offering. Directors and executive officers of the Company are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Directors of the Company are elected at the annual meeting of stockholders. The Board of Directors is divided into three classes serving staggered three-year terms. The initial term of Anthony J. Cavanna and Roger A. Wittenberg will expire at the annual meeting of stockholders in the year 2000, the initial term of Andrew U. Ferrari and William F. Andrews will expire at the annual meeting of stockholders in the year 2001 and the initial term of Robert G. Matheny and William H. Martin, III will expire at the annual meeting of stockholders in the year 2002. Upon the expiration of the initial term of each such class, the nominees for such class will be elected for a term of three years to succeed the directors whose terms of office expire.

  Executive officers of the Company serve at the discretion of the Board of Directors and generally are appointed at the first meeting of the Board of Directors after each annual meeting of stockholders.

Committees of the Board of Directors

  Effective upon the consummation of the Offering, the Board of Directors has established an Audit Committee, a Compensation Committee and an Executive Committee.

  The Audit Committee, among other things, will be responsible for recommending to the full Board of Directors the selection of the Company's independent auditors, reviewing the scope of the audit plan and the results of each audit with management and the independent auditors, reviewing the adequacy of the Company's system of internal accounting controls in consultation with the independent auditors, reviewing generally the activities and recommendations of the independent auditors, and exercising oversight with respect to the Company's code of conduct and other policies and procedures regarding adherence with legal requirements. The members of the Audit Committee will be non-employee directors. William H. Martin, III and William
F. Andrews will be the initial members of the Audit Committee.

  The Compensation Committee will be responsible for establishing the compensation and benefits of the executive officers of the Company, monitoring compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests, and administering the Stock Incentive Plan, the Company's 1999 Employee Stock Purchase Plan and other management compensation plans. The members of the Compensation Committee will be non-employee directors. William H. Martin, III and William F. Andrews will be the initial members of the Compensation Committee.

  The Executive Committee will be empowered to exercise powers of the Board of Directors between regular meetings of the Board of Directors. The initial members of the Executive Committee will be Robert G. Matheny, Anthony J. Cavanna, Andrew U. Ferrari and Roger A. Wittenberg.

Director Compensation

  Directors of the Company who are also officers or employees of the Company do not receive any additional compensation for serving on the Board of Directors or any of its committees. Following the consummation of the Offering, each non-employee director will receive an option to purchase 1,500 shares of Common Stock upon such director's initial election or appointment to the Board of Directors. Each non-employee director will receive an annual fee of $25,000 for service on the Board of Directors and its committees. The non-employee director may elect to receive up to one-half of this fee in cash and up to all of the fee in the form of options to purchase Common Stock issued under the Stock Incentive Plan. Directors are reimbursed for their reasonable out-of-pocket expenses in attending meetings. See "--1999 Stock Option and Incentive Plan" and "--1999 Incentive Plan for Outside Directors."

Executive Compensation

  The following table sets forth the compensation paid to each of the Company's executive officers during the fiscal year ended December 31, 1998 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                Annual
                                            Compensation(1)      All Other
Name and Principal Positions                  Salary ($)    Compensation ($)(2)
----------------------------                --------------- -------------------
Robert G. Matheny
 President.................................     263,591           52,995
Anthony J. Cavanna
 Chief Financial Officer...................     248,144           52,281
Andrew U. Ferrari
 Vice President of Sales and Marketing.....     232,698           52,310
Roger A. Wittenberg
 Vice President of Technical Operations....     232,698           52,925

--------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for each Named Executive Officer in 1998.

(2) The amounts shown in the "All Other Compensation" column consists of the following: (i) for Mr. Matheny, $3,025 in matching contributions to the Company's 401(k) Plan (as defined below), $1,600 in employer discretionary contributions to the 401(k) Plan, $6,400 in employer contributions to the Company's Money Purchase Plan (as defined below) and $41,970 in reimbursement of self-employment taxes payable by Mr. Matheny;
     (ii) for Mr. Cavanna, $2,613 in matching contributions to the 401(k) Plan, $1,600 in employer discretionary contributions to the 401(k) Plan, $6,400 in employer contributions to the Money Purchase Plan and $41,668 in reimbursement of self-employment taxes payable by Mr. Cavanna; (iii) for Mr. Ferrari, $2,944 in matching contributions to the 401(k) Plan, $1,600 in employer discretionary contributions to the 401(k) Plan, $6,400 in employer contributions to the Money Purchase Plan and $41,366 in reimbursement of self-employment taxes payable by Mr. Ferrari; and (iv) for Mr. Wittenberg, $3,559 in matching contributions to the 401(k) Plan, $1,600 in employer discretionary contributions to the 401(k) Plan, $6,400 in employer contributions to the Money Purchase Plan and $41,366 in reimbursement of self-employment taxes payable by Mr. Wittenberg.

1999 Stock Option and Incentive Plan

  The Company's 1999 Stock Option and Incentive Plan provides for the grant of options that are intended to qualify as "incentive stock options" under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees of the Company and any future subsidiaries, as well as for the grant of non-qualified options, restricted Common Stock, restricted units of Common Stock, unrestricted Common Stock and stock appreciation rights (collectively, "Awards") to employees, non-employee directors and other individuals whose participation in the Stock Incentive Plan is determined to be in the Company's best interests. The Stock Incentive Plan authorizes the issuance of 1,400,000 shares of Common Stock (subject to adjustment in the event of a stock split, stock dividend, merger, reorganization or similar transaction). The maximum number of shares of Common Stock subject to options that may be granted to any individual under the Stock Incentive Plan is 500,000 shares (subject to such adjustment). The Stock Incentive Plan will be administered by the Compensation Committee of the Board of Directors, which has the authority, subject to the provisions of the Stock Incentive Plan, to determine the terms of any Awards. The Stock Incentive Plan was adopted by the Board of Directors and stockholder of the Company on March 12, 1999.

  Upon the consummation of the Offering, the Company intends to grant to certain employees non-qualified options under the Stock Incentive Plan to purchase up to an aggregate of 125,000 shares of Common Stock. No such options will be granted to executive officers of the Company. All such options will be exercisable at a price equal to the initial public offering price of the Shares. Each option will vest with respect to one-fourth of the shares subject to the option on each of the first, second, third and fourth anniversaries of the date of grant.

  The Board of Directors may authorize amendment of the Stock Incentive Plan without stockholder approval except in circumstances prescribed by applicable law or regulation. The Stock Incentive Plan does not have a termination date, but no incentive stock options may be granted after the tenth anniversary of the effective date of the plan.

  Options. An option granted under the Stock Incentive Plan is exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date, or five years in the case of an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary thereof (a "ten percent stockholder").

  Each option will become vested and exercisable at such times and under such conditions as the Compensation Committee may approve. The Compensation Committee may accelerate the vesting of any option in its discretion. The exercise price per share under each option granted under the Stock Incentive Plan may not be less than 100% (110% in the case of an incentive stock option granted to a ten percent stockholder) of the fair market value of the Common Stock on the option grant date. In the case of incentive stock options, the aggregate fair market value of the Common Stock (determined on the option grant date) with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

  Incentive stock options are non-transferable during the optionee's lifetime, but non-qualified stock options may be transferred to the spouse, children, grandchildren, parents and siblings of the optionee, to the extent permitted by the Compensation Committee.

  Unless otherwise provided by the Compensation Committee, the following provisions of the Stock Incentive Plan will govern termination of options in the circumstances described below. Upon termination of a participant's employment or other relationship with the Company, other than by reason of death, permanent and total disability or retirement, all unvested options held by such participant will terminate immediately and all vested options not exercised will terminate 90 days following the employment termination date. If a participant dies while employed or providing services to the Company, terminates his employment or other relationship with the Company by reason of permanent and total disability or retires, all options held by such participant which have not previously terminated will fully vest and will be exercisable for one year thereafter, in the case of death or disability, or for three years thereafter, in the case of retirement.

  Restricted Stock and Restricted Stock Units. Restricted shares of Common Stock are awards of shares of Common Stock upon which are imposed restricted periods and restrictions which subject the shares to a substantial risk of forfeiture as defined in Section 83 of the Code. Restricted Common Stock units are awards which represent a conditional right to receive shares of Common Stock in the future and which are subject to the same types of restrictions and risk of forfeiture as restricted shares of Common Stock. Restricted shares of Common Stock and restricted Common Stock units will be subject to such restrictions as the Compensation Committee may impose, including, without limitation, continuous employment with the Company or any of its future subsidiaries or the attainment of specific corporate or individual performance objectives. The restrictions and the restricted period, which generally will be a minimum of three years, may differ with respect to each recipient of an Award. An Award of restricted shares of Common Stock or restricted Common Stock units will be subject to forfeiture if certain events specified by the Board of Directors occur prior to the lapse of the restrictions. Subject to the provisions of the Stock Incentive Plan, the Compensation Committee will determine the terms and conditions of the agreement evidencing each Award of restricted shares of Common Stock and restricted Common Stock units.

  Unrestricted Stock. Unrestricted shares of Common Stock are shares that are free of restrictions other than those imposed pursuant to federal or state securities laws.

  Stock Appreciation Rights. A stock appreciation right ("SAR") is a right to receive, in the form of Common Stock, cash or a combination of Common Stock and cash, the spread or difference between the fair market value of the Common Stock subject to an option and the option exercise price. SARs may be granted in conjunction with all or a portion of any option granted under the Stock Incentive Plan, either at the time of the grant of such option or at any subsequent time prior to the expiration of such option. The Compensation Committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which an SAR may be exercised in whole or in part, the time or times at which and the circumstances under which an SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not an SAR will be in tandem or in combination with any other grant, and any other terms and conditions of any SAR. Exercisability of SARs may be subject to achievement of one or more of the same performance objectives that apply to awards of restricted shares of Common Stock or restricted Common Stock units. SARs issued in connection with incentive stock options are required to meet additional conditions. SARs are transferable only to the same extent as the related options.

1999 Incentive Plan for Outside Directors

  The Company's 1999 Incentive Plan for Outside Directors sets forth the terms of compensation payable to the Company's non-employee directors ("Outside Directors") for their service on the Board of Directors. Upon his initial election or appointment of the Board of Directors, each Outside Director will receive an option to purchase 1,500 shares of Common Stock. Each Outside Director will receive an annual fee of $25,000 for service on the Board of Directors and its committees. The director may elect to receive up to one-half of this annual fee in cash and up to all of the fee in the form of options to purchase Common Stock. The value of the options issued in payment of any portion of an Outside Director's annual fee will be determined pursuant to the Black-Scholes valuation model.

  The shares of Common Stock issuable upon the exercise of options under the Outside Director Plan will be issued under the Stock Incentive Plan. The exercise price per share under each option will be the fair market value of the Common Stock on the option grant date. The options that will be granted to the newly appointed Outside Directors upon the consummation of the Offering will be exercisable at a price equal to the initial public offering price of the Shares. Each option will vest with respect to one-fourth of the shares subject to the option on each of the first, second, third and fourth anniversaries of the date of grant. No option may be exercisable more than ten years from the option grant date. Options will terminate after the expiration of specified periods following the termination of the option holder's service as a director, whether by reason of death, disability, retirement or otherwise. The Outside Director Plan will be administered by a committee of the Board of Directors. The Outside Director Plan was adopted by the Board of Directors and stockholder of the Company on March 12, 1999.

Employee Stock Purchase Plan

  The 1999 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), which will be implemented upon the consummation of the Offering, is intended to qualify under Section 423 of the Code. The Company has reserved an aggregate of 300,000 shares of Common Stock for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan will permit full-time employees of the Company and any future subsidiaries who have satisfied minimum service requirements to purchase Common Stock through payroll deductions, provided that no employee may purchase more than $25,000 worth of Common Stock in any calendar year. The purchase price of the Common Stock under the Employee Stock Purchase Plan will be no less than 85% of the fair market value of the Common Stock on the first day or the last day of each fiscal quarter, whichever is lower. The Employee Stock Purchase Plan was adopted by the Board of Directors and stockholder of the Company on March 12, 1999.

Employee Benefit Plans

  The Company sponsors a tax-qualified defined contribution employee profit sharing and 401(k) plan (the "401(k) Plan"). The 401(k) Plan consists of employee pre-tax contributions, Company matching contributions and Company discretionary contributions, and contains provisions which are intended to satisfy the tax qualification requirement of Section 401(a) of the Code. Each employee may elect to defer up to 15% of such employee's compensation, subject to a maximum of $10,000 in 1999. The Company makes matching contributions equal to a specified percentage of each employee's contribution and may also make discretionary contributions for any plan year. Employee, matching and discretionary contributions and earnings are fully vested and nonforfeitable at all times and are invested according to the direction of the employee.

  The Company also sponsors a tax-qualified defined contribution employee money purchase pension plan (the "Money Purchase Plan"). The Money Purchase Plan contains provisions which are intended to satisfy the tax qualification requirement of Section 401(a) of the Code. The Company makes an annual contribution equal to 4% of employee compensation. Plan contributions and earnings are fully vested and nonforfeitable after five full years of service and are invested according to the direction of the employee.

Annual Bonus Plan

  Following the Offering, the Company intends to establish an annual bonus plan pursuant to which all full-time management personnel, including executive officers, will be eligible to receive a bonus for exceptional individual or team performance. The Company will reserve the right not to award bonuses in any year.

                             CERTAIN TRANSACTIONS

Reorganization

  Until April 7, 1999, Trex Company, Inc. was a wholly-owned subsidiary of TREX Company, LLC, a Delaware limited liability company. On April 7, 1999, the members of TREX Company, LLC other than Mobil contributed their junior membership interests in TREX Company, LLC to Trex Company, Inc. in exchange for Common Stock of Trex Company, Inc. Concurrently with such exchange, Mobil exchanged its preferred membership interest in TREX Company, LLC for a $3.1 million note of Trex Company, Inc. payable upon the consummation of the Offering. As a result of such exchanges, TREX Company, LLC became a wholly-owned subsidiary of Trex Company, Inc. Before the Exchange Transaction, the Certificate of Incorporation and Bylaws were restated in their entirety. See "Description of Capital Stock" for a description of the Certificate of Incorporation and Bylaws that are in effect on the date of this Prospectus.

  In the Exchange Transaction, the junior membership interests in TREX Company, LLC were exchanged for shares of Common Stock of Trex Company, Inc. as follows: (i) the membership interests of the Management Holders (as defined below) were exchanged for a total of 8,550,000 shares of Common Stock; and
(ii) the membership interests of the Institutional Investors were exchanged for a total of 950,000 shares of Common Stock. The Company received no additional consideration in connection with the exchange of membership interests for shares of Common Stock. Immediately following the Exchange Transaction, the Management Holders and the Institutional Investors beneficially owned 90% and 10%, respectively, of the outstanding Common Stock, which is the same proportion in which they held membership interests in TREX Company, LLC immediately before the Exchange Transaction.

  Before the Exchange Transaction, TREX Company, LLC exercised an option to repurchase from the Institutional Investors approximately 667 junior membership interests designated as Class A Units. As a result of exercise of this option, the beneficial ownership of outstanding junior membership interests by the Institutional Investors decreased to 10% from 25%, while the beneficial ownership of outstanding junior membership interests by the Management Holders increased to 90% from 75%. The terms of this option are set forth in an agreement which TREX Company, LLC, the Management Holders and the Institutional Investors entered into in connection with the Acquisition. The option exercise price was $.01 for each junior membership interest repurchased. The number of junior membership interests TREX Company, LLC repurchased pursuant to the option was based on the internal rate of return earned since the Acquisition by the Institutional Investors on their investment in TREX Company, LLC, which consists of the Senior Notes, the Subordinated Notes and their junior membership interests. The initial public offering price of the Shares was one component of the internal rate of return calculation.

  In connection with the Exchange Transaction, TREX Company, LLC will make the LLC Distribution to the Management Holders and the Institutional Investors. Of the LLC Distribution, which is estimated to be approximately $12.2 million as of the Reorganization date of April 7, 1999, approximately $9.8 million represents the amount of the previously recognized and undistributed income of TREX Company, LLC through the Reorganization date on which the members have paid, or will pay, income tax, and approximately $2.4 million represents a return of capital. The $9.8 million amount and the total amount of the LLC Distribution are subject to adjustment based on the actual taxable income of TREX Company, LLC from January 1, 1999 through the Reorganization date.

  Trex Company, Inc. was organized in September 1998 under the laws of the State of Delaware for the purpose of acquiring all of the membership interests and operating the business of

TREX Company, LLC. Prior to the Exchange Transaction, Trex Company, Inc. did not conduct any business other than in connection with the Offering and the other transactions described herein.

Acquisition Transactions

  Acquisition. In the Acquisition, the Company purchased the assets of Mobil's Composite Products Division in a management-led buyout for a cash purchase price of approximately $29.5 million. The Acquisition and the Company's initial operations were financed by a combination of the following: (i) proceeds of $29.3 million from the sale by the Company of $24.3 million principal amount of Senior Notes, $5.0 million principal amount of Subordinated Notes and a total of 1,000 Class B Units to a nominee of Connecticut General Life Insurance Company, Connecticut General Life Insurance Company on behalf of one or more separate accounts and Life Insurance Company of North America; (ii) proceeds of $3.0 million from the sale by the Company of 1,000 Preferred Units (the "Preferred Units") to Mobil; and (iii) proceeds of $2.0 million from the sale by the Company of 750 Class A Units to each of Robert G. Matheny, Anthony J. Cavanna, Andrew U. Ferrari and Roger A. Wittenberg (collectively, the "Management Holders"). The Institutional Investors converted their Class B Units into the same number of Class A Units prior to the Reorganization.

  On June 25, 1997, the Company prepaid $3.0 million principal amount of Senior Notes.

  In January 1998, the nominee of Connecticut General Life Insurance Company transferred 333 Class B Units to The Lincoln National Life Insurance Company in connection with the sale of certain assets by Connecticut General Life Insurance Company.

  As a result of the indebtedness incurred to finance the Acquisition, the Company has been highly leveraged. The terms of the Company's financing agreements have required substantial debt service payments. Such financing agreements also have required the Company to comply with various restrictive covenants, financial ratios and other financial and operating tests.

  Acquisition-Related Agreements. The Company and its members entered into certain agreements in connection with the Acquisition relating to the members' interests in the Company or any successor entity.

  Pursuant to the Members' Agreement dated as of August 29, 1996 among the Company, the Management Holders and the Institutional Investors (the "Members' Agreement"), the Company granted certain "demand" and "piggyback" registration rights with respect to Common Stock issuable to the Institutional Investors upon consummation of the Reorganization. The Institutional Investors are entitled to require the Company to register the sale of their shares under the Securities Act on up to two occasions. In addition, if the Company proposes to register the Common Stock under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8), whether or not for its own account, the Institutional Investors are entitled to require the Company, subject to certain conditions, to include all or a portion of their shares in such registration. The Company has registered the shares offered hereby by the Selling Stockholders pursuant to their exercise of such piggyback registration rights. The foregoing registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. The Company is required to bear the expenses of all such registrations, including expenses of the Selling Stockholders in connection with the Offering, except for underwriting discounts and commissions. The Members' Agreement will be terminated following consummation of the Offering, and the foregoing registration rights will be contained in a new agreement among the Company, the Management Holders and the Institutional Investors.

  Pursuant to the Limited Liability Company Agreement dated as of August 29, 1996 among the Management Holders, the Institutional Investors and Mobil, the Institutional Investors were granted the right to approve certain actions by the Company outside the ordinary course of its business, including the sale of all or a substantial part of the Company's assets and the incurrence or payment of specified types of indebtedness. This agreement will be terminated following the consummation of the Reorganization.

  Pursuant to the Class A Members' Agreement dated as of August 29, 1996, the Management Holders agreed to certain restrictions on the sale, transfer or other disposition of their membership interests in the Company. This agreement was terminated upon the consummation of the Reorganization.

  In connection with the Acquisition, each Management Holder entered into an employment agreement with the Company. The employment agreements will be terminated upon the consummation of the Offering.

Other Transactions

  The Company paid the Institutional Investors interest on the Senior Notes and Subordinated Notes of $1.0 million for 1996, $3.0 million for 1997 and $2.9 million for 1998.

  The Company paid Mobil dividends on the Preferred Units of $0.1 million for 1996, $0.4 million for 1997 and $0.4 million for 1998.

  The Company will use a portion of the net proceeds of the Offering to repay the Senior Notes and the Subordinated Notes and to repay a $3.1 million note it issued to Mobil in the Reorganization in exchange for Mobil's preferred equity interest in TREX Company, LLC. See "Use of Proceeds."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information as of April 7, 1999 regarding the beneficial ownership of Common Stock by: (i) each person or entity known by the Company to own beneficially more than 5% of the Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer;
(iv) all directors and executive officers of the Company as a group; and (v) the Selling Stockholders both before and after giving effect to their sale of 103,000 Shares. Each director and executive officer has an address in care of the Company's principal executive offices at 20 South Cameron Street, Winchester, Virginia 22601.

                            Shares Beneficially
                                   Owned                   Shares Beneficially
                             Prior to Offering    Number   Owned After Offering
                            -------------------- of Shares --------------------
Name of Beneficial Owner     Number of            Offered     Number
(1)                            Shares       %     Hereby    of Shares      %
------------------------    -------------------- --------- --------------------
Anthony J. Cavanna .......     2,137,500    22.5      --      2,137,500    15.8
Andrew U. Ferrari ........     2,137,500    22.5      --      2,137,500    15.8
Robert G. Matheny ........     2,137,500    22.5      --      2,137,500    15.8
Roger A. Wittenberg ......     2,137,500    22.5      --      2,137,500    15.8
Connecticut General Life
 Insurance Company (2)....       526,300     5.6  57,062        469,238     3.5
Life Insurance Company of
 North America (2)........       107,350     1.1  11,639         95,711       *
The Lincoln National Life
 Insurance Company (3)....       316,350     3.3  34,299        282,051     2.1
All directors and
 executive officers
 as a group (4 persons) ..     8,550,000    90.0      --      8,550,000    63.2

--------
 *  Less than 1%.
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, for purposes of this table, a person is deemed to be the beneficial owner of any shares of Common Stock if such person has or shares voting power or investment power with respect to such security, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(2) Of the shares shown, 564,949 shares are held of record by a nominee of such stockholder. Such stockholder is an indirect, wholly-owned subsidiary of CIGNA Corporation, which may be deemed to be the beneficial owner of such shares. The address of the record holder is c/o CIGNA Investments, Inc., 900 Cottage Grove Road, Hartford, Connecticut 06152.

(3) Shares are held of record by such stockholder. CIGNA Investments, Inc., an indirect, wholly-owned subsidiary of CIGNA Corporation, exercises voting and dispositive power with respect to such shares. CIGNA Corporation may be deemed to be the beneficial owner of such shares. The address of the record holder is 200 East Berry Street, Renaissance Square, Fort Wayne, Indiana 46802.

  The Company has registered the shares offered by the Selling Stockholders pursuant to their exercise of registration rights with respect to such shares. See "Certain Transactions" for a description of such registration rights and material relationships during the past three years between the Selling Stockholders and the Company.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Certificate of Incorporation and Bylaws and to the provisions of the applicable law. The Certificate of Incorporation and the Bylaws are included as exhibits to the Registration Statement of which this Prospectus forms a part.

Authorized and Outstanding Capital Stock

  The Company has authority to issue 43,000,000 shares of capital stock, consisting of 40,000,000 shares of Common Stock, par value $.01 per share, and 3,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of December 31, 1998, after giving effect to the Reorganization and the Offering, 13,500,000 shares of Common Stock (or 14,115,450 shares of Common Stock if the Over-Allotment Option is exercised in full) will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding.

Common Stock

  Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock are entitled to share ratably in the assets available for distribution after payments to the creditors and to the holders of any Preferred Stock that may be outstanding at such time. Holders of Common Stock have no preemptive rights, cumulative voting rights or rights to convert shares of Common Stock into any other securities, and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock of the Company are, and the Shares issued in the Offering will be, fully paid and nonassessable.

Preferred Stock

  The Board of Directors is authorized without further stockholder action to provide for the issuance from time to time of up to 3,000,000 shares of Preferred Stock in one or more series with such powers, designations, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions as will be set forth in the resolutions providing for the issuance of such series adopted by the Board of Directors. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable certificate of designation) and will not be subject to future assessments by the Company. Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock. In addition, the issuance of Preferred Stock, while providing the Company with financial flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. The Company currently has no intention to issue any Preferred Stock.

Anti-Takeover Effect of Certain Charter and Bylaw Provisions

  The Certificate of Incorporation and the Bylaws contain certain provisions that could make it more difficult to consummate an acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

  Classified Board of Directors. Pursuant to the Certificate of Incorporation and the Bylaws, the Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of the Board of Directors will make it more difficult for an acquiror or for other stockholders to change the composition of the Board of Directors. The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the entire Board of Directors will be not fewer than four directors nor more than 20 directors, with the authorized number of directors being fixed from time to time by the Board of Directors. In addition, the Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

  No Stockholder Action by Written Consent. The Certificate of Incorporation and Bylaws provide that, subject to the rights of any holders of Preferred Stock to act by written consent in lieu of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board of Directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

  Stockholder Advance Notice Procedure. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual or special meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons that are named in the Company's notice of meeting or that are nominated by the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Any such notice is required to set forth, among other things, specified information about the stockholder, the beneficial owner (if any) on whose behalf the nomination is made and each proposed director nominee, such other information regarding each proposed nominee as would be required to be included in a proxy statement filed pursuant to the rules and regulations of the Securities and Exchange Commission, the written consent of each proposed nominee to serve as a director of the Company if elected, and a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to solicit proxies in support of such nomination. The Stockholder Notice Procedure also provides that only such business may be conducted at an annual or special meeting as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company. Any such notice is required to set forth, among other things, a brief description of the business desired to be brought before the meeting, any material interest of the stockholder in such business, and specified information about such stockholder and such stockholder's ownership of capital stock of the Company.

Section 203 of the Delaware General Corporation Law

  The Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines "business combination" to include the following: (i) any merger or consolidation of the corporation with the interested stockholder;
(ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Director Liability and Indemnification of Directors and Officers

  The Delaware General Corporation Law provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholder derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in situations described in clauses (i) through (iv) above. The provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of director's duty of care. This provision is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing and maintaining the services of qualified individuals who are not employees of the Company.

  The Bylaws provide that the Company will, to the full extent permitted by the Delaware General Corporation Law, as amended from time to time, indemnify, and advance expenses to, each of its currently acting and former directors and officers.

Listing

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TWP" subject to notice of issuance.

Transfer Agent and Registrar

  ChaseMellon Shareholder Services, L.L.C. will serve as transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, there will be 13,500,000 shares of Common Stock outstanding. The 4,103,000 Shares offered hereby, other than up to 200,000 Reserved Shares, will be freely tradable upon completion of the Offering without restriction under the Securities Act by persons other than "affiliates" of the Company as defined in Rule 144 under the Securities Act. The remaining 9,397,000 shares of Common Stock will be deemed "restricted securities" within the meaning of Rule 144 and, as such, will not be eligible for future sale to the public unless they are sold in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption afforded by Rule 144.

  The Company, all current stockholders of the Company and the holders of Reserved Shares have entered into "lock-up" agreements with the Underwriters pursuant to which they have agreed that they will not, for a period of 180 days after the closing of the Offering, offer, sell, contract to sell, issue or otherwise dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, or which are convertible into or exchangeable or exercisable for Common Stock or securities substantially similar to the Common Stock without the prior written consent of J.C. Bradford & Co. Such consent may be granted in whole or in part without a public announcement. Such agreements have been expressly agreed to preclude such parties from engaging in any hedging or other transaction which is designed to or reasonably could be expected to lead to or result in a sale or disposition of securities during the applicable period, even if such securities would be disposed of by someone other than such party. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any such securities or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from such securities. The stockholders subject to the foregoing restrictions have advised the Company that they do not intend to request J.C. Bradford & Co. to waive such restrictions during the 180-day lock-up period. The foregoing restrictions will not apply to the following transactions by the Company, which are the only transactions during such 180-day period currently contemplated by the Company: (i) the issuance of options or other awards under the Stock Incentive Plan and options under the Outside Director Plan, as such plans are in effect on the date of this Prospectus;
(ii) the issuance of shares of Common Stock under the 1999 Employee Stock Purchase Plan as in effect on the date of this Prospectus; (iii) the issuance of up to 135,000 shares of Common Stock upon exercise of options to be granted by the Company upon the consummation of the Offering pursuant to the Stock Incentive Plan and the Outside Director Plan; and (iv) the filing of one or more registration statements on Form S-8 registering the offer and sale of Common Stock under the Stock Incentive Plan, the Outside Director Plan and the 1999 Employee Stock Purchase Plan. In addition, the lock-up restrictions will not apply to transfers of Common Stock to the Company, to certain transfers of Common Stock to family trusts or by gift, will or intestate succession, or to transfers by a Selling Stockholder to an affiliate which is a wholly-owned direct or indirect subsidiary of the corporate parent of such Selling Stockholder. As a condition to any such transfer to a family trust, by gift, will or intestate succession, or to such an affiliate of a Selling Stockholder, the transferee (or trustee or legal guardian on the transferee's behalf) will be required to execute and deliver a lock-up agreement containing the terms described in this paragraph. Upon expiration of the lock-up period, the Reserved Shares will be freely tradable by persons other than affiliates of the Company and up to 9,397,000 shares of Common Stock will be eligible for sale under Rule 144.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated), including an affiliate of the Company, who has beneficially owned "restricted securities" for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 135,000 shares of Common Stock immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain other requirements regarding the manner of sale, notice and availability of current public information about the Company. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and has not been an affiliate at any time during the 90 days prior to the sale would be entitled to sell shares of Common Stock immediately without compliance with the requirements of Rule
144. The Management Holders may be deemed to be affiliates of the Company for purposes of Rule 144. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  The Company has granted "demand" and "piggyback" registration rights with respect to the Common Stock held by the Institutional Investors. The Institutional Investors are entitled to require the Company to register the sale of their shares under the Securities Act on up to two occasions. In addition, if the Company proposes to register the Common Stock under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8), whether or not for its own account, the Institutional Investors are entitled to require the Company, subject to certain conditions, to include all or a portion of their shares in such registration. The Company has registered the shares offered hereby by the Selling Stockholders pursuant to their exercise of such piggyback registration rights. The foregoing registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. The Company is required to bear the expenses of all such registrations except for underwriting discounts and commissions. Following the consummation of the Offering, 847,000 shares of Common Stock, or 6.3% of the total number of outstanding shares of Common Stock, will be entitled to the benefits of such registration rights. See "Certain Transactions--Acquisition Transactions."

  Prior to the Offering, there has been no public market for the Common Stock. Future sales of a substantial number of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and could make it more difficult for the Company to raise funds through a public offering of its equity securities.

                                 UNDERWRITING

  Under the terms and subject to the conditions set forth in an underwriting agreement, dated April 7, 1999 (the "Underwriting Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the underwriters named below (collectively, the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below for aggregate gross proceeds to the Company of $40,000,000 and to the Selling Stockholders of $1,030,000 payable in cash against delivery of a certificate or certificates representing each share of Common Stock:

                                                                Number of Shares
        Underwriter                                             of Common Stock
        -----------                                             ----------------
        J.C. Bradford & Co. ...................................    3,853,000
        First Union Capital Markets Corp. .....................      250,000
                                                                   ---------
        Total .................................................    4,103,000
                                                                   =========

  The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the Shares is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such Shares if any are purchased. J.C. Bradford & Co., as representative of the Underwriters (the "Representative"), has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The closing of the purchase and sale of the Shares is intended to occur on or about April 13, 1999, or such other dates as may be agreed upon by the Company and the Representative.

  The Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at a price that represents a concession not in excess of $0.41 per Share under the initial public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per Share on sales to certain brokers and dealers. After the Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has granted to the Underwriters the Over-Allotment Option, exercisable for 30 days from the closing of the Offering, to purchase up to an aggregate of 615,450 additional shares of Common Stock on the same terms and conditions as apply to purchases of the Shares. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set out next to each such Underwriter's name in the table above bears to the total number of shares of Common Stock offered by the Underwriters hereunder. If the Over-Allotment Option is exercised in full, the total price to public of the Shares will be $47,184,500, the total underwriting discounts and commissions will be $3,302,915 and the total proceeds to the Company will be $42,923,685, after deducting the Underwriters' discounts and commissions but before estimated Offering expenses.

  The obligations of the Underwriters under the Underwriting Agreement may be terminated at the discretion of the respective Underwriters upon the occurrence of certain events.

  The Company, all stockholders of the Company prior to the Offering and the holders of Reserved Shares have entered into "lock-up" agreements with the Underwriters pursuant to which they have agreed that, for a period of 180 days after the closing of the Offering, subject to certain limited exceptions, they will not offer, sell, contract to sell, issue or otherwise dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, or which are convertible into or exchangeable or exercisable for Common Stock or securities substantially similar to the Common Stock without the prior written consent of J.C. Bradford & Co. Such consent may be granted in whole or in part without a public announcement. Such agreements have been expressly agreed to preclude such parties from engaging in any hedging or other transaction which is designed to or reasonably could be expected to lead to or result in a sale or disposition of such securities during the applicable period, even if such securities would be disposed of by someone other than such party. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any such securities or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from such securities. See "Shares Eligible for Future Sale."

  At the request of the Company, up to 200,000 Shares have been reserved for sale in the Offering to certain individuals, including directors, executive officers and employees of the Company, members of their families or friends, and other persons having business relationships with the Company. The sale of the Reserved Shares to such persons will be at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The number of Shares available for sale to the general public will be reduced to the extent these persons purchase the Reserved Shares. Any Reserved Shares not purchased will be offered by the Underwriters to the general public on the same basis as the other Shares offered hereby.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities that the Underwriters may incur in connection with the sale of the Shares, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Shares has been determined by negotiations among the Company, the Selling Stockholders and the Representative. Among the factors that were considered in determining the initial public offering price of the Shares, in addition to prevailing market conditions, are the Company's historical performance, the Underwriters' estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the foregoing factors in relation to market valuation of companies in related businesses.

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TWP" subject to notice of issuance.

  In connection with the Offering, the Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Shares. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Shares for the purpose of stabilizing their market price. The Underwriters also may create a short position for their accounts by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase shares of Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from a dealer participating in the Offering, for the account of the Underwriters, the selling concession with respect to Shares that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if such transactions are undertaken, they may be discontinued at any time.

  The Company has agreed to pay to TriCapital Corporation, a member of the National Association of Securities Dealers, Inc. ("TriCapital"), in exchange for certain financial advisory services provided to the Company in connection with the Offering, a fee of $250,000 upon the consummation of the Offering. To the date of this Prospectus, the Company has paid TriCapital an aggregate of $84,370, which will be offset against the amounts payable by the Company upon the consummation of the Offering. The Company also has agreed to reimburse TriCapital for all its out-of-pocket expenses incurred in connection with its performance of such services.

                                 LEGAL MATTERS

  The validity of the Shares will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain matters in connection with the Offering will be passed upon for the Underwriters by McDermott, Will & Emery, New York, New York.

                                    EXPERTS

  The balance sheet of Trex Company, Inc. as of December 31, 1998, appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent public accountants, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of TREX Company, LLC as of December 31, 1997 and 1998, for the period from August 29, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent public accountants, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of the Composite Products Division of Mobil Oil Corporation (the Predecessor) for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent public accountants, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each statement made in this Prospectus relating to such document being qualified in all respects by such reference. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates and, in certain cases, by accessing the Commission's World Wide Web site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
Trex Company, Inc.
Report of Independent Auditors............................................   F-2
Balance Sheet as of December 31, 1998.....................................   F-3
Notes to Balance Sheet....................................................   F-4
TREX Company, LLC
Report of Independent Auditors............................................   F-5
Balance Sheets as of December 31, 1997 and 1998...........................   F-6
Statements of Operations for the period from July 1, 1996 (inception) to
 December 31, 1996 and for the years ended December 31, 1997 and 1998.....   F-7
Statements of Members' Equity for the period from July 1, 1996 (inception)
 to December 31, 1996 and for the years ended December 31, 1997 and
 1998.....................................................................   F-8
Statements of Cash Flows for the period from July 1, 1996 (inception) to
 December 31, 1996 and for the years ended December 31, 1997 and 1998.....   F-9
Notes to Financial Statements.............................................  F-10
Mobil Composite Products Division of Mobil Oil Corporation
 (The Predecessor)
Report of Independent Auditors............................................  F-19
Statements of Divisional Operations and Divisional Operating Equity
 Deficit for the year ended December 31, 1995 and the period from January
 1, 1996 to August 28, 1996...............................................  F-20
Statements of Cash Flows for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996...........................  F-21
Notes to Financial Statements.............................................  F-22

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Trex Company, Inc.

We have audited the accompanying balance sheet of Trex Company, Inc. (the "Company") as of December 31, 1998. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Trex Company, Inc. at December 31, 1998 in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP

Vienna, Virginia,

January 27, 1999 (except for the first paragraph of Note 1,

as to which the date is March 22, 1999)

                               TREX COMPANY, INC.

                                 Balance Sheet

                               December 31, 1998

Assets

 Cash.................................................................... $1,000
                                                                          ------
Total assets............................................................. $1,000
                                                                          ======

Stockholder's Equity

 Preferred stock, $0.01 par value, 3,000,000 shares authorized, none issued and outstanding............................................... $  --
 Common stock, $0.01 par value, 40,000,000 shares authorized, 100 shares
   issued and outstanding...............................................      1
 Additional paid-in capital.............................................    999
 Retained earnings......................................................     --
                                                                         ------
Total stockholder's equity.............................................. $1,000
                                                                         ======

See accompanying notes to balance sheet.

                               TREX COMPANY, INC

                            Notes to Balance Sheet

                               December 31, 1998

1. BUSINESS AND ORGANIZATION

  Trex Company, Inc. (the "Company"), a Delaware corporation, was incorporated on September 4, 1998, for the purpose of acquiring 100% of the membership interests and operating the business of TREX Company LLC, in conjunction with a proposed initial public offering ("IPO") of the Company's Common Stock. The Company is a wholly owned subsidiary of TREX Company, LLC. On March 22, 1999, the Company amended its certificate of incorporation to increase its authorized capital to 40,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock. All references in the accompanying balance sheet have been restated to reflect the increase in the Company's authorized capital.

  Prior to the Company's proposed IPO, the junior membership interests in TREX Company, LLC will be exchanged for shares of Common Stock of the Company and the preferred membership interest in TREX Company, LLC will be exchanged for a note of the Company (the "Reorganization"). Subsequent to such transactions, TREX Company, LLC will be a wholly owned subsidiary of the Company. In conjunction with the Reorganization, TREX Company, LLC will (1) pay a cash distribution to its members representing undistributed TREX Company, LLC taxable earnings and a return of capital and (2) recognize a deferred income tax liability resulting from the conversion of TREX Company, LLC to a C corporation.

  The net proceeds from the proposed IPO are planned to be used primarily to reduce outstanding indebtedness, fund a portion of the cash distribution to its members and provide funds for expansion of operations, working capital needs and other general corporate purposes.

  The Company has had no operations or activity since inception on September 4, 1998 through December 31, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash And Cash Equivalents

  Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

Income Taxes

  Income taxes are accounted for using the liability method required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

Fair Value Of Financial Statements

  The Company considers the recorded value of its financial assets consisting of cash and cash equivalents to approximate the fair value of the respective assets at December 31, 1998.

                        REPORT OF INDEPENDENT AUDITORS

Board of Managers
TREX Company, LLC

We have audited the accompanying balance sheets of TREX Company, LLC (the "Company") as of December 31, 1997 and 1998, and the related statements of operations, members' equity, and cash flows for the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TREX Company, LLC at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP

Vienna, Virginia,

January 21, 1999 (except for Note 11, as to which the

date is April 7, 1999, and Note 12, as to which the date

is February 8, 1999)

                               TREX COMPANY, LLC

                                 Balance Sheets

                                                                   Pro Forma
                                              December 31,        December 31,
                                            1997        1998     1998 (Note 11)
                                         ----------- ----------- --------------
ASSETS
Current Assets:
  Cash and cash equivalents............. $ 2,000,000 $ 1,200,000  $   200,000
  Trade accounts receivable.............   1,011,000      34,000       34,000
  Inventories...........................   4,475,000   6,007,000    6,007,000
  Prepaid expenses and other assets.....     115,000     673,000      673,000
                                         ----------- -----------  -----------
Total current assets....................   7,601,000   7,914,000    6,914,000
                                         ----------- -----------  -----------

Property, plant and equipment, net......  19,213,000  33,886,000   33,886,000
Intangible assets, net..................  10,132,000   9,298,000    9,298,000
Deferred financing charges, net.........     283,000     233,000      233,000
                                         ----------- -----------  -----------
Total Assets............................ $37,229,000 $51,331,000  $50,331,000
                                         =========== ===========  ===========

LIABILITIES AND MEMBERS'/STOCKHOLDERS'
 EQUITY
Current Liabilities:
  Trade accounts payable................ $ 1,481,000 $ 2,577,000  $ 2,577,000
  Accrued expenses......................     799,000   1,086,000    1,086,000
  Other current liabilities.............   1,165,000   1,314,000    1,314,000
  Distributions payable.................         --          --     7,644,000
  Current portion of long-term debt ....         --    6,109,000    6,109,000
                                         ----------- -----------  -----------
Total current liabilities...............   3,445,000  11,086,000   18,730,000
Long term debt..........................  26,250,000  26,954,000   26,954,000
                                         ----------- -----------  -----------
Total liabilities.......................  29,695,000  38,040,000   45,684,000
                                         ----------- -----------  -----------

Members'/Stockholders' Equity:
  Preferred units, 1,000 units
   authorized, issued and outstanding...   3,000,000   3,000,000
  Junior units, 4,000 units authorized,
   issued and outstanding...............   2,350,000   2,350,000
  Preferred Stock, $0.01 par value,
   3,000,000 shares authorized;
   none issued and outstanding, pro
   forma................................
  Common Stock, $0.01 par value,
   40,000,000 shares authorized;
   9,500,000 shares issued and
   outstanding, pro forma...............                               95,000
  Undistributed income/retained
   earnings, pro forma .................   2,184,000   7,941,000    4,552,000
                                         ----------- -----------  -----------
Total members'/stockholders' equity ....   7,534,000  13,291,000    4,647,000
                                         ----------- -----------  -----------
Total Liabilities and
 Members'/Stockholders' Equity.......... $37,229,000 $51,331,000  $50,331,000
                                         =========== ===========  ===========

See accompanying notes to financial statements.

                               TREX COMPANY, LLC

                            Statements of Operations

                                        Period from
                                        July 1, 1996
                                       (Inception) to Year Ended December 31,
                                        December 31,  ------------------------
                                            1996         1997         1998
                                       -------------- -----------  -----------
Net sales.............................  $ 5,708,000   $34,137,000  $46,818,000
Cost of sales.........................    3,481,000    16,774,000   22,956,000
                                        -----------   -----------  -----------
Gross profit..........................    2,227,000    17,363,000   23,862,000
Selling, general, and administrative
 expenses.............................    2,558,000     8,992,000   12,878,000
                                        -----------   -----------  -----------
(Loss) income from operations.........     (331,000)    8,371,000   10,984,000
Interest income.......................       91,000       150,000      411,000
Interest (expense)....................   (1,025,000)   (2,927,000)  (2,937,000)
                                        -----------   -----------  -----------
Net (loss) income.....................  $(1,265,000)  $ 5,594,000  $ 8,458,000
                                        ===========   ===========  ===========
Basic earnings per junior unit .......  $   (350.00)  $  1,297.25  $  2,013.25
                                        ===========   ===========  ===========
Weighted average junior units
 outstanding..........................        4,000         4,000        4,000
                                        ===========   ===========  ===========
Pro Forma Data (unaudited, see Note
 11):
  Historical net income...............                             $ 8,458,000
  Pro forma income taxes..............                              (3,383,000)
                                                                   -----------
  Pro forma net income................                             $ 5,075,000
                                                                   ===========
  Pro forma income per share, basic...                             $      0.53
                                                                   ===========
  Pro forma weighted average shares
   outstanding........................                               9,500,000
                                                                   ===========

See accompanying notes to financial statements.

                               TREX COMPANY, LLC

                         Statements of Members' Equity

       For the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998

                              Preferred    Junior   Undistributed
                                Units      Units    Income (Loss)    Total
                              ---------- ---------- ------------- -----------
Balance, July 1, 1996
 (Inception)................. $      --  $      --   $       --   $       --
Proceeds from issuance of
 units.......................  3,000,000  2,350,000          --     5,350,000
Net loss.....................        --         --    (1,265,000)  (1,265,000)
Distributions declared.......        --         --      (135,000)    (135,000)
                              ---------- ----------  -----------  -----------
Balance, December 31, 1996...  3,000,000  2,350,000   (1,400,000)   3,950,000
Net income...................        --         --     5,594,000    5,594,000
Distributions declared.......        --         --      (405,000)    (405,000)
Tax distributions............        --         --    (1,605,000)  (1,605,000)
                              ---------- ----------  -----------  -----------
Balance, December 31, 1997...  3,000,000  2,350,000    2,184,000    7,534,000
Net income...................        --         --     8,458,000    8,458,000
Distributions declared.......        --         --      (405,000)    (405,000)
Tax distributions............        --         --    (2,296,000)  (2,296,000)
                              ---------- ----------  -----------  -----------
Balance, December 31, 1998... $3,000,000 $2,350,000  $ 7,941,000  $13,291,000
                              ========== ==========  ===========  ===========

See accompanying notes to financial statements.

                               TREX COMPANY, LLC

                            Statements of Cash Flows

                                      Period from
                                      July 1, 1996
                                      (Inception)
                                           to
                                      December 31,  Year ended December 31,
                                          1996         1997          1998
                                      ------------  -----------  ------------
OPERATING ACTIVITIES
Net (loss) income.................... $ (1,265,000) $ 5,594,000  $  8,458,000
Adjustments to reconcile net income
 to net cash (used in) provided by
 operating activities
  Depreciation and amortization......      858,000    2,642,000     3,114,000
  Amortization of deferred financing
   charges...........................       17,000       50,000        50,000
  Loss on disposal of property, plant
   and equipment.....................      148,000      161,000       187,000
  Changes in operating assets and
   liabilities
    Trade accounts receivable........      646,000     (485,000)      977,000
    Inventories......................   (2,332,000)  (1,569,000)   (1,532,000)
    Prepaid expenses and other
     assets..........................     (115,000)      44,000      (558,000)
    Trade accounts payable...........      280,000      (62,000)    1,096,000
    Accrued expenses.................      426,000      197,000       287,000
    Other current liabilities........    1,014,000      (51,000)      149,000
    Distributions payable............      101,000          --            --
                                      ------------  -----------  ------------
Net cash (used in) provided by
 operating activities................     (222,000)   6,521,000    12,228,000
                                      ------------  -----------  ------------
INVESTING ACTIVITIES
Purchase of net assets...............  (29,191,000)         --            --
Expenditures for property, plant and
 equipment...........................   (1,062,000)  (3,252,000)  (17,140,000)
                                      ------------  -----------  ------------
Net cash used in investing
 activities..........................  (30,253,000)  (3,252,000)  (17,140,000)
                                      ------------  -----------  ------------
FINANCING ACTIVITIES
Borrowings under mortgages and
 notes...............................   28,900,000          --      6,886,000
Proceeds from issuance of preferred
 units...............................    3,000,000          --            --
Proceeds from issuance of junior
 units...............................    2,350,000          --            --
Principal payments under mortgages
 and notes...........................          --    (3,000,000)      (73,000)
Preferred distributions paid.........      (34,000)    (405,000)     (405,000)
Tax distributions paid...............          --    (1,605,000)   (2,296,000)
                                      ------------  -----------  ------------
Net cash provided by (used in)
 financing activities................   34,216,000   (5,010,000)    4,112,000
                                      ------------  -----------  ------------
Net increase (decrease) in cash and
 cash equivalents....................    3,741,000   (1,741,000)     (800,000)
Cash and cash equivalents at
 beginning of period.................          --     3,741,000     2,000,000
                                      ------------  -----------  ------------
Cash and cash equivalents at end of
 period.............................. $  3,741,000  $ 2,000,000  $  1,200,000
                                      ============  ===========  ============

See accompanying notes to financial statements.

                               TREX COMPANY, LLC

                         Notes to Financial Statements

 For the period from July 1, 1996 (Inception) to December 31, 1996 and for the
                    years ended December 31, 1997 and 1998

1. BUSINESS AND ORGANIZATION

TREX Company, LLC ("Trex" or the "Company") manufactures and distributes wood polymer (thermo-plastic) composite products primarily for consumer and commercial decking applications. Trex lumber is manufactured primarily from reclaimed plastic (mainly shopping bags and stretch film) and hardwood waste.

Organization

Trex is a limited liability company formed under the laws of the State of Delaware on July 1, 1996 (Inception). The Company initiated commercial activity on August 29, 1996.

On August 29, 1996, Trex acquired substantially all of the assets and assumed certain liabilities of Mobil Oil Corporation's Composite Products Division ("CPD"). The Company acquired these net assets for cash of approximately $29 million. The acquisition was accounted for using the purchase accounting method.

Reorganization

On September 4, 1998 the Company formed a wholly owned subsidiary, Trex Company, Inc., for the purpose of acquiring 100% of the membership interests and operating the business of the Company in conjunction with the subsidiary's proposed initial public offering of common stock (the "IPO"). The Company will account for the reorganization as an exchange of shares between entities under common control at historical cost in a manner similar to a pooling of interests. As of December 31, 1998, the Company had capitalized its subsidiary with an initial capital contribution of $1,000 and the subsidiary had no other assets or operations as of that date or for the inception period then ended. The Company has reflected its investment in its subsidiary as a component of other assets as of December 31, 1998.

In connection with the anticipated IPO, which is expected to be consummated in the first quarter of 1999, the Company will complete certain transactions related thereto prior to the consummation of the IPO. See Note 12 for details of these transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost (last-in, first-out) or market value.

                               TREX COMPANY, LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long Lived Assets

  Property, Plant and Equipment

  Property, plant and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is provided using the straight line method over the following estimated useful lives:

      Machinery and equipment.......................................... 11 years
      Furniture and equipment.......................................... 10 years
      Forklifts and tractors...........................................  5 years
      Data processing equipment........................................  5 years

  Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

  Intangible Assets

  Intangible assets consist of goodwill representing the excess of cost over net assets acquired and organizational costs resulting from the purchase of CPD. Goodwill and organizational costs are amortized using the straight line method over periods of 15 and 5 years, respectively.

 The Company assesses the impairment of long-lived assets including intangible assets in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires impairment losses to be recognized for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amounts. Intangibles are also evaluated for recoverability by estimating the projected undiscounted cash flows, excluding interest, of the related business activities. The impairment loss of these assets, including goodwill, is measured by comparing the carrying amount of the asset to its fair value with any excess of carrying value over fair value written off. Fair value is based on market prices where available, an estimate of market value, or various valuation techniques including discounted cash flow.

Revenue Recognition

The Company recognizes revenue at the point of sale, which is at the time of shipment to the customer from the warehouse.

Deferred Financing Charges

Deferred financing charges represent the unamortized portion of the discount upon the issuance of the subordinated and senior notes (See Note 5). These are amortized as interest expense using the effective interest method.

                               TREX COMPANY, LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a partnership for income tax purposes. Accordingly, no provision for income taxes has been included in these financial statements, as taxable income or loss passes through to, and is reported by, members individually.

Research and Development Costs

Research and development costs are expensed as incurred. For the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, research and development costs were approximately $357,000, $909,000 and $946,000, respectively.

Advertising Costs

Advertising costs are expensed as incurred. For the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, advertising costs were approximately $461,000, $2,103,000 and $3,168,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Statements

The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and other current liabilities, and long term debt to approximate the fair value of the respective assets and liabilities at December 31, 1997 and 1998.

Recent Pronouncements

The Company has determined that no recent FASB accounting pronouncements will have a material impact on the Company's financial position or results of operations.

3. INVENTORIES

Inventories consist of the following as of December 31:

                                                              1997       1998
                                                           ---------- ----------
      Finished Goods...................................... $4,026,000 $4,847,000
      Raw Materials.......................................    449,000  1,160,000
                                                           ---------- ----------
                                                           $4,475,000 $6,007,000
                                                           ========== ==========

                               TREX COMPANY, LLC

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31:

                                                          1997         1998
                                                       -----------  -----------
   Building and improvements.......................... $ 1,659,000  $ 5,436,000
   Machinery and equipment............................  19,040,000   27,222,000
   Furniture and equipment............................      36,000       95,000
   Forklifts and tractors.............................     131,000      131,000
   Data processing equipment..........................     187,000      355,000
   Construction in process............................     521,000    1,851,000
   Land...............................................         --     3,437,000
                                                       -----------  -----------
                                                        21,574,000   38,527,000
   Accumulated depreciation...........................  (2,361,000)  (4,641,000)
                                                       -----------  -----------
                                                       $19,213,000  $33,886,000
                                                       ===========  ===========

Depreciation expense for the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998 totaled $579,000, $1,808,000 and $2,280,000, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31:

                                                          1997         1998
                                                       -----------  -----------
   Goodwill........................................... $10,609,000  $10,609,000
   Organization costs.................................     636,000      636,000
                                                       -----------  -----------
                                                        11,245,000   11,245,000
   Accumulated amortization...........................  (1,113,000)  (1,947,000)
                                                       -----------  -----------
                                                       $10,132,000  $ 9,298,000
                                                       ===========  ===========

Amortization expense for the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998 totaled $279,000, $834,000 and $834,000, respectively.

6. DEBT

The Company maintains an agreement with a bank to provide a $6,000,000 line of credit for working capital purposes, secured by substantially all of the Company's accounts receivable and inventories. The line of credit accrues interest at LIBOR plus 200 basis points and matures on April 10, 1999. There were no amounts outstanding at December 31, 1997 or 1998.

During the year ended December 31, 1998, the Company borrowed $4,815,000 under two mortgages to fund, in part, the acquisition of a new manufacturing facility and research development facility. The mortgages provide for monthly amortization of principal and interest over a 15-year amortization schedule, with all remaining principal due ten years from the mortgage dates. The mortgages have floating rates of LIBOR plus 100 basis points, and the Company entered into interest rate swap agreements, as discussed below, at the notional amounts of the amortizing principal balances, that effectively fix the interest rates paid by the Company at 7.12% and 6.80%, respectively. During the year ended December 31, 1998, the Company borrowed $2,071,000 under a promissory note. The note bears interest at 7.5%, payable monthly, with the entire principal amount due September 5, 1999.

                               TREX COMPANY, LLC

6. DEBT (continued)

Debt consists of the following as of December 31:

                                                           1997        1998
                                                        ----------- -----------
   Senior Notes, due August 30, 2003, 10%.............. $21,250,000 $21,250,000
   Subordinated Notes, due August 30, 2004, 12%........   5,000,000   5,000,000
   Mortgage, due September 16, 2008, 7.12%.............         --    3,710,000
   Mortgage, due November 28, 2008, 6.8%...............         --    1,032,000
   Promissory Note, due September 5, 1999, 7.5%........         --    2,071,000
                                                        ----------- -----------
                                                         26,250,000  33,063,000
   Less current portion................................         --   (6,109,000)
                                                        ----------- -----------
   Long-term debt...................................... $26,250,000 $26,954,000
                                                        =========== ===========

Maturities of debt are as follows:

      Years ending December 31,
        1999....................................................... $ 6,109,000
        2000.......................................................   4,052,000
        2001.......................................................   5,317,000
        2002.......................................................   5,333,000
        2003.......................................................   7,350,000
        Thereafter.................................................   4,902,000
                                                                    -----------
                                                                    $33,063,000
                                                                    ===========

The Senior and Subordinated Notes are secured by substantially all of the assets of the Company, with the Senior Notes holding liquidation preferences, and are held by the Company's Class B Members. The mortgages and promissory notes are secured by the Company's various real estate holdings and are held by various financial institutions.

The Company made interest payments in the amount of approximately $1,025,000, $2,975,000 and $2,875,000 for the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively.

During 1998, the Company entered into interest-rate swap agreements to eliminate the impact of increases and decreases in interest rates on its floating-rate mortgages. At December 31, 1998, the Company had two interest-rate swap agreements outstanding. The agreements effectively entitle the Company to receive from (pay to) the bank the amount, if any, by which the Company's interest payments on its $3,780,000 and $1,035,000 floating-rate mortgages due in June 2008 and November 2008 exceed (fall below) 7.12 and 6.80 percent, respectively. The Company has not incurred a premium or other fee for these interest-rate swap agreements. Payments received (made) as a result of the agreements are accrued as a reduction of (increase to) interest expense on the floating-rate mortgage debt. The notional amounts of these agreements correspond to the outstanding balances of the mortgage debt.

The Company is exposed to credit loss in the event of nonperformance by the counter-party on interest-rate swap agreements but the Company does not anticipate nonperformance by the counter-party. The amount of such exposure is generally the unrealized gains in such agreements.

                               TREX COMPANY, LLC

7. MEMBERS' EQUITY

Trex was initially capitalized by the sale of 3,000 Class A units for $2,000,000 and 1,000 Class B units for $350,000. The Class A and Class B units are collectively known as junior units. In conjunction with the acquisition of substantially all of the assets and assumption of certain liabilities of CPD, the Company issued Mobil Oil Corporation 1,000 preferred units in exchange for $3,000,000.

Class A members have the right to elect the members of the Company's Board of Managers, which carries on the day-to-day business of the Company. Major decisions of the Company, such as those outside the ordinary course of business, require the approval of both Class A and Class B members. Class B units are convertible pro-rata into Class A units.

The preferred units are non-transferable and have limited voting rights as defined in the Limited Liability Company Agreement. Preferred units are entitled to a preferred annual return, which is cumulative and payable under the terms of the Limited Liability Company Agreement. The Company has the right to redeem the preferred units upon 30 days prior notice at the original issuance costs plus any accumulated preferred returns at the time of redemption.

Cash distributions to members shall be distributed upon approval of the Board of Managers and are limited under the terms of the Limited Liability Company Agreement. Members' liabilities are limited to their respective capital contributions.

The Company is party to a unitholders agreement that provides for certain additional rights such as registration, approval of certain transactions and other rights as defined in the agreement.

The following table sets forth the computation of basic earnings per junior unit:

                                        Period from
                                        July 1, 1996
                                       (Inception) to Year Ended December 31,
                                        December 31,  ------------------------
                                            1996         1997         1998
                                       -------------- -----------  -----------
Numerator:
 Net (loss) income....................  $(1,265,000)  $ 5,594,000  $ 8,458,000
 Preferred dividends..................     (135,000)     (405,000)    (405,000)
                                        -----------   -----------  -----------
 Net (loss) income available to junior
  unitholders.........................  $(1,400,000)  $ 5,189,000  $ 8,053,000
                                        ===========   ===========  ===========
Denominator:
 Denominator for basic earnings per
  junior unit-weighted average units
  outstanding.........................        4,000         4,000        4,000
                                        ===========   ===========  ===========
Basic earnings per junior unit .......  $   (350.00)  $  1,297.25  $  2,013.25
                                        ===========   ===========  ===========

The basic earnings per junior unit amounts shown above have not been adjusted to reflect (i) the reorganization (see Notes 1 and 12), (ii) the issuance of 9,500,000 shares of Trex Company, Inc. common stock in exchange for the junior units in the Company or (iii) the effect of federal and state income taxes, since the Company was not subject to income taxes for the periods presented. Fully diluted earnings per junior unit is the same as basic earnings per junior unit, and, therefore, is not separately presented.

                               TREX COMPANY, LLC

8. LEASES

The Company leases office space, storage warehouses and certain office and plant equipment under various operating leases. Minimum annual payments under these non-cancelable leases as of December 31, 1998 were as follows :

      Year ending December 31,
      ------------------------
        1999........................................................... $378,000
        2000...........................................................  221,000
        2001...........................................................  119,000
        2002...........................................................   65,000
        2003...........................................................   47,000
                                                                        --------
        Thereafter..................................................... $830,000
                                                                        ========

For the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, the Company had rental expenses of approximately $257,000, $1,020,000 and $1,024,000, respectively, including the rental of the Company's plant which was purchased during 1998.

9. FRINGE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan and a Money Purchase Pension Plan for the benefit of all employees who meet certain eligibility requirements. The plan documents provide for the Company to make defined contributions as well as matching and other discretionary contributions, as determined by the Board of Managers. The Company contributed $15,000, $85,000 and $120,000 to the 401(k) Profit Sharing Plan and $0, $50,000 and $192,000 to the Money Purchase Pension Plan during the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively.

10. OTHER INFORMATION

The Company is from time to time party to litigation arising in the ordinary course of its business. The Company believes that such litigation will not have a material impact on the Company's financial position or results from operations.

During 1998, the Company entered into a take-or-pay contract to secure an ongoing source of raw materials at competitive, market prices. The contract requires the Company to take or pay for raw materials in the amount of $3,300,000 annually for a period of nine years, commencing upon the counter-party's completion of its production facility. No raw materials have been supplied under this agreement.

Approximately 66%, 68% and 74% of the Company's sales for the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively, were from its five largest customers. Approximately 25%, 24% and 22% of the Company's raw materials for the period from July 1, 1996 (Inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively, were purchased from four suppliers.

                               TREX COMPANY, LLC

11. PRO FORMA DATA (Unaudited)

The unaudited pro forma balance sheet gives effect to the reorganization (see Notes 1 and 12) as if the reorganization had occurred on December 31, 1998 and reflects (i) the issuance of a $3.1 million note by Trex Company, Inc. in exchange for the preferred units in the Company, (ii) the distribution of previously taxed earnings of the Company of approximately $3,294,000 and a return of capital totaling $2,350,000 and (iii) the issuance of 9,500,000 shares of Trex Company, Inc. common stock in exchange for the junior units in the Company. The unaudited pro forma balance sheet excludes the effects of (i) the recognition of a net deferred tax liability totaling approximately $2,400,000 that would have been recognized if the conversion from a limited liability company to a corporation taxed in accordance with Subchapter C of the Internal Revenue Code (a "C corporation") had occurred on December 31, 1998, and (ii) certain transactions which will occur upon consummation of the IPO (see Note 12).

The pro forma statement of operations data give effect to the reorganization as if the reorganization had occurred on January 1, 1998. The pro forma net income taxes and pro forma net income reflect federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the year ended December 31, 1998. Pro forma weighted average shares outstanding reflect 9,500,000 shares outstanding, which assumes that the shares resulting from the reorganization were outstanding for the year ended December 31, 1998 (See Note 12). Fully diluted income per share is the same as basic income per share, and, therefore, is not separately presented.

The following table sets forth the computation of basic earnings per common share on a supplemental pro forma basis:

                                                                    Year Ended
                                                                   December 31,
                                                                       1998
                                                                   ------------
Numerator:
  Net income......................................................  $8,458,000
  Reduction in interest expense, net .............................   2,351,000
  Pro forma income tax provision..................................  (4,324,000)
                                                                    ==========
  Supplemental pro forma net income available to common
   shareholders...................................................  $6,485,000
                                                                    ==========
Denominator:
  Denominator for pro forma basic earnings per common share-
   weighted average shares outstanding............................  13,500,000
                                                                    ==========
  Supplemental pro forma basic earnings per common share .........  $     0.48
                                                                    ==========

The above supplemental pro forma basic earnings per common share amounts have been adjusted to reflect the reorganization (see Notes 1 and 12) as if the reorganization had occurred on January 1, 1998. The supplemental pro forma reduction in interest expense gives effect to the repayment of the Senior and Subordinated Notes, and related debt issuance and discount amortization, from the net proceeds of the IPO (see Note 12) as if such repayment had been made as of January 1, 1998. The supplemental pro forma income tax provision reflects federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation as of January 1, 1998. Supplemental pro forma net income available to common shareholders assumes the preferred units were exchanged as of January 1, 1998. Supplemental pro forma weighted average shares outstanding assumes that the shares resulting from the reorganization and the consummation of the IPO were outstanding for the entire period. Supplemental pro forma fully diluted earnings per share is the same as supplemental pro forma basic earnings per share, and therefore, is not separately presented.

                               TREX COMPANY, LLC

12. SUBSEQUENT EVENTS

The Company will complete certain transactions prior to the consummation of the IPO by its wholly owned subsidiary at December 31, 1998, Trex Company, Inc. Prior to the IPO, the junior unitholders of the Company will contribute their membership interests in the Company to Trex Company, Inc. in exchange for common stock of Trex Company, Inc. (the "Exchange Transaction"). Concurrently with such exchange, the preferred unitholder will exchange its preferred interest in the Company for a $3.1 million note of Trex Company, Inc. payable upon the consummation of the Offering. As a result of such exchanges, the Company will become a wholly owned subsidiary of Trex Company, Inc. The Company will account for the reorganization as an exchange of shares between entities under common control at historical cost in a manner similar to a pooling of interests. After the reorganization, the ownership percentage of each Trex Company, Inc. common stockholder will be the same as its ownership percentage in the junior units of the Company.

In connection with the Exchange Transaction, the Company will make a special cash distribution to its junior unitholders. If it had been made as of December 31, 1998, the distribution would have totaled approximately $5,644,000 and consisted of approximately $3,294,000 attributable to previously recognized and undistributed income of the Company and approximately $2,350,000 attributable to a return of capital at December 31, 1998. The actual distribution is subject to change based on the actual taxable income of the Company during 1999 through the date of the Exchange Transaction. In addition, a deferred income tax liability, estimated to be approximately $2,357,000 at December 31, 1998, will be recognized as a result of the conversion from a limited liability company to a C corporation.

Immediately prior to the Exchange Transaction, the Company will exercise an option to repurchase approximately 667 junior units from certain unitholders at a price of $.01 per unit. The terms of this option are set forth in an agreement which the Company and the junior unitholders entered into in connection with the CPD acquisition. The Company's equity has not been retroactively restated for the proposed reorganization.

The net proceeds from the proposed IPO are planned to be used primarily to reduce outstanding indebtedness, fund a portion of the LLC distributions and provide funds for expansion of operations, working capital needs, and other general corporate purposes.

                        REPORT OF INDEPENDENT AUDITORS

Board of Managers
TREX Company, LLC

We have audited the related statements of divisional operations and divisional operating equity deficit and cash flows of Mobil Composite Products Division of Mobil Oil Corporation for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Mobil Composite Products Division for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP

Vienna, Virginia
June 24, 1998

                      MOBIL COMPOSITE PRODUCTS DIVISION OF
                    MOBIL OIL CORPORATION (THE PREDECESSOR)

                    Statements of Divisional Operations and
                      Divisional Operating Equity Deficit

                                                                  Period from
                                                   Year ended   January 1, 1996
                                                  December 31,   to August 28,
                                                      1995           1996
                                                  ------------  ---------------
Net sales........................................ $ 19,635,000   $ 18,071,000
Cost of sales....................................   10,269,000      9,188,000
                                                  ------------   ------------
Gross profit.....................................    9,366,000      8,883,000
Selling, general, and administrative expenses....    6,943,000      5,508,000
                                                  ------------   ------------
Net income....................................... $  2,423,000   $  3,375,000
Divisional operating equity deficit--beginning... $(29,121,000)  $(26,698,000)
                                                  ------------   ------------
Divisional operating equity deficit--ending...... $(26,698,000)  $(23,323,000)
                                                  ============   ============
Pro forma net income (Note 6):
   Net income (historical)....................... $  2,423,000   $  3,375,000
   Pro forma tax provision (unaudited)...........      969,000      1,350,000
                                                  ------------   ------------
   Pro forma net income (unaudited).............. $  1,454,000   $  2,025,000
                                                  ============   ============

  See accompanying notes to financial statements.

                      MOBIL COMPOSITE PRODUCTS DIVISION OF
                    MOBIL OIL CORPORATION (THE PREDECESSOR)

                            Statements of Cash Flows

                                                                    Period from
                                                                    January 1,
                                                        Year ended    1996 to
                                                       December 31, August 28,
                                                           1995        1996
                                                       ------------ -----------
OPERATING ACTIVITIES
Net income...........................................   $2,423,000  $3,375,000
Adjustments to reconcile net income to net cash
 provided by operating activities
 Depreciation and amortization.......................    1,328,000   1,117,000
 Loss on disposal of property, plant and equipment...      209,000          --
 Changes in operating assets and liabilities
  Trade accounts receivable..........................     (101,000)   (582,000)
  Inventories........................................    1,306,000    (170,000)
  Prepaid expenses and other assets..................           --     (44,000)
  Trade accounts payable.............................     (225,000)     12,000
  Accrued expenses...................................      (17,000)   (107,000)
  Other liabilities..................................      (82,000)   (753,000)
                                                        ----------  ----------
Net cash provided by operating activities............    4,841,000   2,848,000
                                                        ----------  ----------
INVESTING ACTIVITIES
Expenditures for property, plant and equipment.......   (3,842,000) (3,708,000)
                                                        ----------  ----------
Net cash used in investing activities................   (3,842,000) (3,708,000)
                                                        ----------  ----------
FINANCING ACTIVITIES
Intercompany financing, net..........................   (1,009,000)    860,000
                                                        ----------  ----------
Net cash provided by (used in) financing activities..   (1,009,000)    860,000
                                                        ----------  ----------
Net decrease in cash and cash equivalents............      (10,000)         --
Cash and cash equivalents at beginning of year.......       10,000          --
                                                        ----------  ----------
Cash and cash equivalents at end of year.............   $       --  $       --
                                                        ==========  ==========

  See accompanying notes to financial statements.

                     MOBIL COMPOSITE PRODUCTS DIVISION OF
                    MOBIL OIL CORPORATION (THE PREDECESSOR)

                         Notes to Financial Statements

           For the year ended December 31, 1995 and the period from
                      January 1, 1996 to August 28, 1996

1. BUSINESS AND ORGANIZATION

Mobil Composite Products Division, (the "Predecessor" or the "Division") manufactures and distributes wood polymer (thermo-plastic) composite products primarily for consumer and commercial decking applications. The Division is operated by Mobil Chemical Company, a subsidiary of Mobil Oil Corporation (the "Parent"). The Division markets its products throughout North America.

On August 29, 1996, TREX Company, LLC ("Trex") acquired substantially all of the assets and assumed certain of the liabilities of the Division. Trex acquired these net assets for cash of approximately $29 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost (last-in, first-out) or market value.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

Depreciation is provided using the straight line method over the following estimated useful lives:

     Machinery and equipment............................... 11 years
     Furniture and equipment............................... 10 years
     Forklifts and tractors................................. 5 years
     Data processing equipment.............................. 5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the asset.

Depreciation expense for the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996 totaled $1,141,000 and $992,000, respectively.

Intangible Asset

The intangible asset consists of a non-compete agreement which is amortized using the straight line method over a period of 7 years.

                     MOBIL COMPOSITE PRODUCTS DIVISION OF
                    MOBIL OIL CORPORATION (THE PREDECESSOR)

                  Notes to Financial Statements--(continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Division recognizes revenue at the point of sale, which is at time of shipment to the customer from the warehouse.

Research and Development Costs

Research and development costs are expensed as incurred. For the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996, research and development costs were approximately $830,000 and $710,000, respectively. Approximately $204,000 of these costs were allocated from another division of the Parent for the year ended December 31, 1995, while substantially all research and development costs were incurred directly by the Division for the period from January 1, 1996 to August 28, 1996.

Advertising Costs

Advertising costs are expensed as incurred. For the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996, advertising costs were approximately $1,240,000 and $1,542,000, respectively.

Income Taxes

Income taxes have been excluded from the accompanying financial statements as the Division was included in the consolidated tax returns of it Parent. There were no tax allocations to the division during the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. LEASES

For the year ended December 31, 1995 and the period from January 1, 1996 to August 28, 1996, the Division had rental expense of approximately $684,000 and $451,000, respectively.

4. ALLOCATION OF EXPENSES

The Parent and certain of its subsidiaries provide the Division with various administrative and financial services. These services include treasury, insurance and tax administration, legal, certain payroll and employee benefit administration, health and safety and environmental compliance. Mobil's policy is to allocate centrally incurred costs primarily on the basis of usage or on estimated time spent. Management believes these allocations and charges have been made on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the division been operated as a stand-alone entity.

                     MOBIL COMPOSITE PRODUCTS DIVISION OF
                    MOBIL OIL CORPORATION (THE PREDECESSOR)

                  Notes to Financial Statements--(continued)


5. LITIGATION

During 1995 the Division incurred approximately $600,000 in legal expenses in connection with a patent dispute. The dispute has been resolved in favor of the Division. In addition, the Division is from time to time party to litigation arising in the ordinary course of its business. The Division is not subject to any material pending litigation.

6. PRO FORMA TAX PROVISION (UNAUDITED)

The pro forma unaudited condensed information is based upon the historical financial information of the Division adjusted to reflect estimated income tax provisions (assuming a 40% effective rate) on historical income before taxes which would have occurred had the Division been taxed as a stand-alone entity.

[The graphics on the inside back cover page are displayed on a three-page color fold-out and consist of the following: (i) on the first page, eleven color photographs of Company operations superimposed on a photograph of an employee holding waste wood fiber and reclaimed polyethylene used in the manufacture of the Company's product, accompanied by the registered product logo; and (ii) on a gatefold consisting of the second and third pages, color photographs showing television and print advertising, public relations in print media, corporate recognition of the Company, the Company's official spokesperson, product support materials and the Company's Web site, superimposed on a photograph of a retail outlet advertising sale of the Company's product]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the Common Stock, nor does it constitute an offer or solicitation in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation, or an offer or solicitation by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................  11
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Historical and Pro Forma Financial Data.........................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  32
Management...............................................................  45
Certain Transactions.....................................................  51
Principal and Selling Stockholders.......................................  54
Description of Capital Stock.............................................  55
Shares Eligible for Future Sale..........................................  58
Underwriting.............................................................  60
Legal Matters............................................................  63
Experts..................................................................  63
Additional Information...................................................  63
Index to Financial Statements............................................ F-1

                               ----------------

  Until May 3, 1999 (25 days after the date of this Prospectus), all dealers effecting transactions in the shares of Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             4,103,000 Shares

                              Trex Company, Inc.

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------


                               J.C.Bradford&Co.

                                April 8, 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses expected to be incurred in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC Registration Fee, the NASD Filing Fee and the NYSE Listing Fee are estimated.

   SEC Registration Fee.......................................... $   16,959.06
   NASD Filing Fee...............................................      7,578.00
   NYSE Listing Fee..............................................    115,000.00
   Accounting Fees and Expenses..................................    250,000.00
   Legal Fees and Expenses.......................................    300,000.00
   TriCapital Corporation Fee....................................    250,000.00
   Printing and Engraving Expenses...............................    250,000.00
   Transfer Agent Fees and Expenses..............................     35,000.00
   Miscellaneous.................................................     75,462.94
                                                                  -------------
     Total....................................................... $1,300,000.00
                                                                  =============

Item 14. Indemnification of Directors and Officers

  Delaware General Corporation Law. Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

  Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

  Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection therewith.

  Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

  Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

  Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

  Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  Certificate of Incorporation. Article XI of the Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Company's directors will not be personally liable to the registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such
Article XI will eliminate or limit the liability of directors (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  Bylaws. The Bylaws provide for the indemnification of the officers and directors of the Company to the fullest extent permitted by the Delaware General Corporation Law. Article XII of the Bylaws provides that each person who was or is made a party to (or is threatened to be made a party to) any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law against all expenses, liability and loss (including, without limitation, attorneys' fees) incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Company and had no reason to believe that such person's conduct was illegal.

  Insurance. The directors and officers of the Company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by the Company.

  Underwriting Agreement. The Underwriting Agreement will provide for the indemnification against certain liabilities of the directors and officers of the Company and certain controlling persons under certain circumstances, including certain liabilities under the Securities Act.

  Registration Rights Agreement. In the registration rights agreement with the Company pursuant to which the shares offered by the Selling Stockholders are being registered, the Selling Stockholders have agreed to indemnify the Company, its directors, officers and agents and each person, if any, who controls the Company against certain liabilities, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

  On September 10, 1998, in connection with the incorporation and organization of Trex Company, Inc., Trex Company, Inc. issued 100 shares of Common Stock to TREX Company, LLC for cash consideration of $1,000. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

  On April 7, 1999, in connection with the Reorganization described in the Prospectus, Trex Company, Inc. issued the following numbers of shares of Common Stock to the following persons solely in exchange for their junior membership interests in TREX Company, LLC: 2,137,500 shares of Common Stock to each of Anthony J. Cavanna, Andrew U. Ferrari, Robert G. Matheny and Roger A. Wittenberg, each of whom is a director and an executive officer of Trex Company, Inc.; 526,300 shares of Common Stock to Connecticut General Life Insurance Company; 107,350 shares of Common Stock to Life Insurance Company of North America; and 316,350 shares of Common Stock to The Lincoln National Life Insurance Company. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

   **1.1  Form of Underwriting Agreement.

   **3.1  Restated Certificate of Incorporation of the Company.

   **3.2  Amended and Restated By-Laws of the Company.

   **4.1  Specimen certificate representing the Common Stock.

    *5.1 Opinion by Hogan & Hartson L.L.P. regarding the validity of the Common Stock.

  **10.1 Credit Agreement, dated as of December 10, 1996, between the Company and First Union National Bank of Virginia, as amended.

  **10.2  Form of 1999 Stock Option and Incentive Plan.

  **10.3  Form of 1999 Incentive Plan for Outside Directors.

  **10.4 Members' Agreement, dated as of August 29, 1996, among TREX Company, LLC and each of the persons named on the schedules thereto, as amended.

   *10.5 Contribution and Exchange Agreement, dated as of March 19, 1999, among Trex Company, Inc., TREX Company, LLC, certain members of TREX Company, LLC and the other persons named on the signature pages thereof.

  **10.6  Form of Distributor Agreement of the Company.

  **10.7 $3,780,000 Promissory Note, dated June 15, 1998, made by TREX Company, LLC payable to First Union National Bank of Virginia.

  **10.8 $1,035,000 Promissory Note, dated November 20, 1998, made by TREX Company, LLC payable to First Union National Bank of Virginia.

  **10.9 Business Loan Agreement, dated December 2, 1998, between TREX Company, LLC and Pioneer Citizens Bank of Nevada.

  **10.10 Construction Loan Agreement, dated February 5, 1999, between TREX
          Company, LLC and Pioneer Citizens Bank of Nevada.

 **10.11 Preferred Units Exchange Agreement, dated as of March 19, 1999, among Trex Company, Inc., TREX Company, LLC and Mobil Oil Corporation.

 **10.12 Form of Registration Rights Agreement among Trex Company, Inc. and each of the persons named on the schedules thereto, to be effective upon consummation of the Offering.

  *10.13 Consent and Amendment to Members' Agreement, dated as of March 19,
         1999, among TREX Company, LLC and each of the persons named on the signature pages thereof.

 **10.14 Amended and Restated Credit Agreement, dated as of March 23, 1999, between the Company and First Union National Bank of Virginia.

  *10.15 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Robert G. Matheny.

  *10.16 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Anthony J. Cavanna.

  *10.17 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Andrew U. Ferrari.

  *10.18 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Roger A. Wittenberg.

  *21    Subsidiary of the Company.

  *23.1  Consent of Ernst & Young LLP, independent accountants.

  *23.2  Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

 **23.3  Consent of William H. Martin, III.

 **23.4  Consent of William F. Andrews.

 **24.1  Power of Attorney (included in signature page).

 **27.1  Financial Data Schedule.

--------

  *Filed herewith.

 **Previously filed.


ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winchester, Commonwealth of Virginia, on this 8th day of April 1999.

                                 Trex Company, Inc.

                                    /s/ Robert G. Matheny
                                 By: _________________________
                                    Robert G. Matheny
                                    President
                                    (Duly Authorized Representative)

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 Name                              Title                    Date
                 ----                              -----                    ----

      /s/ Robert G. Matheny               President and Director        April 8, 1999
______________________________________      (Principal Executive
          Robert G. Matheny                       Officer)

      /s/ Anthony J. Cavanna           Executive Vice President and     April 8, 1999
______________________________________  Chief Financial Officer and
          Anthony J. Cavanna                Director (Principal
                                         Financial and Accounting
                                                 Officer)

      /s/ Andrew U. Ferrari                      Director               April 8, 1999
______________________________________
          Andrew U. Ferrari

     /s/ Roger A. Wittenberg                     Director               April 8, 1999
______________________________________
         Roger A. Wittenberg

                                 EXHIBIT INDEX

  **1.1  Form of Underwriting Agreement.

  **3.1  Restated Certificate of Incorporation of the Company.

  **3.2  Amended and Restated By-Laws of the Company.

  **4.1  Specimen certificate representing the Common Stock.

  *5.1 Opinion by Hogan & Hartson L.L.P. regarding the validity of the Common Stock.

 **10.1 Credit Agreement, dated as of December 10, 1996, between the Company and First Union National Bank of Virginia, as amended.

 **10.2  Form of 1999 Stock Option and Incentive Plan.

 **10.3  Form of 1999 Incentive Plan for Outside Directors.

 **10.4 Members' Agreement, dated as of August 29, 1996, among TREX Company, LLC and each of the persons named on the schedules thereto, as amended.

  *10.5 Contribution and Exchange Agreement, dated as of March 19, 1999, among Trex Company, Inc., TREX Company, LLC, certain members of TREX Company, LLC and the other persons named on the signature pages thereof.

 **10.6  Form of Distributor Agreement of the Company.

 **10.7 $3,780,000 Promissory Note, dated June 15, 1998, made by TREX Company, LLC payable to First Union National Bank of Virginia.

 **10.8 $1,035,000 Promissory Note, dated November 20, 1998, made by TREX Company, LLC payable to First Union National Bank of Virginia.

 **10.9 Business Loan Agreement, dated December 2, 1998, between TREX Company, LLC and Pioneer Citizens Bank of Nevada.

 **10.10 Construction Loan Agreement, dated February 5, 1999, between TREX
         Company, LLC and Pioneer Citizens Bank of Nevada.

 **10.11 Preferred Units Exchange Agreement, dated as of March 19, 1999, among Trex Company, Inc., TREX Company, LLC and Mobil Oil Corporation.

 **10.12 Form of Registration Rights Agreement among Trex Company, Inc. and each of the persons named on the schedules thereto, to be effective upon consummation of the Offering.

  *10.13 Consent and Amendment to Members' Agreement, dated as of March 19,
         1999, among TREX Company, LLC and each of the persons named on the signature pages thereof.

 **10.14 Amended and Restated Credit Agreement, dated as of March 23, 1999, between the Company and First Union National Bank of Virginia.

  *10.15 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Robert G. Matheny.

  *10.16 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Anthony J. Cavanna.

  *10.17 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Andrew U. Ferrari.

  *10.18 Promissory Note, dated April 7, 1999, made by TREX Company, LLC payable to Roger A. Wittenberg.

  *21    Subsidiary of the Company.

  *23.1  Consent of Ernst & Young LLP, independent accountants.

  *23.2  Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

 **23.3  Consent of William H. Martin, III.

 **23.4  Consent of William F. Andrews.

 **24.1  Power of Attorney (included in signature page).

 **27.1  Financial Data Schedule.

--------

  *Filed herewith.

 **Previously filed.